Exhibit 99.2

[*] Represents material that has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Execution Version

SENIOR SECURED GOLD STREAM CREDIT AGREEMENT

Between

MANHATTAN MINING CO.
as Borrower

THE GUARANTORS
FROM TIME TO TIME PARTY HERETO
as Guarantors

and

WATERTON GLOBAL VALUE, L.P., BY THE GENERAL PARTNER OF ITS
GENERAL PARTNER, CORTLEIGH LIMITED
as Lender

Dated August 26, 2011

as an amendment and restatement of that certain
SENIOR SECURED BRIDGE LOAN AGREEMENT
Dated June 29, 2011

SENIOR SECURED GOLD STREAM CREDIT AGREEMENT

This SENIOR SECURED GOLD STREAM CREDIT AGREEMENT dated August 26, 2011 (the “Effective Date”) amends and restates the Existing Agreement (as defined in the Recitals below) and is entered into by and between MANHATTAN MINING CO., a corporation incorporated pursuant to the laws of the State of Nevada, as the borrower (the “Borrower”), each person that accedes to the terms of this Agreement from time to time by executing a Guarantee, as a guarantor (each a “Guarantor” and, collectively, the “Guarantors”) and WATERTON GLOBAL VALUE, L.P. by the general partner of its general partner, Cortleigh Limited, as the lender (the “Lender”).

RECITALS

A.                The Lender, the Borrower and the Original Guarantor (defined below) entered into that certain Senior Secured Bridge Loan Agreement dated as of June 29, 2011 (the “Existing Agreement”), whereby the Lender agreed to loan up to U.S. Eight Million Dollars ($8,000,000) to the Borrower on the terms and conditions set forth therein (with any and all loans outstanding as of the date of this Agreement being referred to as the “Existing Loan”).

B.                The Borrower desires to amend, restate, modify, extend and continue the Existing Agreement, and the Borrower desires that the Lender continue to make available a senior secured non-revolving loan of U.S. Eight Million Dollars ($8,000,000), in one or more advances, upon the terms hereof and subject to the satisfaction of the conditions precedent contained herein (the “Loan”). The Existing Loan shall remain and continue as a Loan under this Agreement. The Borrower shall use the proceeds of the Loan as set forth herein.

C.                This Agreement and the Loan are secured by the Security Documents and Liens on the Collateral in favour of the Lender, which Liens, and the associated Security Documents, shall be ratified, continued and affirmed. The Borrower and the Guarantor shall remain liable for the payment and performance of all obligations hereunder and under the other Credit Documents.

D.                Until the Effective Date, the Existing Agreement shall remain in full force and effect in accordance with its terms and this Agreement shall have no effect.

E.                Effective as of the Effective Date, the Existing Agreement is amended, modified, continued and restated in its entirety as set forth in this Agreement, and this Agreement shall be in full force and effect.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1                Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Additional Guarantor” means any Person which becomes a Guarantor in accordance with Section 8.1(x) .

“Advances” means advances of a Loan made by the Lender pursuant to Section 2.2 and “Advance” means any one of such advances.

“Affairs” means the business, affairs, operations, undertaking, property, assets, liabilities, condition (financial or otherwise), prospects, performance and results of operations of a specified Person.

“Affiliate” means an affiliated body corporate and, for the purposes of this Agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other.

“Agreed Priority” means, with respect to a Security Document and a Lien made in favour of the Lender, a senior first priority Lien in favour of the Lender, meaning that such Security Document and Lien are prior in right to any other Lien in, on or to the Collateral which is purported to be covered thereby, subject only, in each case, to Permitted Liens. For the avoidance of doubt, the Loan and the Obligations shall be secured by a first ranking perfected encumbrance over (i) all real property and personal property of the Borrower; and (ii) 100% of the shares or Equity Interests of Borrower, as owned by the Original Guarantor.

“Agreement” means this senior secured gold stream credit agreement, which amends, restates and replaces the Existing Agreement, and all schedules and instruments in amendment or confirmation of it; and the expressions “Article”, “Section”, “Subsection” and “paragraph” followed by a number mean and refer to the specified Article, Section, Subsection or paragraph of this Agreement.

“Applicable Law” means any international treaty, any domestic or foreign constitution or any supranational, national, regional, federal, provincial, territorial, state, municipal, tribal or local statute, law, ordinance, code, rule, regulation, order (including any consent decree or administrative order), applicable to, or any directive, guideline, policy or Authorization of any Governmental Entity having jurisdiction with respect to any specified Person, property, transaction or event or any of such Person’s Affairs, and any order, judgment, award or decree of any Governmental Entity, or arbitrator in any proceeding or action to which the Person in question is a party or by which such Person or any of its Affairs is bound.

“Applicable Securities Legislation” means, at any time, all securities laws and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other applicable regulatory instruments of the securities regulatory authorities applicable to the Borrower or to which it is subject, including those applicable or to which it is subject in any of the Reporting Jurisdictions.

“Authorization” means any authorization, approval, consent, exemption, licence, permit, franchise, certification, registration or no-action letter from any Governmental Entity having jurisdiction with respect to any specified Person, property, transaction or event, or any of such Person’s Affairs or from any Person in connection with any easements or contractual rights.

“Availability Period” means the period starting on the Effective Date and ending on the day immediately preceding the first day of the Repayment Period.

“Borrower” means Manhattan Mining Co., a corporation incorporated and existing under the laws of the State of Nevada, and its successors and permitted assigns.

“Borrower Control Agreement” means the account control agreement relating to the Borrower’s bank accounts to be entered into between the Lender, the Borrower and __________________________(Borrower’s Bank).

“Borrower’s Account” means, collectively, the Borrower’s account with _____________________________________(Borrower’s Bank and account number).

“Borrowing Notice” means a written request by the Borrower for a Loan pursuant to Section 2.3, which shall include all of the information referenced in Section 2.3 and a certification from the Borrower, substantially in the form of Exhibit A hereto.

“Buildings and Fixtures” means all plant, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situate on any of the Subject Properties.

“Business” means the business of the Borrower as conducted as at the date hereof.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or the State of Nevada.

“Capital Lease” means, with respect to a Person, a lease or other arrangement in respect of real or personal property that is required to be classified and accounted for as a capital lease or debt obligation on a balance sheet of the Person in accordance with GAAP.

“Capital Lease Obligation” means, with respect to a Person, the obligation of the Person to pay rent or other amounts under a Capital Lease and for the purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date as determined in accordance with GAAP.

“Cash Payment Amount” means, at any time, the product of: [*].

“Change of Control” means the occurrence of any of the following events:

(a)

any person shall have acquired legal or beneficial ownership of, or the power to exercise control or direction over, any Voting Shares of the Original Guarantor (or securities convertible into such Voting Shares), that together with such person’s existing securities would constitute Voting Shares of the Original Guarantor representing more than twenty percent (20%) of the total voting power attached to all Voting Shares of the Original Guarantor then outstanding;

(b)

there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of a Credit Party (1) in which the Credit Party is not the continuing or surviving corporation or (2) pursuant to which any Voting Shares of a Credit Party would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of a Credit Party in which the holders of the Voting Shares of such Credit Party immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 50% of the Voting Shares of the continuing or surviving corporation immediately after such transaction;

(c)

any Person or group of Persons (other than Affiliates or related Persons of the Lender) shall succeed in having a sufficient number of its nominees elected as Directors such that such nominees, when added to any existing Directors after such election who was a nominee of or is an Affiliate or related Person of such Person or group of Persons, will constitute a majority of the Directors; or

(d)

the Borrower, the Original Guarantor or any other Guarantor shall cease to directly own and control the Equity Interests that any of them has pledged to the Lender pursuant to a Security Document (except as provided in any such Security Document).

“Churchill Royalty Agreement” means the one and one-quarter percent (1.25%) Royalty Agreement given by the Borrower for the benefit of the Lender with respect to the Mining Properties located in Churchill County, Nevada, substantially in the form of the Royalty Agreement delivered by the Borrower with respect to the Nye County Mining Properties, together with all amendments, modifications, supplements, extensions and restatements thereof in accordance with its terms, to be acknowledged and recorded in Official Records with the Churchill County, Nevada Recorder’s Office.

“Collateral” means any and all real and personal property, assets, rights, titles and interests in respect of which the Lender has or will have a Lien pursuant to a Security Document, whether tangible or intangible, presently held or hereafter acquired, and all products and proceeds of the foregoing, including insurance proceeds related to the foregoing.

“Commitment Amount” means US Eight Million Dollars ($8,000,000).

“Common Shares” means the common shares in the capital of a Person.

“Compliance Certificate” means a certificate of the Borrower substantially in (i) the form of Exhibit B, signed on its behalf by its chief financial officer or any other officer acceptable to the Lender or (ii) such other form as the Lender may determine.

“Contaminant” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them that may (i) injure or damage property or plant or animal life, (ii) harm or cause a nuisance to any Person, (iii) adversely affect the health of any individual, (iv) impair the safety, of any individual, (v) render any property or plant or animal life unfit for use by humans, (vi) cause loss of enjoyment of normal use of property, or (vii) interfere with the normal course of business, and includes any “Contaminant” within the meaning assigned to such term (or any similar term) in any Environmental Law applicable to the Mining Properties or the Borrower.

“Contingent Liability” means, with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person or guarantees the payment of dividends or other distributions upon the shares of any Person. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related.

“Control” of any Person means:

(a)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

	(i)	cast, or control the casting of, more than 50% of the maximum number of votes that might be cast at a general meeting of such Person; or

	(ii)	appoint or remove all, or the majority, of the directors or other equivalent officers of such Person; and/or

(b)	the holding beneficially of more than 50% of the issued share capital of such Person.

“Credit Documents” means this Agreement, the Security Documents, the Guarantees, each Borrowing Notice, each Compliance Certificate, and each other Instrument executed by the Borrower or other Credit Party in connection with this Agreement, the Existing Agreement or any of the foregoing Instruments, whether or not specifically identified in this clause, as any of the foregoing may be amended, modified, supplemented, extended or restated from time to time in accordance with their respective terms.

“Credit Parties” means, collectively, the Borrower and each Guarantor, and “Credit Party” means any of them, together with their permitted successors and assigns.

“Debt” of any Person means:

(c)

all obligations of the Person for borrowed money, including debentures, notes or similar instruments and other financial instruments and obligations with respect to bankers’ acceptances and contingent reimbursement obligations relating to letters of credit;

(d)	all Financial Instrument Obligations of the Person;

(e)	all Capital Lease Obligations and Purchase Money Obligations of the Person;

(f)

all obligations to pay the deferred and unpaid purchase price of property or services, which purchase price is due and payable more than six months after the date of placing such property or service or taking delivery at the completion of such services;

(g)	all indebtedness of any Person secured by a Lien on any assets of such Person;

(h)	all obligations to repurchase, redeem or repay any shares of such Person; and

(i)	all Contingent Liabilities of the Person with respect to obligations of another Person if such obligations are of the type referred to in paragraphs (a) to (g).

“Default” means an event which, with the giving of notice or passage of time, or the making of any determination or any combination of the foregoing, would constitute an Event of Default.

“Direct Agreement” means a direct agreement entered into by a Credit Party, the counterparty to a Material Contract and the Lender in respect of the assignment of the rights of the Borrower, and the exercise of step-in rights by the Lender under, such Material Contract, in form and substance satisfactory to the Lender, acting reasonably.

“Director” means a director of a Credit Party and “Directors” means the board of directors of a Credit Party or, whenever duly empowered, a committee of the board of directors of a Credit Party, and reference to action by the Directors means action by the directors as a board or action by such a committee of the board as a committee.

“Disposal” means a sale, lease, release, abandonment, licence, exchange, transfer, loan, grant, option or other disposal by a Person of any asset, undertaking or business (whether by a voluntary or involuntary single transaction or series of transactions) and “Dispose” shall have a corresponding meaning.

“Disposal Proceeds” means, the consideration receivable by a Credit Party for any Disposal made by such Credit Party, after deducting any reasonable expenses which are incurred by the Credit Party with respect to such Disposal.

“Distribution” has the meaning specified in Section 8.2(g) .

“Dollars” and “$” means lawful money of the United States of America.

“Effective Date” means August 26, 2011 or such other date as the parties may agree.

“Elko Royalty Agreement” means the one and one-quarter percent (1.25%) Royalty Agreement given by the Borrower for the benefit of the Lender with respect to the Mining Properties located in Elko County, Nevada, substantially in the form of the Royalty Agreement delivered by the Borrower with respect to the Nye County Mining Properties, together with all amendments, modifications, supplements, extensions and restatements thereof in accordance with its terms, to be acknowledged and recorded in Official Records with the Elko County, Nevada Recorder’s Office.

“Environmental Claims” means, all liabilities, (including costs of remedial actions, natural resource damages and costs and expenses of investigation and feasibility studies, including the cost of environmental consultants and cost of legal fees) that may be imposed on, incurred by, or asserted against a Credit Party as a result of, or related to, any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law or otherwise, arising under any Environmental Law, any Release or threatened Release of Hazardous Materials, or in connection with any environmental, health or safety condition and resulting from the ownership, lease, sublease or the operation or occupation of property by any Credit Party whether on, prior or after the date hereof.

“Environmental Laws” means any Applicable Law relating to pollution or protection of the environment, ecology or public health or safety and the Mining Properties, including, Applicable Laws relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials or other pollutants, Contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, pollutants, Contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

“Equity Interest Pledge Agreement” means that certain Share Pledge Agreement dated July 15, 2011 from the Original Guarantor to and in favor of the Lender with respect to 100% of the Equity Interests of the Borrower, together with any other Instruments given or to be given by a Credit Party for the benefit of the Lender that creates a Lien on and with respect to the Equity Interests of a Credit Party or other Person in order to secure the Obligations, together, in each case, with all amendments, modifications, supplements and revisions thereof in accordance with its terms, together with all other Instruments now or hereafter filed, recorded or delivered to formalize, authorize and perfect the security interests granted therein.

“Equity Interests” means, with respect to any Person, shares of capital stock of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974, and the rules and regulations thereunder, each as amended or modified from time to time.

“Event of Default” has the meaning specified in Section 9.1.

“Exchange” means the OTC:BB or any other stock exchange on which the Original Guarantor’s securities may be listed from time to time.

“Existing Agreement” shall have the meaning given thereto in the Recitals.

“Existing Loan” shall have the meaning given thereto in the Recitals.

“Expropriation Event” means the appropriation, confiscation, expropriation, cancellation, seizure or nationalization (by Applicable Law, intervention, court order, condemnation, exercise of eminent domain or other action or form of taking) of ownership or control of a Credit Party or any of its Subsidiaries or of a Mining Property, or any substantial portion thereof, or any substantial portion of the rights related thereto, or any substantial portion of the economic value thereof, or which prevents or materially interferes with the ability of a Person to own or operate the property subject to such action, including by the imposition of any Tax, fee, charge or royalty.

“Fees” means the Structuring Fee and all other fees (if any) payable by the Borrower under this Agreement.

“Financial Instrument Obligations” means, with respect to any Person, obligations arising under:

(a)

any interest rate swap agreement, forward rate agreement, floor, cap or collar agreement, future or option, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is interest rates or the price, value or amount payable thereunder is dependent or based upon interest rates or fluctuations in interest rates in effect from time to time (but excluding non-speculative conventional floating rate indebtedness);

(b)

any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, future or option, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; or

(c)

any agreement for the making or taking of any commodity, swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is any commodity or the price, value or amount payable thereunder is dependent or based upon the price or fluctuations in the price of any commodity;

or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing, in each case to the extent of the net amount due or accruing due by the Person under the obligations determined by marking the obligations to market in accordance with their terms.

“Financial Assistance” has the meaning specified in Section 8.2(h) .

“Financial Quarter” means, a period of three consecutive months in each Financial Year ending on March 31, June 30, September 30 and December 31, as the case may be, of such year.

“Financial Year” means, in relation to the Borrower, its financial year commencing on January 1 of each calendar year and ending on December 31 of such year.

“Full Prepayment Amount” means, at any time, [*].

“GAAP” means:

(a)

in relation to any period ending on or prior to December 31, 2010 (or such other date as may be determined by the Chartered Accountants of Canada or any Governmental Entity to be the date on which companies similar to the Borrower are required to apply the standards referred to in paragraph (b) below), Canadian generally accepted accounting principles as provided in the Handbook of the Canadian Institute of Chartered Accountants from time to time; and

(b)

in relation to any other period thereafter, international financial reporting standards, approved by the International Accounting Standards Board or any successor thereto (“IASB”), adopted by the Borrower, as applicable, as at the date on which any calculation or determination is required to be made, provided that, in accordance with the international financial reporting standards, where the IASB includes a recommendation concerning the treatment of any accounting matter, such recommendation shall be regarded as the only international financing reporting standard.

“General Security Agreement” means that certain General Security Agreement dated as of July 15, 2011 between the Original Guarantor and the Lender.

“Gold” means gold of a purity of at least 0.995 fine, and otherwise of grade and quality conforming to the stated requirements for good delivery in the London Bullion Market Association.

“Goldwedge Project” means the Goldwedge project, located in Nye County, Nevada, including the development of a mill and associated facilities and the Mining Properties associated with the Goldwedge Project, all as further described in Schedule 1.1(a) hereto.

“Governmental Entity” means any, (i) multinational, national, federal, provincial, state, territorial, municipal, local, tribal, aboriginal, native or other government, governmental or public department, central bank, court, commission, board, bureau, agency, instrumentality or regulatory authority, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, judicial, expropriation or taxing authority under or for the account of any of the above.

“Guarantees” means the Guarantee dated July 15, 2011 from the Original Guarantor to and in favour of the Lender and each other guarantee by a Guarantor in favour of the Lender to be delivered in connection with this Agreement and any other Credit Document or any of the transactions contemplated herein or therein, together with all amendments, modifications, supplements, extensions and restatements thereof in accordance with its terms.

“Guarantors” means the Original Guarantor and each Additional Guarantor, and “Guarantor” means any one of them.

“Hazardous Material” means any substance or mixture of substances, or any pollutant or Contaminant, toxic or dangerous waste or hazardous material, as defined or listed in, or otherwise classified pursuant to, or give rise to liability under, any Environmental Law or applicable regulations, including any “hazardous substance”, “hazardous material”, “hazardous waste”, “toxic substance”, “Contaminant”, “pollutant” or any other similar formulation intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosiveness, reactivity, carcinogenicity, toxicity or dangerousness.

“Hedging Agreement” means (i) any currency exchange or interest rate swap agreement, currency exchange or interest rate cap agreement or currency exchange or interest rate collar agreements between any Credit Party and any other Person and (ii) all net forward sale, put/call options, spot deferred sale or other similar arrangement or agreement relating to the sale or purchase of any commodity.

“Indemnified Person” has the meaning specified in Section 10.5(1) .

“Instrument” means any contract, agreement, undertaking, indenture, mortgage, certificate, document or writing (whether formal agreement, letter or otherwise) under which any obligation, duty, covenant, agreement, affirmation, undertaking or liability is evidenced, assumed or undertaken, or any right or Lien (or right or interest therein) is granted, authenticated, notarized, authorized or perfected, and any notice, registration, recordation or filing associated with or required by any of the foregoing.

“Insurance Proceeds” means the proceeds of any insurance claim under any insurance maintained by any Credit Party.

“Interest Payment Amount” means, in relation to any Interest Payment Date an amount calculated by the Lender equal to interest on the Loan with respect to the calendar month ending on such Interest Payment Date at a rate of interest per annum equal to the Interest Rate and a year of 360 days.

“Interest Payment Date” means (i) the last Business Day of each calendar month for the period commencing on the Effective Date and ending on the Maturity Date, (ii) the Maturity Date, and (iii) any date on which the Borrower makes a prepayment of the Loan.

“Interest Rate” means [*] percent per annum.

“Leased Properties” means, collectively, the real properties forming the subject matter of the Leases.

“Leases” means the leases, subleases, rights to occupy and licences of real property or Buildings and Fixtures, to which any Credit Party is a party (i) at the date of this Agreement, as listed and described in Schedule 1.1(a), or (ii) after the date of this Agreement as notified to the Lender pursuant to a Compliance Certificate.

“Lender” means Waterton Global Value, L.P., its successors and assigns.

“Lender’s Gold Account” shall mean the account of the Lender at [*] or with such other institution or such other account as designated by the Lender in writing from time to time.

“Lien” means any mortgage, deed of trust, lien, pledge, charge, security interest, hypothecation, indenture, preferential right, assignment, option, production payment or other lien, encumbrance or collateral security Instrument in, on or to, or any right or interest, or the title of any vendor, lessor, the Lender or other secured party to, or interest or title of any Person under any conditional sale or other title retention agreement or capital lease with respect to, any property or asset owned or held by such Person, the signing of any mortgage, deed of trust, pledge, charge, security agreement, hypothecation, indenture, assignment or similar instrument, or the signing or filing of a financing statement, personal property security act filing or other similar Instrument, which names such Person as debtor, or the signing of any security agreement or other similar Instrument authorizing any other party as the secured party thereunder to file any financing statement, personal property security act filing or other similar Instrument or any other arrangement, encumbrance or condition that in substance secures payment or performance of an obligation.

“Loan” shall have the meaning given thereto in the Recitals.

“Material Adverse Effect” means a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which cumulatively result in a material adverse effect) on (i) the Mining Properties, (ii) the business, operations, results of operations, prospects, assets, performance, prospects, liabilities or the condition (financial or otherwise) of any Credit Party, (iii) any of the rights or remedies of the Lender or (iv) the ability of any Credit Party to perform its obligations to the Lender under any of the Credit Documents.

“Material Contracts” means, collectively, the agreements set out in Schedule 1.1(a), and any other agreement to which any Credit Party is a party and which is deemed material by the Lender to the Business or the operation of the Mining Properties.

“Mill” means that certain structure or building for the crushing, grinding, treatment, processing and concentration of ores, minerals and other materials prior to its shipment to a smelter or refinery, commonly known as a mill or ball mill, which is located on the Orphant Property, together with all related and associated fixtures, improvements and equipment, and all additions, repairs, renovations, upgrades, constructions, replacements, and new facilities, in whole or in part, whether now or hereafter existing.

“Mining Properties” means all surface, subsurface and mineral rights, and all surface, subsurface and mineral leases, concessions, licenses, claims, rights, titles or interests owned, leased, held or controlled by a Credit Party, and all related, associated or appurtenant rights, in each case howsoever characterized or designated, that are owned, leased, held, or controlled, directly or indirectly, by a Credit Party, with such rights, titles and interests described in Schedule 1.1(a).

“Monthly Repayment Amount” means, in relation to any Repayment Date, an amount equal to: [*];

“Obligations” means all duties, covenants, agreements, liabilities, indebtedness and obligations of the Borrower and each Guarantor with respect to the repayment, payment or performance of all Indebtedness, liabilities and obligations (monetary or otherwise) of the Borrower and each Guarantor (if applicable), whenever arising, whether primary, secondary, direct, contingent, fixed or otherwise and whether joint, several, or joint and several, established by or arising under or in connection with this Agreement, the Existing Agreement and each other Credit Document, including, in each case, the payment of principal, interest, fees, expenses, reimbursements and indemnification obligations.

“Original Currency” has the meaning specified in Section 10.10(1) .

“Original Guarantor” means Royal Standard Minerals Inc.

“Original Principal Balance” means the aggregate amount of all Loans made to the Borrower.

“Other Currency” has the meaning specified in Section 10.10(1) .

“Other Taxes” has the meaning specified in Section 10.7(2) .

“Owned Properties” means, collectively, (i) the Mining Properties, and (ii) after the date of this Agreement, the additional lands and premises notified to the Lender pursuant to each Compliance Certificate.

“Partial Prepayment Amount” has the meaning specified in Section 4.3(3) .

“Pension Laws” means ERISA and all Applicable Laws governing the registration, administration, funding and investment of Pension Plans, including the applicable provisions of the Income Tax Act (Canada) and any other similar legislation.

“Pension Plan” means any plan or arrangement, whether funded or unfunded, registered or not registered, that provides defined benefit pensions or term-certain annuities in respect of any employees, former employees or retirees of any Credit Party.

“Permitted Affiliate Transactions” has the meaning specified in Section 7.1(jj) .

“Permitted Debt” means, in respect of any Person, the following:

(a)	Debt under any of the Credit Documents;

(b)	Debt to the extent secured by Liens pursuant to paragraphs (a), (b) or (c) of the definition of Permitted Liens; and

(c)

amounts payable arising in the ordinary course of business from the purchase of goods and services provided (i) such amounts are not overdue in excess of 90 days; and (ii) do not exceed in the aggregate an amount at any time in excess of $[*].

“Permitted Liens” means, in respect of any Person, any one or more of the following:

(a)

Liens for taxes, assessments or governmental charges or levies if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings, so long as such contested Liens could not have a Material Adverse Effect;

(b)

Liens imposed by law, such as carriers, warehousemen and mechanics’ liens and other similar liens arising in the ordinary course of business associated with amounts not yet due and payable, provided that such Liens are not registered against title to any assets of the Person and in respect of which adequate holdbacks are being maintained as required by Applicable Law or such Liens are being contested in good faith by appropriate proceedings and in respect of which there has been set aside a reserve (segregated to the extent required by GAAP) in an adequate amount and provided further that such Liens could not have a Material Adverse Effect;

(c)

Liens of purchase money mortgages and other security interests on equipment acquired, leased or held by the Borrower (including equipment held by any such Person as lessee under leveraged leases) in the ordinary course of business to secure the purchase price of or rental payments with respect to such equipment or to secure indebtedness incurred solely for the purpose of financing the acquisition (including acquisition as lessee under leveraged leases), construction or improvement of any such equipment to be subject to such mortgages or security interests, or mortgages or other security interests existing on any such equipment at the time of such acquisition, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided that no such mortgage or other security interest shall extend to or cover any equipment other than the equipment being acquired, constructed or improved, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the mortgage or security interest being extended, renewed or replaced, provided, further, that such Liens shall not exceed $[*] in the aggregate;

(d)	Liens outstanding on the date hereof and described in Schedule 1.1(c) hereto;

(e)	Liens arising under the Security Documents;

(f)

Cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure workmen’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Liens or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Liens; and

(g)

Liens given in the ordinary course of business to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations of the Borrower.

“Person” means a natural person, partnership, limited liability company, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Prepayment Notice” has the meaning specified in Section 4.3(1) .

“Prior Day Price” means:

(a)	In relation to any Repayment Date, [*]; and

(b)	In relation to any prepayment date, [*].

“Profit Participation Amount” means:

(a)	In relation to any Repayment Date, [*]:

(b)

In relation to any date on which the Borrower makes a prepayment of a Mandatory Prepayment Amount (Section 4.1), a prepayment due to a Change of Control (Section 4.2) or a prepayment of a Partial Prepayment Amount (Section 4.3), [*];

(c)	In relation to any date on which the Borrower repays the Loan upon acceleration in accordance with Section 9.2, [*].

“Project Mortgages” means: (i) the Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement dated June 29, 2011, with respect to the Goldwedge Project, recorded at Document No. 768862 on July 1, 2011 in the Official Records of Nye County, Nevada, pages 1-32, as amended and restated by that certain Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement of even date herewith, (ii) the Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement dated June 29, 2011, with respect to the Mining Properties located in Churchill County, Nevada, recorded at Document No. 0422157 on July 18, 2011 in the Official Records of Churchill County, Nevada, pages 1-36, as amended and restated by that certain Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement of even date herewith, and (iii) the Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement dated June 29, 2011, with respect to the Mining Properties located in Elko County, Nevada, recorded at Document No. 642418 on July 18, 2011 in the Official Records of Elko County, Nevada, pages 1-35, as amended and restated by that certain Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement of even date herewith, each of which grants to the Lender a good and valid first priority Lien over each Credit Party’s right, title and interest in and to all real property interests relating to such Mining Property, the minerals thereon and therein and the production therefrom, all agreements and Instruments related thereto and any personal property affixed thereon or related thereto, as any such Instrument may be amended, modified, supplemented, extended or restated from time to time in accordance with its terms.

“Project Permits” means those Authorizations for the development and operation of the Goldwedge Project, as defined in Section 7.1(ll).

“Prudent Mining Industry Practices” means those practices, standards, methods, techniques and specifications, as they may evolve, change and modify from time to time that (a) are commonly used and generally accepted in the mining industry as good, safe and prudent operational, administrative and engineering practices in connection with the design, construction, operation, maintenance, repair or use of mining projects, mining facilities, mining infrastructure, mining equipment or other components of a mining operation, (b) conform in all material respects to Applicable Laws, (c) conform in all material respects to operational and maintenance guidelines and requirements suggested by applicable manufacturers, suppliers and insurance providers (taking into account the size, age, service and type of asset), and (d) are commercially reasonable based on the nature of the Mining Properties.

“Purchase Money Obligation” means, in relation to any Person, indebtedness of such Person issued, incurred or assumed to finance all or part of the cost of acquiring any asset for such Person.

“Related Party” means in respect of any Credit Party (i) a Person which alone or in combination with others holds a sufficient number of securities or has contractual rights sufficient to affect materially the Control of such Credit Party, (ii) a Person which alone or in combination with others holds a sufficient number of securities or has contractual rights sufficient to affect materially the Control of such Credit Party, (iii) a Person who beneficially owns, directly or indirectly, voting securities of a Credit Party or who exercises Control or direction over voting securities of such Credit Party or a combination of both carrying more than 10% of the voting rights attached to all voting securities of such Credit Party for the time being outstanding, (iv) a director or senior officer of a Credit Party or Related Party of any Credit Party, or (v) an Affiliate of any of the foregoing.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any Contaminant), or in, into or out of any vessel or facility, including the movement of any substance through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise.

“Repayment Date” means the last Business Day of each calendar month during the Repayment Period.

“Repayment Period” means the twelve-month period commencing on the last Business Day of August 26, 2012 and ending on the last Business Day of August 25, 2013.

“Reporting Jurisdictions” means all of the jurisdictions in which the Original Guarantor is a “reporting issuer”, including as of the date hereof, the Province of Quebec.

“Security” means, at any time, the charges, mortgages, pledges, assignments, security interests and other encumbrances in favour of the Lender in the assets and properties of the Credit Parties securing their obligations under this Agreement and the other Credit Documents.

“Security Agreements” means (i) the Security Agreement dated as of June 29, 2011 between the Borrower and the Lender, as amended and restated by that certain Amended and Restated Security Agreement of even date herewith, (ii) the General Security Agreement, and (iii) any other security agreement or other Instrument by which the Lender obtains a Lien in or on any personal property or assets of a Credit Party to secure the Obligations, together with all amendments, modifications, supplements, extensions and restatements thereof in accordance with its terms.

“Security Documents” means each of the Guarantees, the Security Agreements, the Project Mortgages, the Equity Interest Pledge Agreement, the Borrower Control Agreement, and each of the agreements described in Schedule 1.1(d) and any other security granted to the Lender by any Credit Party, as security for the payment and performance of the Obligations, in each case, with all modifications, supplements, amendments, extensions or restatements thereto or thereof in accordance with their respective terms, all schedules and exhibits attached thereto and all financing statements, personal property security act filings and other Instruments required to be filed or recorded or notices required to be given in order to authenticate and perfect the Liens created by the foregoing.

“Spot Price” means, [*].

“Structuring Fees” means the structuring fees described in Section 2.1.

“Subject Properties” means, collectively, the Mining Properties and all other Owned Properties and Leased Properties.

“Subsidiaries” means the subsidiaries of a Credit Party.

“subsidiary” means with respect to any Person (the “parent”) at any date, (i) any corporation, limited liability company, association or other business entity of which securities or other ownership interests representing more than 50% of the voting power of all equity interests entitled to vote in the election of the board of directors thereof are, as of such date, held by the parent and/or one or more subsidiaries of the parent, (ii) any partnership, (x) the sole general partner or the managing general partner of which is the parent and/or one or more subsidiaries of the parent or (y) the only general partners of which are the parent and/or one or more subsidiaries of the parent and (iii) any other Person that is otherwise Controlled by the parent and/or one or more subsidiaries of the parent.

“Taxes” has the meaning specified in Section 10.7(1) .

“Voting Shares” means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event.

“Waste” means ashes, garbage and refuse and includes domestic waste, industrial waste, municipal refuse or such other wastes as are designated as such under any Environmental Law.

Section 1.2                Other Usages.

References to “this Agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section, Subsection, paragraph or other subdivision of this Agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

Section 1.3                Gender and Number.

Any reference in the Credit Documents to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 1.4                Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Agreement.

Section 1.5                Currency.

All references in the Credit Documents to dollars, unless otherwise specifically indicated, are expressed in United States currency.

Section 1.6                Meaning of certain terms

Any reference in this Agreement to:

(a)	a Default being “continuing” means that such Default has not been waived or remedied and an Event of Default being “continuing” means that such Event of Default has not been waived;

(b)

unless otherwise indicated, a “Credit Document” or any other agreement or instrument is a reference to that Credit Document or other agreement or instrument as amended, modified, novated, supplemented, extended or restated;

(c)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(d)	“knowledge” of any Person shall be deemed to mean such knowledge after due and diligent inquiry; and

(e)	“repay” (or any derivative form thereof) shall, subject to any contrary indication, be construed to include “prepay” (as, as the case may be, the corresponding derivative form thereof).

Section 1.7                Certain Phrases, etc.

In any Credit Document (i) (x) the words “including” and “includes” mean “including (or includes) without limitation”, and does not create or denote a limitation, (y) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (z) the word “asset” includes present and future properties, revenues and rights of every description, and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

Section 1.8                Accounting Terms.

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP.

Section 1.9                Incorporation of Schedules.

The schedules and exhibits attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

Section 1.10                Conflict.

The provisions of this Agreement prevail in the event of any conflict or inconsistency between its provisions and the provisions of any of the other Credit Documents.

Section 1.11                Certificates.

Whenever the delivery of a certificate is a condition precedent to the taking of any action by the Lender or the occurrence of any event hereunder, the truth and accuracy of the facts and the diligent and good faith determination of the opinions stated in such certificate shall in each case be conditions precedent to have such action taken, and any certificate executed by any Credit Party shall be deemed to represent and warrant that the facts stated in such certificate are true and accurate in all respects.

ARTICLE 2
LOAN

Section 2.1                Fees.

On the Effective Date, the Borrower shall pay to the Lender a one-time structuring fee in an amount equal to [*] percent [*] of the Commitment Amount (the “Structuring Fee”).

Section 2.2                Advances of the Loan. The Existing Loan outstanding as of the Effective Date shall convert into and continue as a Loan hereunder for all purposes (including for purposes of determining the amount of the Commitment available to the Borrower). Subject to all of the terms and conditions of this Agreement, upon satisfaction of the Loan conditions precedent set forth in Article 6, the Lender agrees to advance the Loan to the Borrower from time to time during the Availability Period in one or more advances in an aggregate principal amount up to the amount of the Commitment Amount, with $[*] of such Commitment Amount available as of the Effective Date and $[*] of such Commitment available only after satisfaction of all of the operational milestone covenants contained in Section 8.1(y). Any part of the Loan that has been repaid by the Borrower may not be re-borrowed and shall not be re-advanced to the Borrower. At no time shall the aggregate principal amount of the outstanding Loan exceed the Commitment Amount.

Section 2.3                Borrowing Procedure. The Borrower shall request the borrowing of a Loan by delivering to the Lender a written Borrowing Notice signed by the Borrower, which shall be delivered to the Lender by no later than [*] days (or such shorter period as may be agreed by the Lender) prior to the date of the requested borrowing. Each Borrowing Notice shall be irrevocable and shall specify (i) that a Loan is requested by the Borrower, (ii) the date of the requested borrowing (which shall be a Business Day not less than [*] days after delivery, or such shorter period as may be agreed by the Lender), (iii) the aggregate principal amount of the Loan to be borrowed, (iv) the specific purposes to which the proceeds of such Loan shall be applied (as permitted by Section 2.5 below) by reference to specific account creditors, amounts to be paid, account creditor payment remittance information and other applicable information, and (v) such other information and certifications as set forth in the form of Borrowing Notice and as the Lender shall otherwise have reasonably requested. Each submittal of a Borrowing Notice by the Borrower to the Lender shall constitute a separate representation, warranty and covenant by the Borrower to use and apply the proceeds of the Loan solely as set forth in such Borrowing Notice. All amounts requested by the Borrower in a Borrowing Notice shall be due and payable to the applicable account creditors specified therein within [*] Business Days following the date of the requested borrowing. The Lender, in its sole discretion, may advance the Loan to the Borrower either (x) by deposit of such Loan to the Borrower’s Account; (y) by direct payment to the account creditors (for the benefit of the Borrower) pursuant to the information provided in the applicable Borrowing Notice; or (z) a combination of (x) and (y). No Loan shall be advanced if a Default or Event of Default has occurred and is continuing (unless the Lender has waived the relevant Default or Event of Default for the purpose of advancing the Loan).

Section 2.4                Repayment. The principal amount of the Loan, together with interest thereon at the Interest Rate, shall be due and payable on each Repayment Date as set forth herein and in full at the end of the Repayment Period and on acceleration of the due date of the Loan by reason of an Event of Default pursuant to Section 9.2; interest shall be due and payable on each Interest Payment Date as set forth herein. The Borrower covenants and agrees to repay the Loan, together with interest thereon, in accordance with the terms of this Agreement.

Section 2.5                Use of Proceeds. The Borrower will utilize the Loan solely to fund (i) development of the Goldwedge Project, specifically the development and construction of a mill, as well as activities necessary to prepare for the start of surface mining operations at the Goldwedge Project, together with other costs and expenses incidental thereto, and (ii) the payment of certain accounts payable identified to and approved by the Lender, including the accounts payable set forth in Schedule 2.5 hereto, which scheduled accounts shall be deemed approved by the Lender. In advance of the Borrower’s use of any portion of the Loan, the Borrower shall first provide advance written notice to the Lender of the proposed use of funds, including the specific amount and the applicable payees, and the Borrower shall not make any such payments until it has received written approval therefor from the Lender, other than the payment of the accounts payable set forth in Schedule 2.5 which shall be deemed approved. The Borrower will use proceeds of the Loan only as specifically provided herein and as approved in writing by the Lender.

Section 2.6                Lender’s Loan Records. The Lender shall maintain accounts and records evidencing all Loan made hereunder and all payments received hereunder, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

ARTICLE 3
PROCEDURE AND PAYMENTS

Section 3.1                Payments.

(1)                Generally. The Borrower shall make all payments of principal on or before the date when due, whether on a Repayment Date or by prepayment, by the delivery of physical ounces of Gold to the Lender at the Lender’s Gold Account, except as otherwise expressly provided herein; provided, that the Lender may request, in its sole discretion, that any payment shall be made in cash in which case the Borrower shall pay to the Lender the Cash Payment Amount in Dollars. The Borrower represents and warrants, and covenants and agrees, that all Gold delivered to the Lender as payment of any amount due hereunder shall be owned by the Borrower, with good and marketable title thereto, free and clear of all Liens and adverse claims of any nature or description, and upon delivery to the Lender’s Gold Account, the Borrower shall convey and transfer to the Lender good and marketable title thereto, free and clear of all Liens and adverse claims of any nature or description. The Borrower agrees to convey and properly transfer all legal and beneficial right, interest and title in all Gold delivered to the Lender, and upon each delivery of Gold pursuant to this Agreement, all legal and beneficial right, title and interest in and to such Gold will pass irrevocably from the Borrower to the Lender free and clear of any Liens and adverse claims of any nature or description. All costs, charges or expenses associated with the production, transport, refining, conveyance, transfer and delivery of any Gold by the Borrower to the Lender shall be borne and paid by the Borrower. Until delivery of Gold has occurred, all costs of transport, warehousing (including insurance), storage, customs, export and import licences and Taxes and any other related costs and expenses shall be borne by the Borrower. The Borrower will have and bear all risk of loss of, or damage to, any Gold to be delivered by the Borrower to the Lender pursuant hereto until such Gold has been delivered to the Lender at the Lender’s Gold Account, at which time the risk of loss or damage thereto shall transfer to the Lender. The Lender shall have the right to reject any gold that does not conform to the definition of Gold, as defined herein. Any such rejected gold shall not be considered delivered by the Borrower and the payment amount associated therewith shall not be considered paid by the Borrower.

(2)                Payments Due. The Borrower shall pay to the Lender each of the following amounts: [*]

ARTICLE 4
PREPAYMENTS

Section 4.1                Mandatory Prepayments.

(1)	The Borrower shall, and shall ensure that each Credit Party shall prepay Advances in the following amounts (each, a “Mandatory Prepayment Amount”) and at the following times:

(a)

the amount of all Disposal Proceeds (other than Disposal Proceeds generated through the Disposal permitted under Section 8.2(d)), within [*] Business Days of receipt (for greater certainty, for the purposes of this Section 4.1(a) and Section 8.2(d), a Disposal shall not include any equity issuances by the Original Guarantor from its treasury); and

(b)

the amount of all Insurance Proceeds received by or on behalf of any Credit Party, within [*] Business Days, other than Insurance Proceeds for which the Borrower indicates to the Lender in writing, within such [*] Business Day period, shall be re- invested in replacement assets, and which are actually reinvested in such replacement assets within [*] days of receipt of such proceeds (or such other period as may be agreed upon by the Borrower and the Lender), failing which, all Advances shall immediately be prepaid in an amount equal to such Insurance Proceeds;

and, on the day any such prepayment is made, the Loan shall be deemed repaid in an amount equal to [*]% of the Mandatory Prepayment Amount and, for the purpose of determining the remaining Monthly Repayment Amounts and Profit Participation Amounts, the Original Principal Balance shall be reduced by [*]% of the Mandatory Prepayment Amount.

(2)

The Borrower shall, in addition to and at the same time as the Borrower makes any prepayment required under Section 4.1(1), pay to the Lender an amount equal to the Profit Participation Amount relating to such prepayment.

Section 4.2                Change of Control.

In the event that a Change of Control occurs, the Lender may, in its sole discretion, by written notice to the Borrower, require the Borrower to repay the Loan in full. If the Lender requires the Borrower to repay the Loan in full, the Borrower shall do so by paying to the Lender an amount in cash equal to the aggregate of the following payments: [*] together with all other fees, charges and costs and other amounts payable hereunder.

Section 4.3                Voluntary Prepayments.

(1)	The Borrower may prepay the Loan (in whole or in part) at any time on five (5) Business Days prior written notice to the Lender (each, a “Prepayment Notice”).

(2)	The Borrower shall make such prepayment no later than five Business Days following delivery of the Prepayment Notice, together with all other costs, or charges then due.

(3)

Each Prepayment Notice shall be irrevocable and shall state whether the prepayment contemplated therein is for the full amount outstanding hereunder or for a part of the amount outstanding hereunder. In the event such prepayment is a partial prepayment, the Prepayment Notice shall stipulate the amount of such proposed prepayment (the “Partial Prepayment Amount”). In any case, such prepayment shall be made as follows:

	(a)	if such prepayment is of the entire outstanding amount of the Loan the Borrower shall pay to the Lender [*]

	(b)	if such prepayment is a partial prepayment of the outstanding amount of the Loan, the Borrower shall pay to the Lender [*]

ARTICLE 5
PAYMENTS UNDER THIS AGREEMENT.

Section 5.1                Payments.

(1)

The Borrower shall make any payment required to be made by it to the Lender without set-off, deduction, withholding, or counterclaim or cross-claim, by: (a) delivering the amount of Gold that is then due to the Lender’s Gold Account or (b) depositing the Cash Payment Amount or other amount of cash then due (including with respect to each Interest Payment Amount and each Profit Participation Amount) with the Lender, in each case by not later than 12:00 a.m. (Toronto time) on the date the payment is due, to an account designated by the Lender. The Borrower shall make each such payment in either Gold or cash as required by this Agreement.

(2)

Unless otherwise expressly provided in this Agreement, the Lender shall make Advances and other payments to the Borrower under this Agreement by crediting the Borrower’s Account (or causing the Borrower’s Account to be credited) with the amount of the payment not later than 3:00 p.m. (Toronto time) on the date the payment is to be made.

(3)

Any prepayment under this Agreement shall be made together with payment of all interest and fees then due and payable and any and all other amounts which may then be due and payable under any other provision hereof.

(4)

The Lender and the Borrower acknowledge and agree that the payment of all amounts and other costs payable hereunder and any further consideration to the Lender is a fair payment based on the business terms of this transaction. The Lender and the Borrower acknowledge and agree that it is their express intention and desire that in no event shall the total payment to the Lender exceed applicable usury laws. In the event that any provision of this Agreement would oblige the Borrower to make any other payment which is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lender of interest at a criminal rate, then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary.

(5)	Whenever any payment or delivery to be made hereunder shall be stated to be due on a day that is not a Business Day, the payment may be made on the next succeeding Business Day.

Section 5.2 Computations of Interest and Fees.

(1)

All computations of interest and fees shall be made by the Lender on the basis of a year of 360 days taking into account the actual number of days (including the first day but excluding the last day) occurring in the period for which the fees are payable.

ARTICLE 6
CONDITIONS OF LENDING

Section 6.1 Conditions Precedent for Advance of Loans.

(1)                Conditions Precedent to Loans Under this Agreement. The obligation of the Lender to Advance any Loan (and each subsequent Loan) is subject to satisfaction (or waiver by the Lender in its sole discretion) of each of the following conditions precedent.

(a)                The Lender or its counsel shall have received the following, with each Instrument dated the date of this Agreement (or as otherwise agreed by the Lender), and in form and substance as shall be satisfactory to the Lender:

(i)                this Agreement, duly executed by the Borrower;

(ii)                each of the Security Documents (or each amendment, amendment and restatement or confirmation thereof), each duly executed by the Borrower or other applicable Credit Party, together with any UCC filings, PPSA filings or other Instruments for filing or registration, notarizations thereof, notices with respect thereto or other Instruments determined by the Lender to be necessary or desirable to establish and perfect the Liens established pursuant to the Security Documents; provided, that the Borrower Control Agreement shall be provided to the Lender within twenty (20) days following the Effective Date;

(iii)                the Elko Royalty Agreement and the Churchill Royalty Agreement;

(iv)                to the extent not specifically referenced, each other Credit Document, duly executed by the Borrower or the Credit Party that is party thereto;

(v)                an Omnibus Certificate for each Credit Party, duly executed by officers thereof substantially in the form of Exhibit D hereto, together with each Credit Party’s articles of incorporation, bylaws, resolutions, certificates of good standing and certification of incumbency;

(vi)                certificates of issuing insurance companies or brokers, confirming compliance by the Borrower with the insurance requirements set forth in Section 7.1(m);

(vii)                accurate and complete copies of the most recent financial statements of the Credit Parties;

(viii)                delivery of a solvency certificate from the chief financial officer of the Borrower in the form of Exhibit C, certifying that the Borrower (i) is not legally prohibited or restricted from entering into and performing its obligations under the Credit Documents to which it is a party, (ii) is able to pay its debts as they become due in the ordinary course of business, (iii) will not be rendered insolvent by virtue of any Advance to be made hereunder,

(iv)                will not be left with an unreasonably small amount of capital, and (v) has not incurred debt which cannot be satisfied on a timely basis;

(ix)                delivery of a certificate of an officer of the Borrower certifying that all necessary Authorizations relating to the development and operation of the Mining Properties have been obtained and none have been rescinded, cancelled or otherwise terminated in any respect;

(x)                evidence satisfactory to the Lender confirming the validity of the Security Documents and their application to the Loan and the Obligations as well as the validity and perfection of the Liens granted by such Security Documents with the Agreed Priority;

(xi)                opinions of legal counsel for the Credit Parties, dated the Effective Date and addressed to the Lender in form and substance reasonably acceptable to the Lender;

(xii)                a title opinion of legal counsel for the Borrower with respect to the Goldwedge Project, dated the Effective Date and addressed to the Lender in form and substance reasonably acceptable to the Lender; and

(xiii) all such other approvals, opinions, documents or Instruments as the Lender may reasonably request.

(b)                all representations and warranties made by the Credit Parties herein, in any other Credit Documents shall be true and correct on the Effective Date;

(c)                the Borrower shall have paid the Structuring Fee and all other fees, costs and expenses then due on and as of the date of this Agreement;

(d)                no Default or Event of Default has occurred and is continuing or would occur as a result of the making of the Loan or the use of the proceeds thereof;

(e)                all Authorizations of Governmental Entities, the shareholders of Borrower or other Persons required in connection with this Agreement and the other Credit Documents shall have been obtained and remain in effect;

(f)                there is no pending or threatened action or proceeding before any Governmental Entity against or affecting any Credit Party or any Mineral Property, which could reasonably be expected to have a Material Adverse Effect on any Credit Party;

(g)                since December 31, 2010, the date of the Borrower’s most recent audited financial statements, a copy of which is attached in Schedule 6.1(g) attached hereto, there shall have been no change, event or occurrence that has had, or could reasonably be expected to have, a Material Adverse Effect on any Credit Party;

(h)                all data, reports, maps, surveys, financial statements, Instruments and other information requested by the Lender for its due diligence, including searches of all Lien filings, registrations and records deemed necessary by the Lender, and copies of any documents, filings and Instruments on file in such jurisdictions, shall have been provided, and the Lender shall have completed its technical, legal, financial, permitting, environmental and other due diligence investigation of the Credit Parties and the Mining Properties in scope, and with results, satisfactory to the Lender;

(i)                the Lender shall be satisfied with the form of the Credit Documents;

(j)                the Lender shall have received evidence that all Liens granted to the Lender pursuant to the Security Documents have been duly perfected, registered or recorded in all relevant jurisdictions deemed necessary by the Lender and constitute valid Liens having the Agreed Priority, with priority over all other Liens, subject only to Permitted Liens; and

(k)                each Credit Party has performed and complied with all agreements and conditions herein and in the other Credit Documents required to be performed and complied with on or prior to the date of the proposed Loan, except those agreements and conditions waived by the Lender.

(2)                Conditions Precedent to All Loans. The obligation of the Lender to make any Loan hereunder is subject to the satisfaction of the following conditions precedent on the date of making such Loan:

(a)                the representations and warranties made by the Credit Parties herein, in the Security Documents or which are contained in any certificate furnished at any time under or in connection herewith shall be true and correct on and as of the date of such Loan as if made on and as of such date, except for representations and warranties expressly stated to relate to a specific earlier date;

(b)                no Default or Event of Default shall have occurred and be continuing on such date or after giving effect to such Loan;

(c)                immediately after giving effect to the making of any such Loan (and the application of the proceeds thereof), the aggregate sum of all outstanding Loans shall not exceed the Commitment;

(d)                there shall not exist any litigation, investigation, bankruptcy or insolvency, injunction, order or claim affecting or relating to any Credit Party or any of its Subsidiaries, or any Project, which has had, or could reasonably be expected to have, a Material Adverse Effect, or which could reasonably be expected to affect the legality, validity or enforceability of this Agreement or any other Credit Document, that has not been settled, dismissed, vacated, discharged or terminated;

(e)                no Borrower, Credit Party or Mineral Property shall have suffered a Material Adverse Effect and the Lender has not become aware of any facts which, in the Lender’s opinion, could have a Material Adverse Effect;

(f)                the Lender shall have reviewed and approved the use of Loan proceeds with respect to the Loan to be Advanced, as such use of Loan proceeds has been specified by the Borrower in the Borrowing Notice;

(g)                the Borrower and the other Credit Parties shall be in compliance with Section 8.1(y); and

(h)                all conditions set forth in Section 2.2, Section 2.3 (including delivery of an executed Borrowing Notice), Section 2.5 and Section 6.1, shall have been, and shall remain, satisfied to the satisfaction of the Lender in its sole discretion; the Borrower’s delivery of a Borrowing Notice shall constitute the Borrower’s representation and warranty that all such conditions precedent have been, and remain, satisfied.

Each Borrower request for a Loan shall be deemed to constitute a representation and warranty by the Borrower as of the date of such Loan that the applicable conditions in paragraphs (a) through (h) of this Section have been, and remain, satisfied.

Section 6.2                No Waiver.

The making of an Advance of any Loan or otherwise giving effect to any Borrowing Notice, without the fulfilment of one or more conditions set forth herein, shall not constitute a waiver of any condition and the Lender reserves the right to require fulfilment of such condition in connection with any subsequent Borrowing Notice or Advance of a Loan.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

Section 7.1                Representations and Warranties.

Each of the Credit Parties, for itself and on behalf of each of its Subsidiaries, hereby represents and warrants to the Lender, acknowledging and confirming that the Lender is relying on such representations and warranties without independent inquiry in entering into this Agreement and Advancing any Loan that:

(a)

Incorporation and Qualification. The Borrower is a corporation duly incorporated, organized and validly existing under the laws of the State of Nevada. Each other Credit Party is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation as set forth in Schedule 7.1(a). Each of the Credit Parties is qualified, licensed or registered to carry on business under the Applicable Laws in all jurisdictions in which such qualification, licensing or registration is necessary.

(b)

Corporate Power. Each of the Credit Parties has all requisite corporate power and authority to (i) own, lease and operate its properties and assets (including the Mining Properties) and to carry on its business as now being conducted by it, and (ii) enter into and perform its obligations under the Credit Documents to which it is a party.

(c)

Conflict with Other Instruments. The execution and delivery by the Credit Parties and the performance of its obligations under, and compliance with the terms, conditions and provisions of, the Credit Documents to which they are a party, will not (i) conflict with or result in a breach of any of the terms or conditions of (w) its constating documents or by-laws, (x) any Applicable Law, (y) any Instrument or contractual restriction binding on or affecting it or its  properties, or (z) any judgment, injunction, determination or award which is binding on it, or (ii) result in, require or permit (x) the imposition of any Lien in, on or with respect to any of its assets or properties (except in favour of the Lender), (y) the acceleration of the maturity of any Debt binding on or affecting any Credit Party, or (z) any third party to terminate or acquire material rights under any Material Contract.

(d)

Corporate Action, Governmental Approvals, etc. The execution and delivery of each of the Credit Documents by each Credit Party and the performance by each Credit Party of its obligations under the Credit Documents, have been duly authorized by all necessary corporate action including, without limitation, the obtaining of all necessary shareholder consents. No authorization, consent, approval, registration, qualification, designation, declaration or filing with any Governmental Entity or other Person is or was necessary in connection with the execution, delivery and performance of the obligations under the Credit Documents except as are in full force and effect, unamended, at the date of this Agreement.

(e)

Execution and Binding Obligation. This Agreement and the other Credit Documents have been duly executed and delivered by each of the Credit Parties which is a party thereto and constitute legal, valid and binding obligations of such Credit Party enforceable against it in accordance with their respective terms, subject only to any limitation under Applicable Laws relating to (i) bankruptcy, insolvency, arrangement or creditors’ rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies.

(f)

No Default or Event of Default. No Default or Event of Default has occurred which is continuing. As of the Effective Date, no Default or Event of Default has occurred and is continuing under the Existing Agreement.

(g)

All Authorizations Obtained and Registrations Made. The Security Documents are effective to create in favour of the Lender, a legal, valid and perfected Lien in the Collateral with the Agreed Priority and the proceeds thereof enforceable against third parties and any trustee in bankruptcy and/or any other similar official. All Authorizations and registrations necessary or of advantage to permit each Credit Party to (i) execute, deliver and perform each Credit Document to which it is a party, (ii) create senior first priority perfected Liens (enforceable against third parties and any trustee in bankruptcy and/or any other similar official) in the Collateral and the proceeds thereof, (iii) consummate the transactions contemplated by the Credit Documents, (iv) own its undertaking, property and assets, and (v) carry on its business (including Authorizations and registrations necessary or of advantage to permit the Borrower to carry on the Business), have been obtained or effected and are in full force and effect. Each Credit Party is in compliance with the requirements of all such Authorizations and registrations and there are no investigations or proceedings existing, pending or, to the Borrower’s knowledge, threatened which could result in the revocation, cancellation, suspension or any adverse modification of any of such Authorizations and registrations. The Security Documents constitute a fully perfected security interest or fixed charge on all right, title and interest of each Credit Party in the assets and/or property described therein as security for the obligations specified therein in each case prior and superior in right to any other Person, with the Agreed Priority, other than Permitted Liens.

(h)

Compliance with Contracts. The Credit Parties are in compliance with, and have at all times complied with, each of the contractual obligations (including those under each Material Contract) owing by each of them to its customers, suppliers and other Persons. No contract or other Instrument to which a Credit Party is a party is in default nor has any counterparty thereto claimed or asserted a default or breach thereof.

(i)

Material Contracts. Each Material Contract has been duly executed and delivered by each Credit Party and each other Person party thereto and constitutes a legal, valid and binding obligation of such Credit Party and the counterparty thereto enforceable against it in accordance with its respective terms, subject only to any limitation under Applicable Law relating to (i) bankruptcy, insolvency, arrangement or creditors’ rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies. Each Material Contract is in full force and effect and no default on the part of any party thereto has occurred thereunder. All Authorizations necessary to permit each party to perform its obligations under each Material Contract and consummate the transactions contemplated thereby are and will continue to be in full force and effect and there are no investigations or proceedings existing, pending or threatened which could result in the revocation, cancellation, suspension or adverse modification of such Authorization.

(j)	Ownership and Use of Property.

	(i)	Schedule 1.1(a) accurately and completely sets forth and describes all real property owned, held or controlled by the Borrower, including all fee interests, patented mining claims, unpatented mining claims, unpatented millsite claims, leases and other real property interests;

(ii)

The Borrower has good and marketable title to an undivided one hundred percent (100%) of all fee lands, patented mining claims, and unpatented mining claims and millsite claims set forth on Schedule 1.1(a), which title is, subject to Permitted Liens, superior and paramount to any adverse claim or right of title which may be asserted, subject only to (A) those adverse claims or rights of title contained in that certain Title Opinion dated June 13, 2011 prepared for, addressed to and delivered to the Lender by Parsons Behle Latimer in connection with this transaction (the “Title Report”), which is attached as Schedule 6.1(j) hereto, and (B) the paramount title of the United States as to any unpatented mining claims and millsite claims and the rights of third parties to the lands within such unpatented mining claims pursuant to the Multiple Mineral Development Act of 1954 and the Surface Resources and Multiple Use Act of 1955;

(iii)

With respect to the unpatented mining claims listed on the attached Schedule 1.1(a): (A) the Borrower is in exclusive possession thereof, free and clear of all Liens, claims, encumbrances or other burdens on production, other than Permitted Liens; (B) all such claims were located, staked, filed and recorded on available public domain land in compliance with all applicable state and federal laws and regulations; (C) assessment work, intended in good faith to satisfy the requirements of state and federal laws and regulations and generally regarded in the mining industry as sufficient, for all assessment years up to and including the assessment year ending September 1, 1992, was timely and properly performed on or for the benefit of the claims, and affidavits evidencing such work were timely recorded; (D) claim rental and maintenance fees required to be paid under federal law in lieu of the performance of assessment work, in order to maintain the claims commencing with the assessment year ending on September 1, 1993 and through the assessment year ending on September 1, 2010, have been timely and properly paid, and affidavits or other notices evidencing such payments and required under federal or state laws or regulation have been timely and properly filed and recorded; (E) all filings with the BLM with respect to such claims which are required under FLPMA have been timely and properly made; and (F) there are no actions or administrative or other proceedings pending or to the best of the Borrower’s knowledge threatened against or affecting any of the claims. Nothing herein shall be deemed a representation that any unpatented mining claim contains a discovery of valuable minerals or that any unpatented millsite claim is located on non-mineral land. In addition, with respect to each of the unpatented mining claims listed on Schedule 1.1(a), the Borrower represents that, to its knowledge, such unpatented mining claims have been relocated or remonumented as necessary, and that evidence of such relocation or remonumentation has been timely and properly recorded, all in compliance with the provisions of N.R.S. Chapter 517;

(iv)

As to the patented mining claims listed on Schedule 1.1(a): (A) the Borrower owns an undivided one hundred percent (100%) interest in those claims free and clear of all liens, claims, encumbrances, royalties or other burdens on production, except for Permitted Liens; (B) the Borrower is in exclusive possession of those claims; and (C) there are no actions or administrative or other proceedings pending or to the Borrower’s knowledge threatened against those claims;

(v)

Each Credit Party, and each Subsidiary thereof, has good and marketable title to its owned real property and has valid and effective rights to its leased property, free and clear of Liens, except for Permitted Liens;

(vi) All taxes, charges, rates, levies and assessments that, if unpaid, would create a Lien or charge on any Mining Property or any portion thereof, have been paid in full and will be paid in full;

(vii)

To the Borrower’s Knowledge, all contractors, subcontractors, agents and other Persons providing services, materials or labor on or for the benefit of any Mining Property have been paid in a timely manner for all work performed or services, goods or labor provided, on or with respect thereto, except where such payments are subject to a bona fide dispute, which is being diligently pursued by a Credit Party pursuant to appropriate procedures; and

(viii)

The Security Documents create, or upon their execution and delivery they will create, valid and effective Liens in and on the Collateral purported to be covered thereby, which Liens are currently (or will be upon the filing of appropriate Instruments with appropriate Governmental Authorities) perfected Liens with the Agreed Priority.

(k)

Ownership of Subject Properties. None of the Borrower or any of the other Credit Parties (i) owns any real property other than the Owned Properties, (ii) is bound by any agreement to own or lease any real property other than the Leases, or (iii) has leased any of its Owned Properties.

(l)	Leased Properties. Each Lease is in good standing and all amounts owing under each Lease have been paid by the Borrower or a Credit Party, as applicable.

(m)

Work Orders. There are no outstanding work orders, enforcement orders, compliance orders or other similar notices or requirements by or from a Governmental Entity relating to any of the Subject Properties, nor does any of the Credit Parties have notice of any possible impending or future work order, enforcement orders, compliance orders or other similar notices or requirements.

(n)

Expropriation. No part of any of the Subject Properties or the Buildings and Fixtures located on the Subject Properties has been subject to an Expropriation Event, no written notice or proceeding in respect of an Expropriation Event has been given or commenced, nor is any Credit Party aware of any intent or proposal to give any such notice or commence any proceedings.

(o)

Encroachments. The Buildings and Fixtures located at each of the Subject Properties are located entirely within such Subject Property and are in conformity with all Applicable Laws, including zoning, building, and set-back codes and coverage requirements. There are no encroachments upon any of the Subject Properties.

(p)

Compliance with Laws. Each Credit Party is in compliance in all material respects with all Applicable Laws. Each of the Mining Properties has been used, explored and operated by the Borrower and each of the other Credit Parties in compliance in all material respects with all Applicable Laws.

(q)	No Default. None of the Credit Parties is in violation of any of its constating documents, by-laws or any shareholders’ agreement applicable to it.

(r)

No Material Adverse Agreements. None of the Credit Parties is a party to any agreement or instrument or subject to any restriction (including any restriction set forth in its constating documents, by-laws or any shareholders’ agreement applicable to it) which has had, or to the best of its knowledge in the future may have, a Material Adverse Effect.

(s)	Environmental Compliance.

(i) the Mining Properties have been owned, developed, operated, leased, reclaimed and utilized in material compliance with all Applicable Laws, including Environmental Laws;

(ii)

there are no outstanding or pending consent decrees, clean-up orders, mitigation orders, compliance orders, remediation orders or other material orders, decrees, judgments or other administrative or judicial requirements outstanding under any Environmental Law with respect to any Mining Property;

(iii)

no Credit Party or any Subsidiary thereof has received any written or actual notice of: material violation, alleged material violation, material non-compliance, investigation, liability or potential liability, or request for information, with respect to Environmental Laws, Hazardous Materials or other environmental matters with regard to any Mining Property, nor does any Credit Party have knowledge or reason to believe that any such notice will be received or is being threatened; and

(iv)

with respect to the Mining Properties, there have been no past, and there are no pending or threatened, lawsuits, claims, complaints, injunctions, or any other governmental or judicial actions or proceedings with respect to any alleged material violation of any Applicable Laws, including Environmental Laws, or any Release or alleged Release of Hazardous Materials.

(t)	Pension Plans. None of the Credit Parties maintains any Pension Plan or has any liability or threatened liability under or pursuant to a Pension Plan.

(u)

Labour Matters. There are no existing or threatened strikes, lock -outs or other disputes relating to any collective bargaining agreement to which any Credit Party is a party. No Credit Party is subject to or party to a collective bargaining agreement with respect to any employees.

(v)

Books and Records. All books and records of the Credit Parties have been fully, properly and accurately kept and completed and there are no inaccuracies or discrepancies of any kind contained or reflected therein. Each of the Credit Parties’ books and records and other data and information are available to it in the ordinary course of its business.

(w)

Tax Liability. Each of the Credit Parties has filed all tax and information returns which are required to be filed. Each of the Credit Parties has paid all taxes, interest and penalties, if any, which have become due pursuant to such returns or pursuant to any assessment received by it other than those in respect of which liability based on such returns is being contested in good faith and by appropriate proceedings where adequate reserves have been established in accordance with GAAP. Adequate provision for payment has been made for taxes not yet due. There are no tax disputes existing or pending involving any of the Credit Parties or the Business.

(x)	Corporate Structure. At the date of this Agreement:

	(i)	the Borrower has no subsidiaries;

(ii)

there are no outstanding warrants, options or other agreements which require or may require the issuance of any equity interests of the Borrower or the issuance of any debt or securities convertible into equity interests of the Borrower and there are no outstanding debt or securities convertible into equity interests of the Borrower; and

	(iii)	the Borrower is not, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate.

(y)

Subsidiaries, etc. Each of the Credit Parties is a corporation. None of the shareholders of the Credit Parties are party to any shareholder’s, voting or other agreement relating to shares of any of the Credit Parties owned by such shareholder.

(z)

Financial Statements. The December 31, 2010 audited financial statements of the Borrower, copies of which have been furnished to the Lender prior to the date hereof, fairly present the consolidated financial position of the Borrower at such date and the consolidated results of the operations and changes in financial position of the Borrower for such period, all in accordance with GAAP.

(aa)

Debt. No Credit Party has any Debt except as permitted pursuant to Section 8.2(a) of this Agreement. There exists no default under the provisions of any instrument evidencing such Debt or of any agreement relating thereto.

(bb)

Insurance. The Credit Parties maintain insurance of types and in amounts which are customarily maintained by other companies applying Prudent Mining Industry Practices, and the Credit Parties otherwise have and maintain insurance for its Business and the Mining Properties in compliance with Section 8.1(m).

(cc)

No Litigation. There are no actions, suits or proceedings pending, taken or, to the Borrower’s knowledge, threatened, before or by any Governmental Entity or by or against any elected or appointed public official or private person in any jurisdiction, which (i) challenges, or to the knowledge of the Borrower has been threatened, the validity or propriety of the transactions contemplated under the Credit Documents or the documents, instruments and agreements executed or delivered in connection therewith or related thereto, (ii) alleges the violation of any Applicable Law, (iii) involves any Material Contract, (iv) challenges or threatens the validity of all or any portion of any Mining Claim or any Credit Party’s ownership thereof or claim thereto, or (v) could reasonably be expected to result, either in any case or in the aggregate, in a Material Adverse Effect.

(dd)	Schedule Disclosure. At the date of this Agreement:

(i)

Schedule 7.1(dd)(i) is a list of all jurisdictions (or registration districts within such jurisdictions) in which each Credit Party (i) has its chief executive office, head office, registered office and chief place of business, (ii) carries on business, (iii) has any account debtors, or (iv) stores any tangible personal property (except for goods in transit in the ordinary course of business);

	(ii)	Schedule 7.1(dd)(ii) is a list of all Authorizations which are material or necessary to any of the Credit Parties or the ownership, management and operation of the Mining Properties;

	(iii)	Schedule 7.1(dd)(iii) is a list of all trademarks, tradenames, copyrights and patents (and the registration particulars thereof) which are material or necessary to any the Credit Parties;

(iv)

Schedule 7.1(dd)(iv) is a list of all actions, suits, arbitrations or proceedings pending, taken or to the Borrower’s knowledge, threatened, before or by any Governmental Entity or other Person affecting any of the Credit Parties;

(v)

Schedule 7.1(dd)(v) contains a list of all agreements, contracts or similar instruments to which a Credit Party is a party or to which any of their property or assets could be subject, for which breach, non-performance, cancellation or failure to renew could have a Material Adverse Effect;

	(vi)	Schedule 7.1(dd)(vi) contains a list of all labour agreements to which a Credit Party is a party;

	(vii)	Schedule 7.1(dd)(vii) shows the complete bank account details for the Borrower.

(ee)	Insolvency. No Credit Party has:

	(i)	not generally paid its debts as they become due;

	(ii)	admitted its inability to pay its debts generally;

	(iii)	made a general assignment for the benefit of creditors;

	(iv)	committed an act of bankruptcy (within the meaning of the Bankruptcy Code (United States), the Bankruptcy and Insolvency Act (Canada) or any similar legislation or Applicable Law);

(v)

instituted any proceedings, or had instituted any proceedings against it (x) seeking to adjudicate it a bankrupt or insolvent or (y) seeking liquidation, winding-up, reorganization, compromise, arrangement, adjustment, protection, relief or composition of it or of its debts under any Applicable Law relating to bankruptcy, insolvency or reorganization or relief of debtors or other similar matters or (z) seeking the appointment of a receiver, manager, receiver and manager, trustee, custodian or other similar official for it or for any part of its undertaking, property or assets; or

	(vi)	taken any corporate action to authorize any of the actions set forth above in this Section 7.1(ee).

(ff)

No Liabilities. Except as reflected or reserved against in the balance sheet of the December 31, 2010 audited financial statements, none of the Credit Parties has liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) except for current liabilities incurred in the ordinary course since December 31, 2010.

(gg)

Broker’s Fees. No broker’s or finder’s fee or commissions will be payable by reason of any action of the Borrower with respect to any of the transactions contemplated hereby, other than to Bayfront Capital as contemplated by the Term Sheet between the Borrower and the Lender.

(hh)

Counter-Terrorism Regulations and Anti-Money Laundering. The Borrower is and will remain in compliance with all applicable economic sanctions laws and all applicable anti-money laundering and counter-terrorism financing laws, including the provisions of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), the United Nations Act (Canada), the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B Chapter V, as amended) and any other enabling legislation or executive order relating thereto, the Patriot Act (United States), and other Applicable Laws relating to “know your customer” and anti-money laundering rules and regulation which apply to it. None of the Credit Parties are (i) a Person designated by the Canadian government or the United States government on any list set out in the United Nations, Al-Qaida and Taliban Regulations, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism or the Criminal Code (collectively, the “Terrorist Lists”) with which a Person cannot deal with or otherwise engage in business transactions, (ii) is a Person who is otherwise the target of United States or Canadian economic sanctions laws or (iii) is controlled by (including without limitation by virtue of such person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any person or entity on any Terrorist List or a foreign government that is the target of United States or Canadian economic sanctions prohibitions such that the entry into, or performance under, this Agreement or any other Credit Document would be prohibited under Applicable Law. No part of the proceeds of any Advance will be used directly or indirectly for any payments to any government official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any Applicable Law.

(ii)

No Cease Trade Orders. No order or ruling suspending the sale or ceasing the trading in any securities of the Original Guarantor has been issued by any securities regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the best knowledge of the Credit Parties, are pending, contemplated or threatened by any regulatory authority.

(jj)

Affiliate Transactions. The Credit Parties are not conducting, permitting or suffering to be conducted, any transaction with any Affiliate except as set forth on Schedule 7.1(jj) (collectively, the “Permitted Affiliate Transactions”).

(kk)

Operation of Projects. The Credit Parties have heretofore made available to the Lender all feasibility studies and geological, reserve, resource, metallurgical, engineering and financial data and evaluations of each Mineral Property prepared by or for the benefit of any Credit Party or otherwise in the possession of any Credit Party. The Credit Parties are not aware of any material inaccuracy or omission in such information which has not been disclosed to the Lender in writing.

(ll)

Project Permits. Except for Authorizations which are to be obtained by a Credit Party from time to time in the ordinary course of business and the absence or delay of which will not materially interfere with or delay development and operation of a Mineral Property, all Authorizations of Governmental Authorities which are necessary to develop and operate the Goldwedge Project and to undertake and conduct the business of the Credit Parties or any Subsidiary thereof as it is currently being conducted are identified in Schedule 7.1(dd)(ii) hereto (collectively, the “Project Permits”). The Borrower has obtained all Project Permits necessary to conduct mining operations at the Goldwedge Project and all such Project Permits are in full force and effect in accordance with their terms, free of material defaults. All Project Permits necessary to develop, build and operate the Mill and the Goldwedge Project have been obtained and are in full force and effect in accordance with their terms, free of material defaults, and no written notice alleging a breach or default under any of the Project Permits or challenging or questioning the validity of any such Project Permit has been delivered, except to the extent disclosed to the Lender in Schedule 7.1(dd)(ii). The Credit Parties have sufficient, legally-enforceable rights of access, entry and egress to and from the Mining Properties, including rights sufficient to develop and operate the Mining Properties, as currently contemplated.

(mm)

Disclosure. All forecasts, projections and other written information supplied to the Lender were prepared in good faith and adequately disclosed all relevant assumptions, are true and accurate in all respects, and were based on fair assumptions. There is no fact known to any Credit Party which could have a Material Adverse Effect and which has not been fully disclosed to the Lender. None of the representations or warranties made by the Credit Parties in the Credit Documents as of the date such representations and warranties are made or deemed made, and none of the statements contained in each written exhibit, report, statement or certificate furnished by or on behalf of the Credit Parties in connection with the Credit Documents, contains to the knowledge of the Borrower, acting reasonably and diligently, any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading as of the time when made or delivered which would reasonably be expected to have a Material Adverse Effect.

Section 7.2                Survival of Representations and Warranties.

The representations and warranties in this Agreement and in any certificates or documents delivered to the Lender in connection therewith shall not merge in or be prejudiced by and shall survive any Advance and shall continue in full force and effect so long as any amounts are owing by the Borrower to the Lender under this Agreement.

ARTICLE 8
COVENANTS OF THE BORROWER

Section 8.1                Affirmative Covenants

Until the full and final payment and performance of the Obligations and the termination of this Agreement, each of the Credit Parties shall perform all covenants in this Section 8.1:

(a)	Financial Statements, Reports and Other Information. The Borrower shall deliver, or arrange for the delivery, to the Lender:

(i)

as soon as practicable and in any event within 45 days after the end of each quarter of each year, (A) the Borrower’s unaudited quarterly financial statements for the Financial Year to such quarter end, prepared in accordance with GAAP and (B) together with each such delivery of financial statements pursuant to this paragraph, a duly completed and executed Compliance Certificate relating thereto;

(ii)

as soon as practicable and in any event within 90 days after the end of each Financial Year, (A) the annual consolidated financial statements of the Borrower prepared in accordance with GAAP, and (B) together with each such delivery of financial statements pursuant to this paragraph, a duly completed and executed Compliance Certificate relating thereto;

(iii)

as soon as practicable, such other information in the possession of the Credit Parties with respect to their financial condition, business and/or operations including copies of all financial statements, proxy statements, material reports and other material disclosure information which the Credit Parties shall send or make available to any of its shareholders or which it is required or elects to file with any Governmental Entity;

(iv)

as soon as practicable but no later than ten (10) days after the end of each calendar month, the Credit Parties shall submit to the Lender a written report concerning the business and activities of the Borrower, the Goldwedge Project, the Borrower’s other Mineral Properties and all activities and occurrences with respect thereto during the preceding calendar month, to include a summary description of actions taken with respect to the Borrower, the Goldwedge Project, and the Borrower’s other Mineral Properties, a description of actual expenditures (as compared to the Mine Plan) and such other data and information reasonably requested by the Lender, with such monthly report to be delivered in form and substance reasonably acceptable to the Lender.

(v)

promptly after receiving a request from the Lender, such other certificates, reports, status updates, data and information respecting the condition or operations, financial or otherwise, of any Credit Party, the Goldwedge Project and any other Project as the Lender may from time to time request, with the same to be delivered in form and substance reasonably acceptable to the Lender.

(b)

Notice of Litigation. Give notice to the Lender as soon as it becomes aware of the commencement of any action, litigation, proceeding, arbitration, investigation, grievance or dispute affecting any Credit Party, any Mining Property, any Material Contract or any Affairs of a Credit Party, together with copies of the court filings or other documents associated therewith.

(c)	Notice of Default. Give notice to the Lender as soon as it becomes aware of any Default or Event of Default or any event or circumstance which could have a Material Adverse Effect.

(d)

Notice of Environmental Matters. Promptly after the filing or receipt thereof, copies of (i) all new Project Permits, together with a description thereof and (ii) all notices with or from any Governmental Entity alleging noncompliance with or violation of any Environmental Law or Project Permit and any correspondence in response thereto.

(e)	Corporate Existence. Preserve and maintain, and cause each of the Credit Parties to preserve and maintain, its corporate existence.

(f)	Compliance with Laws, etc. The Credit Parties shall comply, and shall cause each of their Subsidiaries, agents and third party contractors to comply with, all Applicable Laws.

(g)

Comply with Environmental Laws. Each Credit Party shall own, operate and manage its business and the Mining Properties in compliance with all Applicable Laws, including Environmental Laws, and each Credit Party shall, and shall cause its agents and third party contractors to, (i) manage and operate the Mining Properties and the Business in compliance with all Environmental Laws, (ii) maintain all Authorizations and make all registrations required under all Environmental Laws in relation to the Mining Properties and the Business and remain in compliance therewith, (iii) store, treat, transport, generate, otherwise handle and dispose of all Hazardous Materials and Waste owned, managed or controlled by any of the Credit Parties in compliance with all Environmental Laws, and (iv) comply with all recommendations contained in any environmental impact assessment.

(h)

Conduct of Operations and Maintenance of Properties. The Credit Parties shall engage solely, and will cause each Credit Party to engage solely, in the business of developing and operating the Mining Properties, and other prospective mining projects, and in activities incident thereto, in accordance with Prudent Mining Industry Practices. The Credit Parties shall use commercially reasonable efforts to explore, investigate, develop, mine, operate and use each Mining Property in accordance with Prudent Mining Industry Practices. The Credit Parties shall diligently and continuously work to develop and operate the Mining Properties. The Credit Parties shall from time to time, make and cause to be made, all repairs, renewals, replacements, additions and improvements to the Mining Properties and their properties and assets, such that the Borrower and the other Credit Parties may properly and advantageously conduct their business at all times in accordance with Prudent Mining Industry Practices.

(i)

Payment of Taxes and Claims. Pay, or cause to be paid and cause each of the Credit Parties to pay or cause to be paid, when due, (i) all taxes, assessments and governmental charges or levies imposed upon it or upon its income, sales, capital or profit or any other property belonging to any of the Credit Parties, and (ii) all claims which, if unpaid, might by Applicable Law become a Lien upon any of the Credit Parties’ property or assets, except any such tax, assessment, charge, levy or claim which is being contested in good faith and by proper proceedings and in respect of which the Borrower or any of the Credit Parties have established adequate reserves, satisfactory to the Lender, in accordance with GAAP or which are Permitted Liens and which could not, individually or collectively, in the Lender’s opinion, have a Material Adverse Effect.

(j)

Keeping of Books. Keep, and cause each of the other Credit Parties to keep, proper books of record and account, in which full and correct entries shall be made in respect of its business and shall promptly notify the Lender of any material change in accounting practices or procedures implemented by a Credit Party relative to such practices and procedures as of the execution of this Agreement.

(k)

Updated Banking Information. The Borrower shall promptly notify the Lender of any change in bank location or accounts, and shall at all times ensure that all its bank accounts remain subject to the Borrower Control Agreement.

(l)

Rights of Inspection. At any time and from time to time upon reasonable request, permit any employee, officer, agent or other representative of the Lender, at the expense of the Borrower (for up to two examinations during the term of this Agreement, unless there has been an Event of Default, in which case, all examinations during such period shall be at the expense of the Borrower), to examine the Mining Properties and make copies of any abstracts from the records and books of account of any Credit Party and to discuss any of its Affairs with any of its directors, officers, employees, agents, representatives or auditors. At any time and from time to time, upon request of the Lender, permit an independent technical engineer selected by the Lender and any officer, agent or other representative of the Lender, at the expense of the Borrower (for up to two inspections during the term of this Agreement, unless there has been an Event of Default, in which case, all inspections during such period shall be at the expense of the Borrower), to inspect the Mining Properties and the Business and discuss any of the Affairs of any Credit Party with any of its personnel and third party contractors.

(m)

Maintenance of Insurance. Each Credit Party shall maintain with financially sound and reputable insurance companies (i) insurance on all its property and assets insuring against at least such risks as are usually insured against in the same or a similar business and as required by Applicable Laws and (ii) liability insurance covering at least such risks as are usually insured against in the same or a similar business and as required by Applicable Laws; and furnish to the Lender, upon request, full information as to the insurance carried. The present insurance coverage of the Credit Parties as of the Effective Date is outlined as to carrier, policy number, expiration date, type and amount on Schedule 8.1(m). Upon the request of the Lender from time to time, each Credit Party shall deliver to the Lender evidence of the insurance then in effect, including a detailed list of such insurance containing the information set forth on Schedule 8.1(m) . The insurance policies with respect to the Mining Properties shall name the Lender as loss payee or additional insured, as appropriate, and shall contain an endorsement providing that such insurance cannot be terminated or amended without at least thirty (30) days prior notice to the Lender.

(n)

Authorizations. Obtain and maintain in full force all Authorizations necessary for the exploration and development of the Mining Properties and the performance of the Credit Parties’ obligations and perform and observe all covenants, conditions and restrictions contained in, or imposed on it by, any Authorization and/or Material Contract.

(o)	Material Adverse Effect. Immediately notify the Lender of any event or circumstance or any potential event or circumstance that could have a Material Adverse Effect.

(p)

Deliver Additional Material Contracts. Notify the Lender within five Business Days upon the entering into of any new Material Contract and deliver (i) a certified copy of each such Material Contract to the Lender within five Business Days of the execution and delivery by the parties of such Material Contract, and

	(ii)	a Direct Agreement in respect of such Material Contract within ten days of the execution and delivery by the parties of such Material Contract.

(q)

Borrower’s Account. Forthwith upon receipt, pay all cash receipts from the Mining Properties or the Business (including all proceeds of insurance and reinsurance) into the Borrower’s Account. Direct all parties to the Material Contracts, insurers and all other Persons from whom any Credit Party may become entitled to receive payments (including proceeds arising from sale of production, business interruption insurance, liquidated damages under any Material Contract, any performance bond, letter of credit or guarantee, any warranty claim, the sale of, or grant of any interest in any part of the Mining Properties, any expropriation or property insurance) to pay all such amounts directly to the Borrower’s Account. No withdrawals or transfers will be permitted from the Borrower’s Account except for payment of the following amounts in the following order of priority and otherwise as agreed to by the Lender:

	(i)	first, interest, fees, principal and any other amounts then due and payable to the Lender under the Credit Documents; and

	(ii)	second, for payments of all other amounts permitted to be paid pursuant to this Agreement.

(r)

Perfection and Protection of Security. Perform, execute and deliver all acts, agreements and other documents as may be requested by the Lender at any time to register, file, signify, publish, perfect, maintain, protect, and enforce the Security or grant a security interest thereon including, without limitation, (i) executing, recording and filing of the Security Documents and financing or continuation statements in connection therewith, in form and substance satisfactory to the Lender, (ii) delivering to the Lender the originals of all instruments, documents and chattel paper and all other Collateral of which the Lender determines it should have physical possession in order to perfect and protect the Security, duly endorsed or assigned to the Lender, (iii) delivering to the Lender warehouse receipts covering any portion of the Collateral located in warehouses and for which warehouse receipts are listed, (iv) placing notations on its books of account to disclose the Security, (v) delivering to the Lender all letters of credit on which the Credit Party is named beneficiary, and (vi) taking such other steps as are deemed reasonably necessary by the Lender to maintain the Security.

(s)

Additional Security. Promptly upon the request of the Lender, the Borrower shall, and shall ensure that each other Credit Party shall, execute, deliver, create and perfect any and all Security which the Lender may require in relation to any assets of any Credit Party, the Lender may designate together with all related documents, instruments, registrations and other evidence the Lender may require to ensure that such Security creates a legal, valid and first priority perfected security interest in relation to such assets, enforceable against third parties and any trustee in bankruptcy.

(t)

Further Assurances. Upon request of the Lender, execute and deliver, or cause to be executed and delivered, to the Lender such further Instruments and do and cause to be done such further acts as may be necessary or proper in the opinion of the Lender, acting reasonably, to carry out more effectively the provisions and purposes of the Credit Documents.

(u)

Acknowledgement of Security Interest. Within fifteen (15) days following the Effective Date, Lender or its counsel shall receive from Guarantor in form and substance as shall be satisfactory to the Lender, an acknowledgement of amendment and restatement and reaffirmation of guarantee of obligations confirming that (i) Guarantor has reviewed and approved the terms and condition of this Agreement, (ii) Guarantor consents to this Agreement and agrees that the Guarantee, General Security Agreement and Equity Interest Pledge Agreement securing the Loan and Obligations of Borrower shall continue in full force and effect, shall be valid and enforceable and shall not be impaired or otherwise affected by the execution of this Agreement or any other Credit Document and (iii) Guarantor acknowledges and agrees that all references to the “Credit Agreement” as used in the Guarantee, General Security Agreement and Equity Interest Pledge Agreement shall mean this Agreement.

(v)	Purpose of Credit Facility. Ensure each Advance of a Loan shall be used solely for the purposes set out in Section 2.5 and otherwise as set forth in the applicable Borrowing Notice.

(w)	Common Shares.

	(i)	The Original Guarantor shall maintain its status as a reporting issuer not in default under Applicable Securities Legislation in each of the Reporting Jurisdictions.

	(ii)	The Original Guarantor shall maintain the listing of its Common Shares on the Exchange.

(x)	Additional Guarantors. The Borrower shall ensure that on or prior to any Person becoming a Subsidiary:

	(i)	such Person shall execute and deliver in favour of the Lender a guarantee of all the obligations of the Credit Parties under this Agreement and all the other Credit Documents;

	(ii)	such Person shall grant any and all Security as the Lender may require;

(iii)

all shares in the capital of such Person are pledged to the Lender (and all original share certificates are delivered to the Lender, duly endorsed in blank or accompanied by a duly executed stock power transfer form) and all directors of such Person have delivered to the Lender resignations duly executed but undated;

(iv)

the Lender has received evidence of registration or other perfection of such Security and/or pledge in such jurisdictions as the Lender may require to ensure that such Security and/or pledge creates legal, valid, binding, enforceable and first-priority security interests in the assets or shares to which such Security or pledge relates, enforceable against third parties, trustees in bankruptcy and similar officials;

(v)

the Lender has received all discharges, subordination agreements, waivers and confirmations as the Lender may require to ensure that all obligations under the Credit Documents are secured by first priority Liens on the property and assets of such Person; and

	(vi)	the Lender has received such other evidence, certificates and documentation as the Lender may request;

in each case, in form and substance satisfactory to the Lender.

(y)

Defense of Title and Rights. Each Credit Party shall preserve and defend its ownership of and all right, title and interest in its assets, properties and rights, including each Mining Property, as such title is represented and warranted in Section 7.1(j). Each Credit Party shall defend, and will cause the other Credit Parties to defend, the Liens in favor of the Lender under the Security Documents, and the Credit Parties shall maintain and preserve such Liens as perfected Liens with their Agreed Priority. Each Credit Party shall ensure that the Security Documents shall at all times cover and extend to all assets, properties, rights and interests of each Credit Party or Subsidiary.

(y)

Completion of Operational Milestones. The Borrower shall, unless the Lender otherwise consents in writing (which consent the Lender may grant or withhold in its sole discretion), achieve and fully complete each of the following operational milestones by the corresponding dates enumerated below:

(i)	[*]

Section 8.2                Negative Covenants.

Except with the written consent of the Lender (acting in its sole discretion), until the full and final payment and performance of the Obligations and the termination of this Agreement, each of the Credit Parties shall not, and shall ensure that no other Credit Party shall:

(a)	Debt. Create, incur, assume or suffer to exist any Debt, other than Permitted Debt.

(b)

Liens. Create, incur, assume or suffer to exist, any Lien on any of their respective properties or assets, now owned or hereafter acquired, or assign or otherwise convey any right to receive the production, proceeds or income therefrom, other than Permitted Liens. Notwithstanding the foregoing, if a Credit Party shall grant a Lien on any of its properties or assets in violation of this Section 8.2(b), then it shall be deemed to have simultaneously granted an equal and ratable Lien on any such properties or assets to and in favour of the Lender, to the extent that such a Lien has not already been granted to the Lender.

(c)

Mergers, Etc. Enter into any reorganization, consolidation, amalgamation, arrangement, winding-up, merger or other similar transaction or convey, lease or Dispose of all or substantially all of its assets (for greater certainty, such assets shall not include securities issued directly from such Credit Party’s treasury) or convey, lease or Dispose of all or any material portion of any Mining Property.

(d)

Disposal of Assets Generally. Dispose of any property or asset (including, without limitation, any securities other than securities issued directly from such Credit Party’s treasury) other than (i) bona fide sales of inventory in the ordinary course of business for the purpose of carrying on the Business and at fair market value, (ii) the sale of any asset (other than securities) which has no material economic value in the Business and is obsolete provided the fair market value of such asset does not exceed, when aggregated with the fair market value of all other assets sold in reliance on this Section 8.2(d)(ii), the aggregate sum of [*], and (iii) any Disposal to the extent the related Disposal Proceeds are applied in prepayment of the Advances as contemplated under Article 4.

(e)

Transactions with Related Parties. Directly or indirectly enter into any agreement with, make any financial accommodation for, or otherwise enter into any transaction with, a Related Party other than a Permitted Affiliate Transaction.

(f)	Change in Business. Make any change in the nature of the Business or permit any of the other Credit Parties to make any change in the nature of its business.

(g)

Distributions. The Borrower shall not declare, make or pay any Distribution. For purposes of this Section 8.2(g), “Distribution” includes with respect to any Person (i) any dividend or other distribution on issued shares of the Person or any of its subsidiaries, (ii) any purchase, redemption or retirement amount of any issued share, warrant or any other option or right to acquire any share of the Person or any of its subsidiaries redeemed or purchased by the Person or any its subsidiaries, or (iii) any payment whether as consulting fees, management fees or otherwise to any Related Party of the Person or any of its subsidiaries.

(h)

Financial Assistance. Provide any Financial Assistance to any Person, except for Financial Assistance provided to other Credit Parties in an aggregate amount not exceeding $25,000 in any fiscal period. For the purposes of this Section 8.2(h), “Financial Assistance” includes any advances, loans or other extensions of credit, guarantees, indemnities or other contingent liabilities in the nature of a guarantee or indemnity or capital contributions.

(i)

Acquisitions. Purchase any shares, stocks, bonds, notes, debentures or other securities of any Person or acquire the undertaking of, or all or substantially all the assets of, any other Person, provided that the Borrower shall be permitted to acquire additional Mining Properties, so long as such acquisitions do not (in the reasonable opinion of the Lender) impair the Lender’s then existing Security and so long as such additional Mining Properties are added to and covered by the Security.

(j)	Hedging. Enter into any Hedging Agreement on a margined or collateralized basis or of a speculative nature.

(k)	Subsidiaries. Carry on the Business otherwise than through the Borrower or any Credit Party.

(l)

Charter Documents. Amend or modify its articles of incorporation or bylaws (or equivalent charter documents), except in relation to a subdivision or consolidation of the securities of the Original Guarantor.

(m)

Change to Material Contracts. Except with respect to the Original Guarantor’s shareholders rights plan dated December 23, 2010 (to the extent such agreement is a Material Contract), terminate, waive or make any amendment to, or assign any interest, in any Material Contract, except with the prior written consent of the Lender.

(n)

Burdens on Production. No Credit Party shall grant, sell, transfer, assign or convey, directly or indirectly, to any Person any royalty (of any kind or nature whatsoever, howsoever designated), production payment or other non-cost bearing interest in any Mineral Property, other than any granted to the Lender.

(o)

Limitation on the Issuance of Shares. Neither the Borrower nor any Subsidiary of the Borrower shall sell, transfer or issue, and the Borrower shall not cause or permit the Borrower or any Subsidiary to sell, transfer or issue, any Equity Interest of such party, except for the sale, transfer or issuance of Equity Interests to another Credit Party, which are subject to an Equity Interest Pledge Agreement in favour of the Lender upon the sale, transfer or issuance of such Equity Interests to such Credit.

(p)

Prepayment of Indebtedness. The Borrower shall, not, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal or interest of any Debt, provided that, the Borrower may prepay the Debt described in paragraph (c) of the definition of Permitted Debt if it simultaneously executes, delivers, creates and perfects any and all Security which the Lender may require, with all related documents, instruments, registrations and other evidence the Lender may require to ensure that such Security creates legal, valid, binding, enforceable and first priority perfected security interests over the property charged thereunder, enforceable against third parties and any trustee in bankruptcy.

ARTICLE 9
EVENTS OF DEFAULT

Section 9.1                Events of Default.

The occurrence of any of the following events that is continuing shall constitute an “Event of Default” under this Agreement:

(a)

Non-Payment. A Credit Party fails to make payment of any Obligation (whether for principal, interest, costs, fees, expenses or any other amount due hereunder or under any other Credit Document) when due and payable pursuant to the terms of a Credit Document (whether on a payment date, by prepayment, on demand or otherwise);

(b)

Misrepresentation. Any representation or warranty or certification made or deemed to be made by a Credit Party or any of its respective directors or officers in any Credit Document shall prove to have been incorrect, incomplete or misleading in any respect when made or deemed to be made (in the case of any representation or warranty containing any materiality qualifier) or proves to have been incorrect, incomplete or misleading in any material respect (in the case of any representation or warranty without any materiality qualifier);

(c)	Breach of Covenants. A Credit Party fails to perform, observe or comply with:

	(i)	any of the covenants or any other provision or obligation contained in Section 8.2, Section 8.1(u), Section 8.1(w), Section 8.1(y) or Section 8.1(y); or

(ii)

any other covenant or any other provision or obligation contained in any Credit Document to which it is a party and such failure is not capable of being remedied or, if capable of being remedied, continues for a period of five Business Days, provided in such case the Credit Party is proceeding diligently to remedy such failure and the Lender is not prejudiced thereby;

(d)

Cross- Default. A Credit Party fails to pay the principal of, or premium or interest on or any other amount relating to, any of its Debt exceeding $100,000 (or the equivalent amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise); or any other event occurs or condition exists if its effect is to accelerate, or permit the acceleration of such Debt; or any such Debt shall be declared to be due and payable prior to its stated maturity;

(e)

Material Contracts. A Credit Party fails to perform or observe any term, covenant or agreement contained in any Material Contract on its part to be performed or observed where such failure could, have a Material Adverse Effect and such failure remains outstanding for a period of ten (10) Business Days; or any Material Contract is amended, where such amendment could have a Material Adverse Effect; or any Material Contract is terminated or revoked or permitted to lapse (other than in accordance with its terms and not as a result of default); or any party to any Material Contract delivers a notice of termination or revocation in respect of such Material Contract and such Material Contract is subsequently terminated or revoked;

(f)

Judgments. Any judgment or order for the payment of money in excess of $100,000.00 (or the equivalent amount in any other currency) is rendered against a Credit Party and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order, or (ii) there is any period of ten (10) consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect;

(g)

Bankruptcy; Insolvency. (i) Any Credit Party shall initiate or commence any case, proceeding or other action (A) under any existing or future Bankruptcy Law, or otherwise seeking to have it judged bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding- up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, administrator, conservator or other similar official for it or for all or any substantial part of its assets, or any Credit Party shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against any Credit Party any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of thirty (30) days; or (iii) there shall be commenced against any Credit Party any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of their assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within thirty (30) days from the entry thereof; or (iv) any Credit Party shall take any action in furtherance of, or indicating its consent to, approval of, authorization of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Credit Party generally shall not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due.

(h)

Dissolution. Any application is made for, or order, judgment or decree is entered against any Credit Party decreeing, the winding- up, dissolution or similar process of such Credit Party and, in the case of an application, such application remains undischarged or unstayed for a period in excess of ten days provided the Lender is not materially prejudiced thereby;

(i)

Security Imperilled. Any Credit Document is declared by a court or tribunal of competent jurisdiction to be void, invalid, illegal or unenforceable or the validity, legality or enforceability thereof is contested by any Credit Party or any other Person party thereto (other than the Lender), or any Credit Party or any other Person party thereto denies that it has any or further obligations thereunder;

(j)	Change of Control . A Change of Control occurs;

(k)	Material Adverse Effect. Any event, circumstance or condition which could reasonably be expected to have a Material Adverse Effect has occurred;

(l)	Expropriation/Condemnation. An Expropriation Event shall have occurred;

(m)

Regulatory Action. Any Governmental Entity shall take or attempt to take any action with respect to a Credit Party, or with respect to any Mining Property or any Collateral subject to the Security Documents, which has had or could reasonably be expected to have a Material Adverse Effect on a Credit Party or the ability of the Borrower to repay the Loan or to meet its other Obligations in a timely manner unless such action is set aside, dismissed or withdrawn within twenty (20) days of its institution or such action is being contested in good faith, its effect is stayed during such contest, the Credit Parties are allowed to continue development of each Mining Property during such period, and the same would not be expected to have a Material Adverse Effect;

(n)

Cessation of Project Operations. Without the prior written consent of the Lender, the Goldwedge Project or any other Mining Property, or any material portion thereof, shall be abandoned or terminated, or exploration, development or operation of the Goldwedge Project or any other Mining Property shall be terminated or reduced materially; or

(o)

Financial Statements. The audited consolidated financial statements of the Borrower are qualified in any respect (other than with respect to a going concern note) by the Borrower’s independent auditors.

Section 9.2                Acceleration.

Upon the occurrence of an Event of Default specified in Section 9.1(g), all obligations of the Lender hereunder shall automatically terminate, but such termination shall not limit or affect any rights or remedies hereunder. Immediately and automatically upon the occurrence of an Event of Default specified in Section 9.1(g), without delivery of any notice by the Lender, the Loan, together with all interest thereon, the Obligations and all other amounts owed by any Credit Party hereunder or under any other Credit Document shall be automatically accelerated and immediately due and payable to the Lender. Upon the occurrence of any other Event of Default which is continuing, the Lender may by notice to the Borrower, (A) declare its commitment to Advance any part of the Loan to be terminated, whereupon the same shall forthwith terminate, and (B) the Lender, in its sole discretion, may accelerate the Loan. Upon acceleration of the Loan, whether automatically or by notice, the Borrower shall: (i) immediately repay all Obligations, and (ii) the Borrower shall pay to the Lender an amount in cash equal to the aggregate of the following payments: [*] together with all accrued interest (as applicable) and all other fees, charges, costs and other amounts payable hereunder and under any other Credit Document.

Section 9.3                Remedies.

(1)

Upon the occurrence of an Event of Default, the Lender may commence such legal action or proceedings and exercise all its rights and remedies available to it under the Credit Documents and/or Applicable Law, which in its sole discretion it deems appropriate or expedient, including, the commencement of foreclosure and enforcement proceedings under the Credit Documents, all without any additional notice, presentation, demand, protest, notice of dishonour, entering into of possession of any property or assets, or any other action or notice, all of which are expressly waived by each Credit Party, whereupon all obligations of the Lender to make any further Advances shall forthwith be suspended or terminated. Upon the occurrence of an Event of Default, the Lender shall have, and may exercise, all of its rights and remedies under this Agreement and the other Credit Documents as well as all other rights and remedies available at law or in equity.

(2)

The rights and remedies of the Lender under the Credit Documents are cumulative and are in addition to, and not in substitution for, any other rights or remedies, and no right or remedy contained herein or in any other Credit Document, or otherwise at law or in equity, is intended to be exclusive. Nothing contained in the Credit Documents with respect to the liability of the Credit Parties to the Lender, nor any act or omission of the Lender with respect to the Credit Documents or its rights or remedies, shall in any way prejudice, impair, limit or otherwise affect the rights, remedies and powers of the Lender under the Credit Documents or otherwise.

ARTICLE 10
MISCELLANEOUS

Section 10.1                Amendments, etc.

No amendment or waiver of any provision of any of the Credit Documents, nor consent to any departure by any Credit Party or any other Person from such provisions, is effective unless in writing and approved by the Lender. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

Section 10.2                Waiver.

(1)

No failure on the part of the Lender to exercise, and no delay in exercising, any right under any of the Credit Documents shall operate as a waiver of such right; nor shall any single or partial exercise of any right under any of the Credit Documents preclude any other or further exercise of such right or the exercise of any other right.

(2)

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall survive each Advance and, notwithstanding any such Advance or any investigation made by or on behalf of any party, shall continue in full force and effect.

Section 10.3                Evidence of Debt and Borrowing Notices.

The indebtedness of the Borrower resulting from the Advances shall be evidenced by the Borrowing Notices and the records of the Lender, which shall constitute prima facie evidence of such indebtedness.

Section 10.4                Notices, etc.

Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a)	to any Credit Party at:

Manhattan Mining Co. [*]

(b)	to the Lender at:

Waterton Global Value, L.P. [*]

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time), otherwise on the next Business Day, (ii) transmitted by facsimile, electronic mail or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.

Section 10.5                Costs, Expenses General Indemnity and Environmental Indemnity.

(1)

The Borrower and each other Credit Party agree, whether or not the transactions contemplated in this Agreement are completed, to indemnify and to defend and hold the Lender, the Lender’s Affiliates and their respective directors, partners, managers, members, owners, principals, shareholders, officers, employees, agents, consultants and representatives (each an “Indemnified Person”) harmless from, and shall pay to such Indemnified Person promptly (and in any event within five Business Days of demand) any amounts required to compensate the Indemnified Person for, any cost, expense, liability, obligation, loss, damage, penalty, action, judgment, fine, suit, charge, claim, taxes, payments or disbursements of any kind or nature whatsoever, including attorneys fees and expenses imposed on, incurred by, suffered by or asserted against, the Indemnified Person as a result of, connected with or arising out of (i) the preparation, execution and delivery of, preservation of rights under, enforcement of, or refinancing, renegotiation or restructuring of, the Credit Documents and any related amendment, waiver or consent, as well as the consummation of the transactions contemplated thereby (ii) any advice of counsel as to the rights and duties of the Lender with respect to the administration of the Credit Documents or any transaction contemplated under the Credit Documents, (iii) a default (whether or not constituting a Default or an Event of Default) by a Credit Party, (iv) any proceedings brought by or against the Indemnified Person, or in which the Indemnified Person otherwise participates, due to its entering into or being a party to any of the Credit Documents, or by reason of its exercising or performing, or causing the exercise or performance of, any right, power or obligation under any of the Credit Documents or otherwise in connection with its interest in any Security, whether or not such proceedings are directly related to the enforcement of any Credit Document, and (v) the ownership, management, administration or operation of any Mining Property, except in each case to the extent caused by the gross negligence or wilful misconduct of the Indemnified Person.

(2)

Without limiting the generality of the foregoing provisions, the Borrower and each other Credit Party hereby indemnifies and holds harmless and agrees to defend the Indemnified Persons against any cost, expense, liability, obligation, loss, damage, penalty, action, judgment, fine, suit, charge, claim, taxes, payments or disbursements of any kind or nature whatsoever (including strict liability and including costs and expenses of investigation, abatement and remediation and monitoring of spills or Releases or threatened Releases of Hazardous Materials or other Contaminants, and including liabilities of the Indemnified Persons to third parties (including Governmental Entities) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Persons to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of or in connection with the administration or enforcement of this Agreement or any other Credit Document, including the exercise by the Lender of any rights hereunder or under any of the other Credit Documents, which result from or relate, directly or indirectly, to:

(a)

the presence, Release or threatened Release of any Hazardous Material or other Contaminants, by any means or for any reason, whether or not such presence, Release or threatened Release of Hazardous Materials or other Contaminants was under the control, care or management of a Credit Party or of a previous owner, operator, tenant or other Person;

(b)

any Release, presence, use, creation, transportation, storage or disposal of any Hazardous Material or Contaminant on or with respect to the Subject Property or the business, operations or activities of any Credit Party;

(c)

any claim or order for any clean-up, restoration, detoxification, reclamation, repair or other securing or remedial action which relates to any Subject Property or the business, operations or activities of any Credit Party;

	(d)	any Environmental Claim with respect to any Subject Property or any Credit Party; or

	(e)	the breach or violation or alleged breach or violation of any Environmental Laws by a Credit Party.

For purposes of this Section, “liability” shall include (a) liability of an Indemnified Person for costs and expenses of abatement and remediation of spills and releases of Contaminants where such abatement and remediation is prudent for the continued operation of the Business or required by Environmental Laws and to the extent required to maintain the value and use of the Collateral, (b) liability of an Indemnified Person to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Person is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party, (c) liability of the Indemnified Person for damage suffered by the third party, (d) liability of an Indemnified Person for damage to or impairment of the environment and (e) liability of an Indemnified Person for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and own client basis.

(3)

If, with respect to the Lender, (i) any change in any law, rule, regulation, judgment or order or any change in the interpretation, application or administration of such law, rule, regulation, judgment or order, occurring or becoming effective after this date, or (ii) compliance by the Lender with any direction, request or requirement (whether or not having the force of law) of any Governmental Entity made or becoming effective after the date hereof, has the effect of causing any loss to the Lender or reducing the Lender’s rate of return by (w) increasing the cost to the Lender of performing its obligations under any of the Credit Documents (including the costs of maintaining any capital, reserve or special deposit requirements), (x) requiring the Lender to maintain or allocate any capital or additional capital or affecting its allocation of capital in respect of its obligations under any of the Credit Documents, (y) reducing any amount payable to the Lender under any of the Credit Documents, (z) causing the Lender to make any payment or to forego any return on, or calculated by reference to, any amount received or receivable by the Lender under the Credit Documents, then the Lender may give notice to the Borrower specifying the nature of the event giving rise to the loss and the Borrower shall, on demand, pay such amounts as the Lender specifies are necessary to compensate it for any such loss. A certificate as to the amount of any such loss submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

(4)

The Borrower shall pay to the Lender on demand any amounts required to compensate the Lender for any loss suffered or incurred by it as a result of (i) any payment being made in respect of an Advance, (ii) the failure of the Borrower to give any notice in the manner and at the times required by this Agreement, (iii) the failure of the Borrower to effect an Advance in the manner and at the time specified in any Borrowing Notice, or (iv) the failure of the Borrower to make a payment or a mandatory repayment in the manner and at the time specified in this Agreement. A certificate as to the amount of any loss submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

(5)

The provisions of this Section 10.5 shall survive the termination of this Agreement and the repayment of all Obligations. The Borrower acknowledges that neither its obligation to indemnify nor any actual indemnification by it of the Lender or any other Indemnified Person in respect of such Person’s losses for the legal fees and expenses shall in any way affect the confidentiality or privilege relating to any information communicated by such Person to its counsel.

Section 10.6                Release.

Upon irrevocable and indefeasible repayment and performance in full of the Obligations, including all indebtedness, obligations and liabilities (direct or indirect, absolute or contingent, matured or not, solely or jointly) by the each of the Credit Parties incurred under or in connection with this Agreement and/or any other Security Documents and payment to the Lender of all costs, charges, expenses and legal fees and disbursements (on a solicitor and his own client basis) incurred by the Lender in connection with the Security, each of the Credit Parties shall be entitled to a release and discharge of the Security constituted by the Security Documents, other than obligations and/or liabilities that have accrued prior to the date of such release or any other obligation which is expressly stated to survive the termination of the Security Documents, provided that the Lender no longer has any obligations (contingent or otherwise) under or in connection with this Agreement or any other Credit Document.

Section 10.7                Taxes and Other Taxes.

(1)

All payments to the Lender by the Borrower under any of the Credit Documents shall be made free and clear of and without deduction or withholding for any and all taxes, levies, imposts, deductions, charges or withholdings and all related liabilities (all such taxes, levies, imposts, deductions, charges, withholdings and liabilities being referred to as “Taxes”) imposed by Canada or any other relevant jurisdiction (or any political subdivision or taxing authority of it), unless such Taxes are required by Applicable Law to be deducted or withheld. If a Credit Party shall be required by Applicable Law to deduct or withhold any such Taxes from or in respect of any amount payable under any of the Credit Documents (i) the amount payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section 10.7(1)), the Lender receives an amount equal to the amount it would have received if no such deduction or withholding had been made, (ii) the Borrower shall make such deductions or withholdings, and (iii) the Borrower shall immediately pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with Applicable Law.

(2)

The Borrower shall immediately pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, financial institutions duties, debits taxes or similar levies (all such taxes, charges, duties and levies being referred to as “Other Taxes”) which arise from any payment made by the Borrower under any of the Credit Documents or from the execution, delivery or registration of, or otherwise with respect to, any of the Credit Documents.

(3)

The Borrower shall indemnify the Lender for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable by the Borrower under this Section 10.7) arising from the Credit Documents and paid by the Lender and any liability (including penalties, interest and expenses) arising from or with respect to such Taxes or Other Taxes, whether or not they were correctly or legally asserted. The Borrower shall (within three Business Days of demand by the Lender ) pay the Borrower an amount equal to the loss, liability or cost which the Lender is required to pay to any Governmental Entity as a result of any actions or payments taken or made by the Borrower pursuant to Section 10.7(1) .

(4)

Payment under this indemnification shall be made within 10 days from the date the Lender makes written demand for it. A certificate as to the amount of such Taxes or Other Taxes submitted to the Borrower by the Lender shall be conclusive evidence, absent manifest error, of the amount due from the Borrower to the Lender.

(5)

The Borrower shall furnish to the Lender the original or a certified copy of a receipt evidencing payment of Taxes or Other Taxes made by the Borrower within 10 days after the date of any payment of Taxes or Other Taxes.

(6)

Nothing contained in this Section 10.7 shall interfere with the right of the Lender to arrange its tax affairs in whatever manner it deems fit (in its sole and absolute discretion) and in particular, the Lender shall not be under any obligation to claim relief from its corporate profits or similar tax liability in respect of any deduction or withholding in priority to any other relief, claims, credits or deductions available to it and the Lender shall not be obligated to disclose to the Borrower any information regarding its tax affairs, tax computations or otherwise.

(7)	The provisions of this Section 10.7 shall survive the termination of the Agreement and the repayment of all Obligations.

Section 10.8                Successors and Assigns.

(1)

The Borrower shall not have the right to assign or transfer any of its rights or obligations under this Agreement or any interest in this Agreement without the prior written consent of the Lender, which consent may be unreasonably withheld.

(2)

The Lender may not assign or transfer any of its rights, interests or obligations (in whole or in part) under this Agreement except (i) to an Affiliate of the Lender, (ii) with the prior written consent of the Borrower (which consent may not be unreasonably withheld or delayed) or (iii) after the occurrence of any Default which is continuing, to any Person without notice to or the consent of the Borrower. In the case of an assignment or transfer authorized under this Section 10.8, the assignee or transferee (as the case may be) shall have, to the extent of such assignment or transfer, the same rights, benefits and obligations as it would if it were the Lender hereunder and the Lender shall be relieved of its obligations hereunder with respect to the commitments assigned or transferred; provided that an assignee or transferee (as the case may be) shall not be entitled to receive any greater payment under any provision of any Credit Document than the Lender would have been entitled to receive. The Borrower hereby acknowledges and agrees that any assignment or transfer will give rise to a direct obligation of the Borrower to such assignee or transferee (as the case may be) and that such assignee or transferee (as the case may be) shall be considered to be the “Lender” hereunder. The Lender may furnish any information concerning the Borrower in its possession from time to time to assignees and transferees provided that any such assignee or transferee agrees to maintain the confidentiality of such information.

(3)

The Borrower shall provide such certificates, acknowledgments and further assurances in respect of this Agreement and the Credit Documents as the Lender may reasonably require in connection with any assignment pursuant to this Section 10.8 .

(4)

Any assignment pursuant to this Section 10.8 will not constitute a repayment by the Borrower to the Lender of any Advance, nor a new Advance to the Borrower by the Lender or by the assignee, as the case may be, and the parties acknowledge that the Borrower’s obligations with respect to any such Advances will continue and will not constitute new obligations.

Section 10.9                Right of Set-off.

Upon the occurrence and during the continuance of any Event of Default, the Lender is authorized at any time and from time to time, to the fullest extent permitted by law (including general principles of common-law), to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by it to or for the credit or the account of any Credit Party against any and all of the obligations of any Credit Party under any of the Credit Documents, irrespective of whether or not the Lender has made demand under any of the Credit Documents and although such obligations may be unmatured or contingent. If an obligation is unascertained, the Lender may, in good faith, estimate the obligation and exercise its right of set-off in respect of the estimate, subject to providing the applicable Credit Party with an accounting when the obligation is finally determined. The Lender shall promptly notify the applicable Credit Party after any set off and application is made by it, provided that the failure to give notice shall not affect the validity of the set off and application. The rights of the Lender under this Section 10.9 are in addition to any other rights and remedies (including all other rights of set-off) which the Lender may have.

Section 10.10                Judgment Currency.

(1)

If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to the Lender in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Lender could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by Applicable Law, on the day on which the judgment is paid or satisfied.

(2)

The obligations of the Borrower in respect of any sum due in the Original Currency from it to the Lender under any of the Credit Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in the Other Currency, the Lender may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Lender in the Original Currency, the Borrower agrees, as a separate obligation and notwithstanding the judgment, to indemnify the Lender, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Lender in the Original Currency, the Lender shall remit such excess to the Borrower.

Section 10.11 Interest on Amounts.

Except as may be expressly provided otherwise in this Agreement, all amounts owed by the Borrower to the Lender, which are not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall bear interest (both before and after default and judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to [*]%.

Section 10.12 Governing Law and Waiver of Jury Trial.

(1)	THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEVADA.

(2)

The Borrower irrevocably attorns and submits to the non-exclusive jurisdiction of any court of competent jurisdiction of the State of Nevada in any action or proceeding arising out of or relating to this Agreement and the other Credit Documents to which it is a party. The Borrower irrevocably waives objection to the venue of any action or proceeding in such court or that such court provides an inconvenient forum. Nothing in this Section 10.12 limits the right of the Lender to bring proceedings against the Borrower in the courts of any other jurisdiction.

(3)

The Borrower hereby irrevocably consents to the service of any and all process in any such action or proceeding by the delivery of copies of such process to the Borrower at its address set out in Section 10.4(a) Nothing in this Section 10.12 affects the right of the Lender to serve process in any manner permitted by Applicable Law.

(4)

Each of the parties to this Agreement hereby irrevocably waives all right to a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement, the other Credit Documents or the transactions contemplated hereby or thereby. The scope of this waiver is intended to be all-encompassing with respect to any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Each of the parties hereto (a) acknowledges that this waiver is a material inducement for the parties to the Credit Documents to enter into a business relationship, that the parties to the Credit Documents have already relied on this waiver in entering into same and the transactions that are the subject thereof, and that they will continue to rely on this waiver in their related future dealings, and (b) further warrants and represents that each has reviewed this waiver with its legal counsel and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, modifications, supplements, extensions, renewals and/or replacements of this Agreement. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

Section 10.13                Counterparts.

This Agreement and any amendments, waivers, consents, or supplements may be executed in any number of counterparts in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute one and the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties. This Agreement may be validly executed and delivered by facsimile, portable document format (.pdf) or other electronic transmission, and delivery of an executed counterpart of a signature page to this Agreement, any amendment, waiver, consent or supplement, or to any other Credit Document, by facsimile, portable document format (.pdf) or other electronic delivery (including e-mail) shall be as effective and binding as delivery of a manually executed counterpart thereof.

Section 10.14                Severability. If any provision hereof is determined to be ineffective or unenforceable for any reason, the remaining provisions hereof shall remain in effect, binding on the parties and enforceable at the election of the Lender in its sole discretion.

Section 10.15                Governing Language. For all purposes, this English language version of this Agreement shall be the original, governing instrument and understanding of the parties. In the event of any conflict between this English language version of the Agreement and any subsequent translation into any other language, this English language version shall govern and control.

Section 10.16                Survival of Representations and Warranties. All representations and warranties made hereunder and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of any Loan.

Section 10.17                Entire Agreement; Schedules and Exhibits. The Schedules to this Agreement and the Exhibits to this Agreement form an integral part of this Agreement and are incorporated herein by reference and expressly made a part hereof. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof, superseding all prior statements, representations, discussions, agreements and understandings, oral or written, relating to such subject matter.

Section 10.18                Credit Party Joint and Several Liability. The Borrower and the other Credit Parties are engaged in related businesses and are integrated to such an extent that the financial strength and flexibility of each Credit Party has a direct, tangible and immediate impact on the success of the other Credit Parties. Each Guarantor will derive substantial direct and indirect benefit from the extensions of the Loan to the Borrower hereunder. Each Guarantor waives any right to revoke, terminate or suspend its Guarantee and acknowledges that it entered into such Guarantee in contemplation of the benefits that it would receive by this Agreement.

Section 10.19                Further Assurances. Each Credit Party shall execute, acknowledge and deliver to the Lender such other and further documents and Instruments and do or cause to be done such other acts as the Lender reasonably determines to be necessary or desirable to effect the intent of the parties to this Agreement or otherwise to protect and preserve the interests of the Lender hereunder, promptly upon request of the Lender, including the execution and delivery of any and all documents and Instruments which are necessary or advisable to create, protect or maintain in favor of the Lender, Liens on all Collateral of the Credit Parties as may be required by this Agreement or any Security Document that are duly perfected in accordance with all Applicable Laws.

Section 10.20                Acknowledgements. Each of the parties hereto hereby acknowledges that:

(i)                it has been advised by its own legal counsel in the negotiation, preparation, execution and delivery of this Agreement and each other Credit Document;

(ii)                this Agreement and the other Credit Documents shall not be construed against any party or more favourably in favor of any party based upon which party drafted the same, it being agreed and acknowledged that all parties contributed substantially to the negotiation and preparation of this Agreement and the other Credit Documents;

(iii)                the Lender has no fiduciary relationship with or duty to the Borrower or any other Credit Party arising out of or in connection with the Existing Agreement, this Agreement, or any other agreement, arrangement or Instrument, and the relationship between the Lender, on one hand, and the Borrower and the other Credit Parties, on the other hand, in connection herewith is solely that of creditor and debtor; and

(iv)                neither this Agreement nor any other Credit Document or other Instrument between any Credit Party and the Lender creates a joint venture or partnership among the parties hereto, and no joint venture or partnership exists, or shall be deemed to exist, among the Lender and the Borrower or among the Lender and the other Credit Parties.

Section 10.21                Amendment and Restatement. This Agreement amends, restates and continues the Existing Agreement, and this Agreement and all other Instruments executed in connection herewith, constitute an amendment, renewal, continuance and restatement of all Loans and Obligations of the Borrower and the Guarantors. The Existing Loan shall continue as a Loan under this Agreement. Each Credit Document entered into in connection with the Existing Agreement or the Existing Loan is hereby ratified and confirmed and shall remain in full force and effect in accordance with its terms, except to the extent expressly amended or modified in accordance with its terms. It is expressly understood and agreed by the parties hereto that this Agreement is in no way intended to constitute, and does not constitute, a release, repayment, satisfaction, discharge or novation of the Existing Loan or the obligations and liabilities existing under the Existing Agreement, or a release, termination, novation or impairment of any Credit Document or Lien granted to the Lender. All such Credit Documents and Liens created pursuant to the Credit Documents in connection with the Existing Loan shall remain in full force and effect and extend and apply to this Agreement, the Loan and the full payment and performance of all Obligations, in each case for the benefit of the Lender. All such Liens created pursuant to the Security Documents entered into in connection with the Existing Agreement are hereby expressly continued, ratified and confirmed by the Borrower and the Guarantors. The amendment and restatement hereby of the Existing Agreement, and the concurrent amendment and restatement of any other Credit Document, shall not constitute a waiver of any conditions or requirements set forth herein or therein, whether or not performed, fulfilled or required to be performed or fulfilled prior to the date hereof, nor does it constitute consent to, or waiver of, any prior or existing default, event of default or breach of any provision hereof or of any other Credit Document. All references to the Existing Agreement in any Credit Document or any other Instrument shall be deemed to refer to this Agreement. If any inconsistency exists between this Agreement and the Existing Agreement, the terms of this Agreement shall prevail. Nothing contained in this Agreement or any other Instrument executed contemporaneously herewith shall be deemed to satisfy or discharge the Loans or Obligations arising under the Existing Agreement or this Agreement (this being an amendment and restatement only).

[Signatures on following page.]

IN WITNESS WHEREOF the parties have executed this Senior Secured Gold Stream Credit Agreement.

THE BORROWER:
MANHATTAN MINING CO.

By: /s/ Roland M. Larsen
Name: Roland M. Larsen
Title: Chief Executive Officer

THE LENDER:
WATERTON GLOBAL VALUE, L.P., BY
THE GENERAL PARTNER OF ITS
GENERAL PARTNER, CORTLEIGH
LIMITED

By: /s/ Peter Poole
Authorized Signing Officer

[Signature Page to Senior Secured Gold Stream Credit Agreement]

EXHIBIT A

[Form of Notice of Borrowing]

NOTICE OF BORROWING

TO: **Waterton Global Value, L.P.**
by the general partner of its general partner
Cortleigh Limited
Folio House
P.O. Box 800
Road Town, Tortola VG 1110

DATE: ______________________

This Notice of Borrowing is delivered pursuant to that certain Senior Secured Gold Stream Credit Agreement dated August 26, 2011 (the "**Credit Agreement**"), as amended, restated, replaced, supplemented or otherwise modified from time to time, by and among Manhattan Mining Co., a corporation organized and existing under the laws of the State of Nevada, as the borrower ("**Borrower**"), those entities from time to time identified as a "Guarantor" on the signature page thereto, as guarantors, and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, as the lender ("**Lender**").

Unless otherwise defined herein, capitalized terms used in this Notice of Borrowing have the meanings assigned to such terms in the Credit Agreement.

This Notice of Borrowing is irrevocable and represents Borrower's request to borrow, and the following information is provided pursuant to Section 2.3 of the Credit Agreement.

1. Date of Requested Borrowing: ______________________
2. Amount of Requested Loan: ______________________
3. Proposed Use of Borrowing: ______________________

____
____
____

The distribution of the Loan requested hereby may be made for the credit of the Borrower to the Borrower's Account by wire transfer of the funds to:

Name of Bank:
Address of Bank:
Account Name:
Account Number:
Transit Number:
ABA Number:
SWIFT Code:

Or, by direct remittance to each account creditor as follows:

Full legal name of account creditor:
Amount to be paid:
Payment and delivery instructions:

The Borrower, and the undersigned officer to the best of his knowledge in his capacity as an officer of the Borrower, each certifies that:

(b) ,no Default or Event of Default shall have occurred and be continuing on the date set forth above or after giving effect to such Loan;

(c) after the advance of the Loan requested hereby, the aggregate sum of all outstanding Loans (including the Loan advanced pursuant hereto) will not exceed the Commitment;

(e) no Borrower, Credit Party or any Project has incurred or suffered a Material Adverse Effect;

(f) the Borrower and the other Credit Parties are in compliance with Section 8.1(y) of the Credit Agreement; and

(g) all conditions set forth in Section 2.2 and Section 2.4 of the Credit Agreement, including delivery of this executed Notice of Borrowing, have been satisfied, and all of the conditions set forth in Section 6.1 of the Credit Agreement have been, and shall remain, satisfied; the Borrower hereby certifies the satisfaction of all such conditions precedent (that have not been waived by the Lender in its sole discretion) by its delivery of this Notice of Borrowing.

[*signature page to follow*]

IN WITNESS WHEREOF, this Notice of Borrowing has been duly executed and delivered by a duly authorized officer of the undersigned as of the date first above written.

MANHATTAN MINING CO.

By: ______________________________
Name:
Title:

[Signature Page to Notice of Borrowing]

EXHIBIT B

[Form of Compliance Certificate]

MANHATTAN MINING CO.
COMPLIANCE CERTIFICATE

To: **Waterton Global Value, L.P.**
by the general partner of its general partner
Cortleigh Limited
Folio House
P.O. Box 800
Road Town, Tortola VG 1110

This Compliance Certificate is delivered pursuant to that certain Senior Secured Gold Stream Credit Agreement dated August [*], 2011 (the "***Credit Agreement***"), as amended, restated, replaced, supplemented or otherwise modified from time to time, by and among Manhattan Mining Co., a corporation organized and existing under the laws of the State of Nevada, as the borrower ("***Borrower***"), those entities from time to time identified as a "Guarantor" on the signature page thereto, as guarantors, and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, as the lender ("***Lender***"). Unless otherwise defined herein, the terms used in this Compliance Certificate have the meanings ascribed thereto in the Credit Agreement.

THE UNDERSIGNED HEREBY CERTIFIES THAT:

1. I am the duly elected ____________ of Manhattan Mining Co.;

2. I have reviewed the terms of the Credit Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of the Borrower during the accounting period covered by the attached financial statements;

3. The examinations described in paragraph 2 did not disclose, and I have no knowledge of, the existence of any condition or the occurrence of any event which constitutes a Default or Event of Default during or at the end of the accounting period covered by the attached financial statements or as of the date of this Compliance Certificate, except as set forth below;

4. The financial statements required by Section 8.1(a) of the Credit Agreement and being furnished to you concurrently with this Compliance Certificate are true, correct and complete as of the date and for the periods covered thereby and were prepared in accordance with GAAP and fairly present, in all material respects, the financial position of the Borrower and its results of operations and cash flows as of the date thereof (subject, in the case of quarterly financial statements, to year-end adjustments);

5. The representations and warranties of the Borrower and the other Credit Parties set forth in Article 7 of the Credit Agreement are true and correct as of the date hereof;

2083403.1

6. Schedule I attached hereto sets forth the Leases to which one or more of the Credit Parties became a party during the period beginning ____________, 20___ and ending on the date hereof (the "***Notice Period***");

7. Set forth on Schedule II attached hereto, the Borrower hereby notifies Lender of the additional lands and premises which are Owned Properties acquired during the Notice Period; and

8. The Borrower and the other Credit Parties have complied with, and are currently in compliance with, the Affirmative Covenants and Negative Covenants set forth in Article 8 of the Credit Agreement.

Described below are the exceptions, if any, to paragraph 3 by listing, in detail, the nature of the condition or event, the period during which it has existed and the action which the Borrower has taken, is taking, or proposes to take with respect to each such condition or event:

____

____

____

____

The foregoing certifications, together with the information set forth in Schedule I and Schedule II hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered this ______ day of ___________ 20___.

MANHATTAN MINING CO.

By:________________________________
Name:______________________________
Title:_______________________________

-2-

SCHEDULE I
TO COMPLIANCE CERTIFICATE

(Leases)

[To be completed at a future date, as applicable, upon execution of the Compliance Certificate.]

SCHEDULE II
TO COMPLIANCE CERTIFICATE

(Additional Lands and Premises)

[To be completed at a future date, as applicable, upon execution of the Compliance Certificate.]

EXHIBIT C

[Form of Solvency Certificate]

SOLVENCY CERTIFICATE

August 26, 2011

This Solvency Certificate is delivered pursuant to Section 6.1(1)(a)(viii) of that certain Senior Secured Gold Stream Credit Agreement dated August 26, 2011 (the "***Credit Agreement***"), as amended, restated, replaced, supplemented or otherwise modified from time to time, by and among Manhattan Mining Co., a corporation organized and existing under the laws of the State of Nevada, as the borrower ("***Borrower***"), those entities from time to time identified as a "Guarantor" on the signature page thereto, as guarantors, and Waterton Global Value, L.P., by the general partner of its general partner, Cortleigh Limited, as the lender ("***Lender***"). Unless otherwise defined herein, the terms used in this Solvency Certificate have the meanings ascribed thereto in the Credit Agreement.

The undersigned, Treasurer of the Borrower, is familiar with the business, assets and liabilities of the Borrower and is duly authorized to execute this Solvency Certificate as an officer of the Borrower and on behalf of the Borrower.

1. The undersigned is the Treasurer of the Borrower with the primary responsibility for the management of the financial affairs and accounting practices of the Borrower and has acted on behalf of the Borrower in connection with the financing arrangements provided for under the Credit Agreement.

2. The undersigned has reviewed the terms of Section 6.1(1)(a)(viii) of the Credit Agreement and the definitions and provisions contained in the Credit Agreement relating thereto and, certifies that, he/she has made such investigation and inquiries as to the financial condition of the Borrower as he/she deems necessary and prudent for the purpose of providing this Solvency Certificate. The undersigned acknowledges that the Lender is relying on the truth and accuracy of this Solvency Certificate in connection with the making of the Advances under the Credit Agreement.

3. The undersigned certifies that the financial information, projections and assumptions which underlie and form the basis for the representations made in this Solvency Certificate were reasonable when made and were made in good faith and continue to be reasonable as of the date hereof.

SUBJECT TO THE FOREGOING and based upon the investigation and inquiries described in Paragraph 2 above and otherwise to his/her knowledge, the undersigned certifies that, as of the date hereof, both before and after giving effect to the Advances under the Credit Documents:

B. The Borrower is able to pay its debts as they become due in the ordinary course of business and has not, and does not intend to, nor does it believe it will, incur debts or liabilities beyond its ability to timely pay such debts and liabilities.

D. The Borrower is neither engaged in any business or transaction, nor about to engage in any business or transaction, for which the assets of the Borrower would constitute unreasonably small

2085365.1

capital after giving due consideration to the prevailing practice in the industry in which the Borrower is engaged or will engage.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed as of the date first set forth above.

By: ______________________________

Name:

Title: Treasurer, Manhattan Mining Co.,
a Nevada corporation

[Signature Page to Solvency Certificate]

EXHIBIT D

[Form of Omnibus Certificate]

OMNIBUS CERTIFICATE

I, _______________, ____________________ of Manhattan Mining Co., a corporation organized and existing under the laws of the State of Nevada (the "**Company**"), for and on behalf of the Company and without personal liability, DO HEREBY CERTIFY to Waterton Global Value, L.P. (the "**Lender**") that:

1. This Certificate is furnished pursuant to the Senior Secured Gold Stream Credit Agreement (the "**Agreement**") dated August 26, 2011, among the Lender, and the Company, as a borrower, and Royal Standard Minerals Inc., as a guarantor, and each Subsidiary from time to time identified as a "Guarantor," as guarantors. Unless otherwise defined herein, capitalized terms used in this Certificate have the meanings assigned to such terms in the Agreement.

2. I have made or caused to be made such examinations or investigations as are, in my opinion, necessary to fully inform myself of the matters addressed in this Certificate and to make the statements below, and I have furnished this Certificate with the intent that it may be relied upon by the Lender as a basis for the consummation of the transactions contemplated by the Agreement and by Woodburn and Wedge in rendering a third party legal opinion to the Lender in respect of those transactions.

3. A true and complete copy of the Articles of Incorporation of the Company (the "**Articles**"), effective July 27, 2001, are attached to this Certificate and marked as Attachment I. The Articles are in full force and effect and have not been further amended as of or prior to the date hereof and no proceedings have been taken to amend, supplement, surrender or cancel the Articles.

4. A true and complete copy of the By-laws of the Company (the "**By-laws**") is attached to this Certificate and marked as Attachment II. The By-laws are in full force and effect, unamended on the date hereof and no proceedings have been taken or are pending to amend, supplement, revoke or repeal the By-laws.

5. Attached hereto as Attachment III is a true, correct and complete copy of resolutions duly adopted by the Board of Directors of the Company on the ____th day of __________, 2011, which resolutions have not been revoked, modified, amended or rescinded and are still in full force and effect, and the Agreement and the other Loan Documents to be executed by the Company are in substantially the form of such documents submitted to and approved by the Board of Directors of the Company in such resolutions.

6. The persons named in Attachment IV attached hereto are duly elected officers of the Company holding the respective offices set forth therein opposite their names, and the signatures set forth therein opposite their names are their genuine signatures.

7. No steps or proceedings have been taken by the Company or, to the best of the undersigned's knowledge, any other person in respect of the dissolution of the Company. As at the date hereof, the Company has not taken any steps to terminate its existence or to change its existence in any way (including, without limitation, by way of reorganization, amalgamation, merger, arrangement or continuation in another jurisdiction) and no such steps are contemplated by the Company or, to the best of the undersigned's knowledge, any other person.

8. The Company is not insolvent and no acts or proceedings have been taken by or against the Company in connection with, the Company has not received any notice in respect of, the Company is not in the course of, and no proceedings have been taken by the Company or, to the best of the undersigned's knowledge, any other person in respect of, the liquidation, winding-up, dissolution, bankruptcy, insolvency, reorganization or receivership of the Company or the cancellation, termination or revocation of its articles, and no such acts or proceedings are contemplated by the Company or, to the best of the undersigned's knowledge, any other person.

9. All approvals, consents and authorizations of Governmental Authorities, the shareholders of the Company and other Persons required in connection with the Agreement and the other Loan Documents have been obtained and are in effect.

10. The Company's principal place of business and its chief executive office and principal place of residence is located in the State of Nevada.

11. The Company has performed and complied with all agreements and conditions in the Agreement and other Loan Documents required to be performed and complied with on or prior to the date hereof, except those agreements and conditions waived by Lender.

12. No Default or Event of Default exists under the Agreement or any other Loan Document or will exist under the Agreement or any other Loan Document upon the advance of the Loan to the Company thereunder and the consummation of the transactions contemplated thereby.

13. The representations and warranties of the Company set forth in the Agreement and the other Loan Documents are true and correct as of the date hereof.

14. There is no pending or threatened action or proceeding before any Governmental Authority against or affecting the Company or any Project, which could reasonably be expected to have a Material Adverse Effect on the Company.

15. Since December 31, 2010, there has been no change, event or occurrence that has had, or could reasonably be expected to have, a Material Adverse Effect on the Company.

[Signature Page to Follow]

2

WITNESS my hand this ___ day of August 2011.

Name: ______________________________

Title: ______________________________

I, the undersigned, ___________________ of the Company, DO HEREBY CERTIFY that: (i) ____________________________ is the duly elected and qualified _________________ of the Company, (ii) the signature above is his genuine signature, and (iii) the certifications provided in paragraphs 7 through 15 above are true and correct.

WITNESS my hand this ___ day of August 2011.

Name: ______________________________

Title: ______________________________

[Signature Page to Manhattan Mining Co.Omnibus Certificate]

<u>Attachment I</u>

Articles

See attached.

Page 1 of Attachment I

FILED # C20405-01

JUL 2 7 2001

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

ARTICLES OF INCORPORATION

OF

MANHATTAN MINING CO.

FIRST: The name of this corporation is:

MANHATTAN MINING CO.

SECOND: Its principal office in the State of Nevada is located at 502 East John Street, Carson City, Nevada, 89706. The name and address of its resident agent is CSC Services of Nevada, Inc., at the above address.

THIRD: The nature of the business or objects or purposes proposed may be organized under the General Corporation Law of the State of Nevada;

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Nevada.

FOURTH: The total authorized capital stock of the corporation is 1,500 shares of common and 1,500 shares of preferred all with no par value.

FIFTH: The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided in the by-laws of this corporation, provided that the number of directors shall not be reduced less than one unless there is less than one stockholder.

The name and post office address of the first board of directors, which shall be two in number, is as follows:

NAME	POST OFFICE ADDRESS
Roland M. Larsen	3258 Mob Neck Rd. Heathsville, VA 22473
Tim Master	3258 Mob Neck Rd. Heathsville, VA 22473

SIXTH: The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

SEVENTH: The name and post office address of the incorporator signing the articles of incorporation is as follows:

NAME	POST OFFICE ADDRESS
C. Woodgate	502 E. John Street, Room E Carson City, NV 89706

EIGHTH: The corporation is to have perpetual existence.

NINTH: In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized, subject to the by-laws, if any, adopted by the shareholders, to make, alter or amend the by-laws of the corporation.

TENTH: Meetings of stockholders may be held outside of the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

ELEVENTH: This corporation reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation, in the manner now or hereafter prescribed, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the sole incorporator herein before named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this twenty-fifth day of July, A.D. 2001.

C. Woodgate

C. Woodgate, Incorporator

STATE OF NEVADA
Secretary of State
I hereby certify that this is a true and complete copy of the document as filed in this office.

JUL 3 0 2001

Dean Heller

By Laurie Freeman

FILED # C 20405-01

JUL 27 2001

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

CERTIFICATE OF ACCEPTANCE

OF

APPOINTMENT OF RESIDENT AGENT

OF

MANHATTAN MINING CO.

I, C. Woodgate , Authorized Representative, on behalf of CSC Services of Nevada, Inc. hereby accepts appointment as Resident Agent of the above-named corporation.

BY: C Woodgate
Authorized Representative

July 25, 2001

Mar-15-04 02:43A P.09

FILED # C 20405-01

JUL 2 7 2001

IN THE OFFICE OF
[signature]
DEAN HELLER SECRETARY OF STATE

CERTIFICATE OF ACCEPTANCE

OF

APPOINTMENT OF RESIDENT AGENT

OF

MANHATTAN MINING CO.

I, C. Woodgate , Authorized Representative, on behalf of CSC Services of Nevada, Inc. hereby accepts appointment as Resident Agent of the above-named corporation.

BY: [signature]
Authorized Representative

July 25, 2001

09/18/01 TUE 12:42 [TX/RX NO 7406] 009

Attachment II

By-laws

See attached.

Page 1 of Attachment II

BYLAWS

OF

Manhattan Mining Company

(a Nevada corporation)

ARTICLE I

STOCKHOLDERS

1. CERTIFICATES REPRESENTING STOCK. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation or by agents designated by the Board of Directors, certifying the number of shares owned by him in the corporation and setting forth any additional statements that may be required by the General Corporation Law of the State of Nevada (General Corporation Law). If any such certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, a facsimile of the signature of the officers, the transfer agent or the transfer clerk or the registrar of the corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any certificate or certificates shall cease to be such officer or officers of the corporation before such certificate or certificates shall have been delivered by the corporation, the certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer or officers of the corporation.

Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, the certificates representing stock of any such class or series shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of any lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any

NV BC D-BYLAWS-MASTER 07/99-1 (#1448)

claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.

2. FRACTIONAL SHARE INTERESTS. The corporation is not obliged to but may execute and deliver a certificate for or including a fraction of a share. In lieu of executing and delivering a certificate for a fraction of a share, the corporation may proceed in the manner prescribed by the provisions of Section 78.205 of the General Corporation Law.

3. STOCK TRANSFERS. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes, if any, due thereon.

4. RECORD DATE FOR STOCKHOLDERS. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If a record date is not fixed, the record date is at the close of business on the day before the day on which notice is given or, if notice is waived, at the close of business on the day before the meeting is held. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders applies to an adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. The directors must fix a new record date if the meeting is adjourned to a date more than sixty days later than the date set for the original meeting.

5. MEANING OF CERTAIN TERMS. As used in these Bylaws in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the Articles of Incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized

NV BC D-:BYLAWS-MASTER 07/99-2 (#1448)

number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the Articles of Incorporation.

6. STOCKHOLDER MEETINGS.

- TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

- PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Nevada, as the directors may, from time to time, fix.

- CALL. Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

- NOTICE OR WAIVER OF NOTICE. Notice of all meetings shall be in writing and signed by the President or a Vice-President, or the Secretary, or an Assistant Secretary, or by such other person or persons as the directors must designate. The notice must state the purpose or purposes for which the meeting is called and the time when, and the place, where it is to be held. A copy of the notice must be either delivered personally or mailed postage prepaid to each stockholder not less than ten nor more than sixty days before the meeting. If mailed, it must be directed to the stockholder at his address as it appears upon the records of the corporation. Any stockholder may waive notice of any meeting by a writing signed by him, or his duly authorized attorney, either before or after the meeting; and if notice of any kind is required to be given under the provisions of the General Corporation Law, a waiver thereof in writing and duly signed whether before or after the time stated therein, shall be deemed equivalent thereto.

- CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

- PROXY REPRESENTATION. At any meeting of stockholders, any stockholder may designate another person or persons to act for him by proxy in any manner described in, or otherwise authorized by, the provisions of Section 78.355 of the General Corporation Law.

- INSPECTORS. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If

NV BC D-BYLAWS-MASTER 07/99-3 (#1448)

an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

- QUORUM. A majority of the voting power, which includes the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on all matters, constitutes a quorum at a meeting of stockholders for the transaction of business unless the action to be taken at the meeting shall require a greater proportion. The stockholders present may adjourn the meeting despite the absence of a quorum.

- VOTING. Each share of stock shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the General Corporation Law, the Articles of Incorporation, or these Bylaws prescribe a different percentage of votes and/or a different exercise of voting power. In the election of directors, voting need not be by ballot; and, except as otherwise may be provided by the General Corporation Law, voting by ballot shall not be required for any other action.

Stockholders may participate in a meeting of stockholders by means of a conference telephone or similar method of communication by which all persons participating in the meeting can hear each other.

7. STOCKHOLDER ACTION WITHOUT MEETINGS. Except as may otherwise be provided by the General Corporation Law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.

ARTICLE II

NV BC D-:BYLAWS-MASTER 07/99-4 (#1448)

DIRECTORS

1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall be managed by the Board of Directors of the corporation. The Board of Directors shall have authority to fix the compensation of the members thereof for services in any capacity. The use of the phrase "whole Board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

2. QUALIFICATIONS AND NUMBER. Each director must be at least 18 years of age. A director need not be a stockholder or a resident of the State of Nevada. The initial Board of Directors shall consist of persons. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be . The number of directors may be increased or decreased by action of the stockholders or of the directors.

3. ELECTION AND TERM. Directors may be elected in the manner prescribed by the provisions of Sections 78.320 through 78.335 of the General Corporation Law of Nevada. The first Board of Directors shall hold office until the first election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an election of directors by stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between elections of directors by stockholders, newly created directorships and any vacancies in the Board of Directors, including any vacancies resulting from the removal of directors for cause or without cause by the stockholders and not filled by said stockholders, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

4. MEETINGS.

- TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

- PLACE. Meetings shall be held at such place within or without the State of Nevada as shall be fixed by the Board.

- CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, of the President, or of a majority of the directors in office.

NV BC D-:BYLAWS-MASTER 07/99-5 (#1448)

- NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice if any need not be given to a director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein.

- QUORUM AND ACTION. A majority of the directors then in office, at a meeting duly assembled, shall constitute a quorum. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as the Articles of Incorporation or these Bylaws may otherwise provide, and except as otherwise provided by the General Corporation Law, the act of the directors holding a majority of the voting power of the directors, present at a meeting at which a quorum is present, is the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

Members of the Board or of any committee which may be designated by the Board may participate in a meeting of the Board or of any such committee, as the case may be, by means of a telephone conference or similar method of communication by which all persons participating in the meeting hear each other. Participation in a meeting by said means constitutes presence in person at the meeting.

- CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed for cause or without cause in accordance with the provisions of the General Corporation Law.

6. COMMITTEES. Whenever its number consists of two or more, the Board of Directors may designate one or more committees which have such powers and duties as the Board shall determine. Any such committee, to the extent provided in the resolution or resolutions of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal or stamp of the corporation to be affixed to all papers on which the corporation desires to place a seal or stamp. Each committee must include at least one director. The Board of Directors may appoint natural persons who are not directors to serve on committees.

7. WRITTEN ACTION. Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting

NV BC D-:BYLAWS-MASTER 07/99-6 (#1448)

if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee, as the case may be.

ARTICLE III

OFFICERS

1. The corporation must have a President, a Secretary, and a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, a Vice-Chairman of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers and agents with such titles as the resolution choosing them shall designate. Each of any such officers must be natural persons and must be chosen by the Board of Directors or chosen in the manner determined by the Board of Directors.

2. QUALIFICATIONS. Except as may otherwise be provided in the resolution choosing him, no officer other than the Chairman of the Board, if any, and the Vice-Chairman of the Board, if any, need be a director.

Any person may hold two or more offices, as the directors may determine.

3. TERM OF OFFICE. Unless otherwise provided in the resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen or until his resignation or removal before the expiration of his term.

Any officer may be removed, with or without cause, by the Board of Directors or in the manner determined by the Board.

Any vacancy in any office may be filled by the Board of Directors or in the manner determined by the Board.

4. DUTIES AND AUTHORITY. All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolution designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions or instruments may be inconsistent therewith.

ARTICLE IV

REGISTERED OFFICE

The location of the initial registered office of the corporation in the State of Nevada is the address of the initial resident agent of the corporation, as set forth in the original Articles of Incorporation.

NV BC D-BYLAWS-MASTER 07/99-7 (#1448)

The corporation shall maintain at said registered office a copy, certified by the Secretary of State of the State of Nevada, of its Articles of Incorporation, and all amendments thereto, and a copy, certified by the Secretary of the corporation, of these Bylaws, and all amendments thereto. The corporation shall also keep at said registered office a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively or a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where such stock ledger or duplicate stock ledger is kept.

ARTICLE V

CORPORATE SEAL OR STAMP

The corporate seal or stamp shall be in such form as the Board of Directors may prescribe.

ARTICLE VI

FISCAL YEAR

The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE VII

CONTROL OVER BYLAWS

The power to amend, alter, and repeal these Bylaws and to make new Bylaws shall be vested in the Board of Directors subject to the Bylaws, if any, adopted by the stockholders.

I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of Manhattan Mining Company, a Nevada corporation, as in effect on the date hereof.

WITNESS my hand and the seal or stamp of the corporation.

Dated: July 27, 2001

NV BC D-:BYLAWS-MASTER 07/99-8 (#1448)

Secretary of
Manhattan Mining Company

(SEAL)

City of
County of
Dated:

NV BC D-:BYLAWS-MASTER 07/99-9 (#1448)

***ORGANIZATION CONSENT IN WRITING OF DIRECTORS**

OF

Manhattan Mining Company

(a Nevada corporation)

(Organized)

The undersigned, constituting all of the directors named in the Articles of Incorporation of the above-named corporation, do hereby consent in writing to the adoption of the following resolutions:

RESOLVED: That the Bylaws annexed hereto be and they are hereby adopted as the initial Bylaws of the corporation.

RESOLVED: That the following be and they are hereby chosen as the officers of the corporation until the first meeting of directors after the first annual meeting of stockholders and until their successors are chosen and qualified or until their earlier resignation or removal:

President: Roland M. Larsen
Secretary: Roland M. Larsen
Treasurer:

[signature], Director

____________________, Director

____________________, Director

*Section 78.315 of the General Corporation Law authorizes all directors to consent in writing in lieu of meeting.

--ooOOoo--

NV BC D-ORGANIZATION ACTION-MASTER 11/99 (#3882)

Attachment III

Resolutions of the Company

See attached.

Page 1 of Attachment III

UNANIMOUS WRITTEN CONSENT
IN LIEU OF SPECIAL MEETING OF THE
BOARD OF DIRECTORS OF
MANHATTAN MINING CO.

August 26, 2011

The undersigned, being all of the members of the Board of Directors of Manhattan Mining Co., a Nevada corporation (the "Company") hereby waive notice of a special meeting of the Board of Directors, and further hereby unanimously adopt, ratify and confirm the following resolutions:

WHEREAS, on June 29, 2011, the Company entered into a Senior Secured Bridge Loan Agreement (the "Bridge Loan Agreement") with Waterton Global Value, L.P. (the "Lender"), whereby the Company could borrow up to $8,000,000.00 from the Lender subject to the terms and conditions thereof; and

WHEREAS, among other terms, the Bridge Loan Agreement provided that the Company and the Lender would work toward negotiating a definitive credit facility with the Lender in the principal amount of $8,000,000.00 to refinance and replace the Bridge Loan Agreement; and

WHEREAS, the Company and the Lender have negotiated a Senior Secured Gold Stream Credit Agreement with the Lender (the "Credit Agreement") which will wholly amend and restate the Bridge Loan Agreement, and whereby the Company could borrow up to $8,000,000.00 from the Lender, all on the terms and conditions set forth in the Credit Agreement (the "Financing"); and

WHEREAS, there is now before this Board of Directors a form of Credit Agreement to be entered into by the Company and certain guarantors thereof setting forth the terms and conditions applicable to the Financing and the covenants, agreements, representations and warranties to be made by the Company in connection therewith; and

WHEREAS, as a condition precedent to the Financing, the Lender requires that the Company enter into, execute and deliver the Credit Agreement setting forth the terms and conditions applicable thereto and that the Company secure such extensions of credit and other obligations contained therein by granting to the Lender a security interest in, lien on and mortgage of all of the Company's assets, as further described below; and

WHEREAS, as a condition precedent to the Financing, the Lender requires that the Company (i) secure all of its obligations under the Financing by granting a security interest, lien on and mortgage of all of the Company's assets, including by entering into, executing and delivering: (A) an Amended and Restated Security Agreement ("Security Agreement") covering all of the Company's personal property, assets and equipment, (B) a First Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement with respect to the Company's Goldwedge Project in Nye County, Nevada (the "Nye Deed of Trust"), (C) a First Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement with respect to the Company's mining claims and properties in Elko County, Nevada (the "Elko Deed of Trust"), and (D) a First Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement with respect to the Company's mining claims and properties in Churchill County, Nevada (the "Churchill Deed of Trust", and together with the Nye Deed of Trust and the Elko Deed of Trust, the "Deeds of Trust"), all of which amend, restate and replace certain deeds of trust and security agreements currently in effect to secure the Bridge Loan Agreement; and (ii) enter into certain other promissory notes, guaranty agreements, pledge agreements, security agreements, mortgages, deeds of trust, ratifications, control agreements, access agreements, financing statements, modifications, consents, and other agreements, documents, instruments and certificates as may be contemplated by or required in connection with the foregoing and the transactions contemplated thereby (together with the Credit Agreement, the Security Agreement, and the Deeds of Trust, collectively, the "Loan Documents"); and

WHEREAS, as a condition to the Financing, and as part of the consideration for the Lender entering into the Financing and extending loans to the Company thereunder, the Company will enter into, execute and deliver certain other agreements, accommodations, documents and instruments for the benefit of the Lender, including: (i) a Gold Supply Agreement whereby the Company will agree to sell gold from its properties in Elko County and Churchill County to the Lender at the price and on the terms and conditions set forth therein (the "Gold Supply Agreement"); and (ii) a Royalty Agreement whereby the Company will grant to the Lender a one and one-quarter percent (1.25%) perpetual gross proceeds royalty on all ores, minerals and products from certain properties located in Churchill and Elko Counties, Nevada, on the terms and conditions set forth therein (the "Royalty Agreement"); and

WHEREAS, there are now before this Board of Directors forms of (i) a Credit Agreement; (ii) a Security Agreement; (iii) Deeds of Trust; (iv) certain other Loan Documents; (v) a Gold Supply Agreement; and (vi) a Royalty Agreement, each to be entered into, executed, delivered and performed by the Company; and

WHEREAS, the Company requires the Financing to continue and advance the development and operation of the Goldwedge Project as well as its properties in Elko County and Churchill County and to carry out the Company's business plan, and the Company has determined that the Financing is necessary for the continued growth and success of the Company; and

WHEREAS, the Company, the officers of the Company and the Board of Directors have reviewed, analyzed and considered the Financing and other financing options and alternatives for the Company, including equity financings, debt financings and other financing alternatives; and

WHEREAS, the Board of Directors believes that it is in the best interest of the Company that the Company (i) enter into the Credit Agreement and borrow money thereunder; (ii) secure all of its obligations under the Credit Agreement by entering into the Security Documents and encumbering all of the Company's property and assets described therein; (iii) enter into the other Loan Documents; (iv) enter into the Gold Supply Agreement and the Royalty Agreement; and (v) enter into, execute, deliver and perform all of the Loan Documents, the Gold Supply Agreement and the Royalty Agreement,

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors has determined that the Financing, the Loan Documents, the Gold Supply Agreement and the Royalty Agreement are in the best interest of the Company, and the Board of Directors hereby ratifies, authorizes, confirms and approves the foregoing and the consummation of the transactions contemplated thereby as well as the performance by the Company of each of the Loan Documents, the Gold Supply Agreement and the Royalty Agreement;

FURTHER RESOLVED, that the form, terms and provisions of the Loan Documents, the Gold Supply Agreement and the Royalty Agreement are hereby ratified, confirmed and approved in all respects, and the Board of Directors hereby authorizes and approves the execution, delivery and performance by the Company of the Loan Documents, the Gold Supply Agreement and the Royalty Agreement, with such additions, changes and deletions to any or all of the foregoing as any President, Chief Executive Officer, Vice President, Secretary, Treasurer, Director or legal representative of the Company (each, an "Authorized Officer"), or any one or more of them, may determine to be necessary, appropriate or

2

desirable, the execution and delivery thereof to be conclusive evidence of such determination and of the authorization and approval of the Board of Directors;

FURTHER RESOLVED, that each Authorized Officer be, and each of them hereby is, in the name of and on behalf of the Company, authorized to negotiate, execute, deliver, perform and to take all other actions in connection with the Loan Documents, the Gold Supply Agreement and the Royalty Agreement, with such additions, changes and deletions to any or all of the foregoing, and in such form as such Authorized Officer or Authorized Officers may determine necessary, appropriate or desirable, the taking of such action or the execution and delivery thereof to be conclusive evidence of such determination and of the authorization and approval of the Board of Directors;

FURTHER RESOLVED, that each Authorized Officer is hereby authorized to enter into, from time to time, such amendments, modifications, extensions, restatements, increases, renewals, refinancings and supplements to the Loan Documents, the Gold Supply Agreement and the Royalty Agreement as may be approved by any Authorized Officer, in such Authorized Officer's discretion, the taking of such action or the execution and delivery thereof to be conclusive evidence of such determination and of the authorization and approval of the Board of Directors;

FURTHER RESOLVED, that each Authorized Officer be, and each of them hereby is, authorized, empowered and directed, for and on behalf of the Company, from time to time, to take such actions and to execute and deliver such certificates, instruments, agreements, notices, filings and documents, or to effect such filings with any and all appropriate regulatory authorities, state and federal, as may be required or as such Authorized Officer may deem necessary, appropriate or desirable in order to consummate the Financing and the transactions contemplated by the Loan Documents, the Gold Supply Agreement and the Royalty Agreement and to perform and carry out the transactions contemplated by the terms of any Loan Document, the Gold Supply Agreement and the Royalty Agreement, and the purposes and intents of, the foregoing resolutions, and to pay such fees, expenses and costs and taxes as in such Authorized Officer's judgment shall be necessary, appropriate or desirable in order to carry out the intent and accomplish the purposes of the foregoing resolutions; all such actions to be performed in such manner, and all such certificates, instruments, agreements, notices, filings and documents to be executed and delivered in such form, as the Authorized Officer performing or executing the same shall approve, the performance or execution thereof by such Authorized Officer to be conclusive evidence of the approval thereof by such Authorized Officer and by this Board of Directors;

FURTHER RESOLVED, that if specific resolutions are required to be adopted by the Board of Directors in connection with the foregoing resolutions, as requested by the Lender or otherwise, the Secretary or Assistant Secretary of the Company is instructed to prepare and certify the appropriate form of resolutions so required, and such resolutions are hereby incorporated by reference and adopted to the same extent as if presented in full in these resolutions and adopted hereby; and

FURTHER RESOLVED, that any and all actions heretofore taken and all agreements, instruments, certificates, reports and documents executed, delivered or filed through the date hereof by any officer of the Company in connection with the Financing, the Loan Documents, the Gold Supply Agreement or the Royalty Agreement or with the matters contemplated by the foregoing resolutions be, and they hereby are, approved, adopted, ratified and confirmed in all respects as fully as if such actions had been presented to the Board of Directors for its approval prior to such actions being taken.

Dated this 26th day of August, 2011.

Roland M. Larsen, Director

3

<u>Attachment IV</u>

Authorized Officers

[Left blank in Credit Agreement.]

Page 1 of Attachment IV

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT

GOLDWEDGE CLAIMS

Claim Name	Claim Type	BLM Serial # or Patent #
Goldwedge	Unpatented	NMC 96294 -96297
Goldwedge 1-3	Unpatented	NMC 96294-96297
Orpahnt	Patents	4095
Copper Farm-Eldorado #2	Patents	2876
GW 1-34	Unpatented	NMC 826458-826460, 824432-824436,826461-826476, 829859-829863, 834113

Location of Claims	# of Claims/Acres/Owner	Importance to Development
Goldwedge Deposit (option to Purchase 100% for $200,000)	4 Claims/50 Acres/Hill	90% of known measured deposit and most of know indicated deposit, 3% NSR, - 5-year lease term, renewable
North Plunge of Goldwedge Deposit and 1.5 miles of Mineralized Caldera Margin Trend (RSM owns 100% of Unpatented Claims)	34 Claims/450 Acres/RSM	Largest deep inferred and unexplored mineralized caldera margin
South End of Goldwedge Deposit and East Caldera Margin Trend (RSM owns 100% of Patent Claim	1 Claim/20.03 Acres/RSM (Orphant Patent)	Approximately 5% of known deposit, Private Land for Decline and Plant Site, and 1,500 feet of mineralized caldera trend, facility site plan, 1% NSR

Goldwedge – Manhattan Project Area

Claim Name	BLM Serial No.	Nye County Recorder Book/Page
April Fool	117977	
April Fool Fraction	117978	
Tip Top	117979	
War Eagle	117980	
Future	117981	108/106
Future No. 01	117982	108/106
Future No. 02	117093	108/107
Future No. 03	117984	108/107
ABB No. 23	744305	
ABB No. 24	744306	

PATENTED CLAIMS

Claim Name	Parcel #	Propert Loc.
Ida and Lottie	000-006-74	CLMS 2 LODE
Wolftone and Wolftone Fraction	000-156-75	CLMS 2 LODE

Schedule 1.1(a)
Page 1 of 15

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT

KEYSTONE-JUMBO PROJECT AREA

Claim Name	BLM Serial No.	Nye County Recorder Book/Page
WC. NO. 01	443681	367/82
WC. NO. 03	443682	367/84
WC. NO. 05	443683	367/86
WC. NO. 07	443684	367/88
WC. NO. 09	443685	367/90
WC. NO. 11	443687	367/92
WC. NO. 45	443704	367/126
WC. NO. 47	443705	367/128
WC. NO. 49	443706	367/130
WC. NO. 51	260915	367/132
WC. NO. 53	260917	367/134
WC. NO. 55	443707	367/136
WC. NO. 63	443712	367/144
WC. NO. 64	443713	367/145
WC. NO. 65	443714	367/146
WC. NO. 66	443715	367/147
WC. NO 67	443716	367/148
WC. NO. 68	443717	367/149
WC. NO. 145	443754	367/226
South Main NO. 11	443756	342/278
South Main NO. 13	241446	342/280

Claim Name	BLM Serial No.	Nye County Recorder Book/Page
CAPITAL	117967	88/15
CAPITAL NO. 01	117968	88/15
CAPITAL NO. 02	117969	88/16
CAPITAL NO. 03	117970	88/16
CAPITAL FRACTION	117971	91/373
KEYSTONE JR.	117967	46/9
APRIL FOOL NO. 01	117985	124/539
BIG SAM	117986	124/539
FORD	117987	124/537
FORD NO. 02	117988	124/537
FORD NO. 03	117989	124/538
BONANZA	117990	124/538

Claim Name	BLM Serial No.
GW-4R	826458
GW-5R	826459

Schedule 1.1(a)
Page 2 of 15

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT

GW-6R	826459
GW-7 thru GW-11	824432-824436
GW-12 thru GW-27	826461-826476
GW-28 thru GW-32	829859-826863
GW-33 thru GW-34	834113-834114

Schedule 1.1(a)
Page 3 of 15

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT

PINON CLAIMS

The Pinon property currently consists of a contiguous land block of 39 unpatented mining lode claims – claim fractions that are located in surveyed Township 30 North, Range 53 East, Section 22, (Mount Diablo Meridian), Elko County, Nevada (Fig 5.). The current Pinon land position covers an area of approximately 2,720 acres (approx. 1101 hectares). The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good standing for this more than 18,000 acre land position. Included in the land block are the following claims:

		County Recordation		
Claim Name	BLM Serial #	Book	Page	Acres
TC-1 thru TC-10	NMC 125638 thru NMC 133862	304	6 thru 15	180
TC-11	NMC 133862	309	114	20
TC-12 thru TC-28	NMC 148871 thru NMC 148887	329	58 thru 74	320
TC-29 thru TC-39	NMC 403761 thru NMC 403771	558	426 thru 436	200

The TC claim group is under (100%) control by RSM. The TC claims are located on federal public domain lands that are managed (both surface and mineral estates) by the Bureau of Land Management ("BLM"). Initially staked in 1979, this ground was previously open to mineral location with no significant restrictions. Location certificates for all claims staked in the group were filed and recorded with the BLM and the Elko County Recorder's Office in Elko according to federal and state laws/regulations.

The TC claim group is surrounded by private fee lands containing a complicated mixture of severed surface and mineral estates that were previously controlled in part by the Pinon Joint Venture through various lease-option agreements. These lands have since been dropped by the joint venture. An ownership summary for several of the more important sections is shown below.

T30N, R53E

Section 21: All (640 acres)

Surface estate	J. Tomera Ranch (100%)
Mineral estate	J. Tomera family (50%)
	Etcheverry family (16.7%)
	Rudnick Trust (16.6%)
	L&R Rudnick family (16.6%)

Section 27: NE1/4 NW1/4 , NE1/4, NE1/4 SE1/4 (640 acres)

Surface estate	Pereira Trust (100%)
Mineral estate	Pereira Trust (50%)
	Etcheverry family (16.67%)

Schedule 1.1(a)
Page 4 of 15

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT

O. Rudnick family (16.67%)
Rudnick Trust (8.33%)

Section 27: NW1/4 NW1/4 , S1/2 NW1/4, SW1/4, NW1/4 SE1/4, S1/2 SE1/4 (640 acres)

Surface estate	J. Tomera Ranch (100%)
Mineral estate	J. Tomera family (50%)
	Etcheverry family (16.67%)
	O. Rudnick family (16.67%)
	Rudnick Trust (8.33%)
	R. Rudnick family (8.3%)

Claim Name	BLM Serial No.
PP1 - PP46	829752-829797
PP59 - PP76	829810-829827
PR1 - PR15	881625-881639
PP77 – PP79	881622-881624
CISS 37 – 70	407885-407918
CISS 71 – 87	407919-407935
Joe PP 56	898185
Joe PP58	898186

Schedule 1.1(a)
Page 5 of 15

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT

Dixie Comstock Claims

Claim Name	BLM Serial No.
MAGMATIC GOLD	237766
MAGMATIC GOLD 1	237767
DC 1	252945
DC 2	252946
DC 3	252947
DC 4	252948
DC 5	252949
DC 6	252950
DC 7	252951
DC 9	252953
DC 11	252955
DC 12	252956
DC 13	252957
DC 14	252958
DC 15	252959
DC 16	252960
DC 17	252961
DC 18	252962
DC 19	252963
DC 20	252964
DC 21	252965
DC 22	252966
DC 23	252967
DC 24	252968
DC 25	252969
DC 26	252970
DC 27	252971
DC 28	252972
MS	284421
MAGMATIC GOLD 2	284422
MAGMATIC GOLD 3	284423
MAGMATIC GOLD 4	284424
DIXIE 10	284440
DIXIE 11	284441
DIXIE 12	284442
DIXIE 13	284443

Schedule 1.1(a)
Page 6 of 15

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS,
REAL PROPERTY & GOLDWEDGE PROJECT

DIXIE 14	284444
DIXIE 15	284445
DIXIE 16	284446
DIXIE 17	284447
DIXIE	284133
DV-2	284134
DV-3	284135
DV-14	284146
DV-15	284147
DV-25	284157
DV-26	284158
DV-60	284192
DV-72	284204
MAGMATIC GOLD 5	284425
MAGMATIC GOLD 6	284426
MAGMATIC GOLD 7	284427
MAGMATIC GOLD 8	284428
MAGMATIC GOLD 9	284429
MAGMATIC GOLD 10	284430
MAGMATIC GOLD 11	284431
DIXIE 1	284432

Schedule 1.1(a)
Page 7 of 15

RECEIVED
Bur. of Land Management
7:30 A.M. AUG 23 2002
NEVADA STATE OFFICE
RENO, NEVADA

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT

345436

CHURCHILL COUNTY CLAIMS

EXHIBIT A

Affidavit of Payment of Annual Claim Maintenance Fees and Intention to Hold Mining Claims – 2003 Assessment Year

Location: ALL OF THE 148 CONTIGUOUS UNPATENTED LODE MINING CLAIMS SITUATED IN SECTION 1, T22N, R33E AND SECTIONS, 5, 6, 7, AND 8, T22N, R34E, M.D.B.&M, CHURCHILL COUNTY, NEVADA.

Owners:

NEVADA CONTACT INC.
4757 CAUGHLIN PARKWAY
SUITE B
RENO, NEVADA 89509

RICHARD E. FISK
3995 ALCORN ROAD
FALLON, NEVADA 89406-6291

CLAIM NAME	BLM SERIAL #	CHURCHILL CO. BOOK/PAGE
White Caps	83089	30/422
White Caps #1	83090	30/423
White Caps #2	83091	4/476
White Caps #3	83092	4/478
White Caps #4	83093	4/480
I told you	83094	4/481
Little John	83106	32/423
Extension	55243	151/528
Ext. #1	67972	153/393
Ext. #2	67966	153/394
Ext. #3	67967	153/395
Ext. #4	67968	153/396
Ext. #5	67969	153/397
Ext. #6	67970	153/398
Ext. #7	67971	153/399
Gold Hill #1	83073	93/113
Gold Hill #2	83074	93/114
Gold Hill #3	173628	187/107
Gold Hill #4	173629	187/108
Gold Hill #5	173630	187/109
Gold Hill #6	173631	187/110
FC#14	471362	DC#/236145
FC#16	471364	DC#/236147
FC#18	471366	DC#/236149
FC#20	200659	196/186
FC#22	200661	196/188
FC#24	200663	196/190
FC#26	200665	196/192
FC#28	200667	196/194
FC#30	200669	196/196
FC#32	200671	196/198

2002 AUG 23 AM 9:52

Foodaway claim filing EXHIBIT A

Page 1 of 4

Schedule 1.1(a)
Page 8 of 15

Schedule 1.1(a)

RECEIVED
Bur. of Land Managemen
7:30 A.M. AUG 2 3 2002
NEVADA STATE OFFICE

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS
REAL PROPERTY & GOLDWEDGE PROJECT

C46436

CLAIM NAME	BLM SERIAL #	CHURCHILL CO. BOOK/PAGE
FC#34	200673	196/200
FC#36	200675	196/202
FC#38	200677	196/204
FC#40	200679	196/206
FC#42	200681	196/208
FC#44	200683	196/210
FC#46	200685	196/212
FC#48	200687	196/214
FC#50	200689	196/216
FC#55	200694	196/221
FC#56	200695	196/222
FC#57	200696	196/223
FC#58	200697	196/224
FC#59	200698	196/225
FC#60	200699	196/226
FC#61	200700	196/227
FC#62	200701	196/228
FC#63	200702	196/229
FC#64	200703	196/230
FC#65	471369	DC#/236152
FC#66	200705	196/232
FC#67	471370	DC#/236153
FC#68	200707	196/234
FC#69	471371	196/236154
FC#70	200709	196/236
FC#71	471372	DC#/236155
FC#72	200711	196/238
FC#73	471373	DC#/236156
FC#74	471374	DC#/236157
FC#75	471375	DC#/236158
FC#76	471376	DC#/236159
FC#77	200716	196/243
FC#78	471377	DC#/236160
FC#79	200718	196/245
FC#80	471378	DC#/236161
FC#81	471379	DC#/236162
FC#82	471380	DC#/236163
FC#83	471381	DC#/236164
FC#84	471382	DC#/236165
FC#85	471383	DC#/236166
FC#86	471384	DC#/236167
FC#87	471385	DC#/236168
FC#88	200727	196/254

RECEIVED BLM 2002 AUG 23 AM 9:52

Foodaway claim filing EXHIBIT A

Page 2 of 4

Schedule 1.1(a)
Page 9 of 15

Bur. of Land Management

Schedule 1.1(a)

7:30 A.M. AUG 2 3 2002 LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT 345436

NEVADA STATE OFFICE
RENO, NEVADA

RECEIVED BLM 2002 AUG 23 AM 9:52

CLAIM NAME	BLM SERIAL #	CHURCHILL CO. BOOK/PAGE
FC#89	471386	DC#/236169
FC#90	471387	DC#/236170
FC#91	471388	DC#/236171
FC#92	471389	DC#/236172
FC#93	471390	DC#/236173
FC#94	471391	DC#/236174
FC#95	471392	DC#/236175
FC#96	471393	DC#/236176
FC#97	200736	196/263
FC#98	200737	196/264
FC#99	200738	196/265
FC#100	200739	196/266
FC#101	200740	196/267
FC#102	200741	196/268
FC#107	200746	196/273
FC#109	200748	196/275
FC#111	200750	196/277
FC#113	200752	196/279
FC#115	200754	196/281
FC#117	200756	196/283
FC#119	200758	196/285
FC#121	200760	196/287
FC#123	200762	196/289
FC#125	200764	196/291
FC#127	200766	196/293
FC#129	200768	196/295
FC#131	200770	196/297
FC#133	200772	196/299
FC#135	200774	196/301
FC#137	200776	196/303
FC#139	200778	196/305
FC#141	200780	196/307
FC#143	200782	196/309
FC#145	200784	196/311
FC#147	200786	196/313
FC#149	200788	196/315
FC#151	200790	196/317
FC#153	200792	196/319
FC#155	200794	196/321
Quicktung	83095	29/155
Quicktung#1	83096	29/150
Quicktung#2	83097	29/157
Quicktung#3	83098	29/158

Fondaway claim filing EXHIBIT A

Page 3 of 4

Schedule 1.1(a)
Page 10 of 15

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT 345436

CLAIM NAME	BLM SERIAL #	CHURCHILL CO. BOOK/PAGE
Quicktung#4	83099	29/159
Quicktung#5	83100	29/160
Quicktung#6	83101	29/161
Quicktung#7	83102	29/162
Sunrise Pike	83103	29/86
Sunrise Pike#1 Amended	83104	29/87
Chucker Amended	83105	29/88
Fond Fraction 9	540216	DC/242965
Fond Fraction 10	540217	DC/242966
Fond Fraction 11	540218	DC/242967
Fond Fraction 12	540219	DC/242968
Fond Fraction 14	540220	DC/242960
Fond Fraction 15	540221	DC/242970
FCW#1	828224	341712
FCW#2	828225	341713
FCW#3	828226	341714
FCW#4	828227	341715
FCW#5	828228	341716
FCW#6	828229	341717
FCW#7	828230	341718
FCW#8	828231	341719
FCW#9	828232	341720
FCW#10	828233	341721
FCW#11	828234	341722
FCW#12	828235	341723
FCW#13	828236	341724
FCW#14	828237	341725
FCW#15	828238	341726
FCW#16	828239	341727
FCW#17	828240	341728
FCW#18	828241	341729

RECEIVED
Bur. of Land Management
7:30 A.M. AUG 23 2002
NEVADA STATE OFFICE
RENO, NEVADA

345436
OFFICIAL RECORDS
CHURCHILL COUNTY NEVADA
RECORDED BY Nevada Contact Line
02 AUG 12 PM 1:26
TRENA MORETTO
COUNTY RECORDER

Fondaway claim filing EXHIBIT A

Page 4 of 4

Schedule 1.1(a)
Page 5 of 5

END OF DOCUMENT

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT

MATERIAL AGREEMENTS

1. Employment contract with Roland M. Larsen beginning in January, 2011 with a 5 year term.

2. NEVADA LEASES

   a. Karen Rudnick dated 4/1/11

      Property: Mineral interests only; All of sections 15 (8.33% on 640 acres), 21 (8.33 on 640 acres), 27 (8.33% on 640 acres) T30N, R53# and Section 33 (8.33% on 400 acres), T31N, R53E located in Elko County, Nevada held by the owner. The total acreage for this lease is approximately 2,320 acres.

   b. Oscar Rudnick dated 12/1/10

      Property: Mineral interests only in all of sections 15 (8.3% on 640 acres), 27 (16.67% on 640 acres), T30N, R53E and Section 33 (8.3% on 400 acres), T31N, R53E located in Elko County, Nevada held by the Owner. The total acreage for this lease is approximately 1,680 acres.

   c. Calvin Dean Stitzel and Cameron Dean Stitzlel dated 4/1/04

      Property: 2 (two) unpatented lode mining claims located in the SE 1/4, section 28, T30N, R53E, Elko County, Nevada, held by the Owner as 100% minerals for the unpatented claims described in Exhibit A attached. The total acreage for these claims is approximately 40 acres.

   d. Julian Tomera Ranches, Stonehouse Division and Thomas J. Tomera and Patsy S. Tomera, as Trustees of the Thomas J. Tomera Family Trust dated 8/30/02

      Property: The following described lands located in Elko County, Nevada

Schedule 1.1(a)
Page 12 of 15

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT

As to an undivided 25% mineral Interest

	Approx. Gross Acres	Net Mineral Acres
Township 30 North, Range 53 East, MDM		
Section 21 – All	640	160
Section 27 – SW 5/8	400	100
	1,040	260

e. Tomera Clan Lease dated 7/14/10

Property: The following described lands located in Elko County, Nevada

As to an undivided 25% mineral Interest

	Approx. Gross Acres	Net Mineral Acres
Township 30 North, Range 53 East, MDM		
Section 21 – All	640	160
Section 27 – SW 5/8	400	100
	1,040	260

f. Michael Etcheverry dated 5/1/04

Property: Mineral interests only in all of sections 15 (8.33% on 640 acres), 21 (8.33% on 640 acres), 27 (8.33% on 640 acres), T30N, R53E and section 33 (8.33% on 400 acres), T31N, R53E located in Elko County, Nevada held by the Owner. The total acreage for this lease is approximately 2,320 acres.

g. Pereira Family LLC dated 7/12/06

Property: Sections 25 (640 acres) and 13 (640 acres) T30N, R53E located in Elko County, Nevada held by the Owner and represented by Regions Bank as Agent for Pereira Family, LLC.

h. Pereira Family LLC dated 8/7/07

Property: Sections 15 (640 acres) and 23 (640 acres) and 27 (240 acres) T30N, R53E located in Elko County, Nevada held by the Owner and represented by Regions Bank as Agent for Pereira Family, LLC.

Schedule 1.1(a)
Page 13 of 15

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS, REAL PROPERTY & GOLDWEDGE PROJECT

i. Richard Fisk dated 2/13/03

Property: Various contiguous unpatented lode mining claims situated in Churchill County, Nevada T22N, R3

Schedule 1.1(a)
Page 14 of 15

Schedule 1.1(a)

LEASES, MATERIAL CONTRACTS, MINING PROPERTIES, MINING CLAIMS,
REAL PROPERTY & GOLDWEDGE PROJECT

PROJECT PERMITS

Manhattan Mining Company
Goldwedge Project
Permit & License List

License/Permit	License/Permit #	Issue Date	Renewal Date
NDEP- WCPC Goldwedge – (Water Pollution Control)	NEV2002107	February 2/2009	August 26/2013
NDEP – WCPC R.I.B. – (Water Pollution Control)	NEV2008101	May 20/2009	May 20/2014
NDEP – Class II Air Quality	AP1041-1457 FIN A0373	October 19/2009	October 19/2012
NDEP Reclamation Goldwedge	0211	December 5/2008	Valid until closure
Div. of Water Res. Water to R.I.B.	78735, 78734	July 10/2009	August 30/2015
Div. of Water Res. Water-Monitor	69021	September 16/2002	Renewed Yearly
BLM – Right of Way R.I.B.	N-85752	December 9/2008	December 31/2037
NDOT Right-of-Way – R.I.B.	107358-2008	March 28, 2011	Valid until closure
Dept. of Justice Explosives License	9-NV-023-33-1L-00201	August 5/2009	November 1/ 2011
Dept. of Labor MSHA Mine ID	26-02542	May 11/ 2006	Valid until closure
Nevada State Fire Marshal – Hazardous Material Storage	Facility ID: 55859	January 14/2008	March 15/2011

Schedule 1.1(a)
Page 15 of 15

Schedule 1.1(d)
Security Documents

1. Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement, filed in Nye County, Nevada on September 7, 2011, in the Official Records, Document No. 772064

2. Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement, filed in Elko County, Nevada on September 7, 2011, in the Official Records, Document No. 644561

3. Amended and Restated Deed of Trust, Security Agreement, Assignment of Production, Rents and Leasehold Interests and Financing Statement, filed in Churchill County, Nevada on September 7, 2011, in the Official Records, Document No. 423149

4. Amended and Restated Security Agreement (Manhattan Mining Co.)

5. Guarantee (Royal Standard Minerals Inc.)

6. General Security Agreement (Royal Standard Minerals Inc.)

7. Share Pledge Agreement

8. Share Certificate No. 1 representing 500 Shares of Manhattan Mining Co.

9. Acknowledgement and Confirmation of Guarantee, General Security Agreement and Share Pledge Agreement

10. UCC-1 Financing Statements

    A. State of Nevada

    B. Nye County, Nevada

    C. Elko County, Nevada

    D. Churchill County, Nevada

    E. Washington D.C.

11. PPSA Financing Statement (Guarantor)

12. Gold Supply Agreement (Nye County)

13. Memorandum of Gold Supply Agreement, filed in Nye County, Nevada on July 20, 2011, in the Official Records, Document No. 769544

14. Gold Supply Agreement (Elko & Churchill Counties)

15. Memorandum of Gold Supply Agreement, filed in Elko County, Nevada on September 7, 2011, in the Official Records, Document No. 644563

16. Memorandum of Gold Supply Agreement, filed in Churchill County, Nevada on September 7, 2011, in the Official Records, Document No. 423151

17. Royalty Agreement (Nye County)

18. Memorandum of Royalty Agreement, filed in Nye County, Nevada on July 20, 2011, in the Official Records, Document No. 769546

19. Royalty Agreement (Elko & Churchill Counties)

20. Memorandum of Royalty Agreement, filed in Elko County, Nevada on September 7, 2011, in

2097207.1

the Official Records, Document No. 644562

21. Memorandum of Royalty Agreement, filed in Churchill County, Nevada on September 7, 2011, in the Official Records, Document No. 423150

22. Mill Royalty Agreement

23. Memorandum of Mill Royalty Agreement, filed in Nye County, Nevada on July 20, 2011, in the Official Records, Document No. 769545

24. Notice of Borrowing

25. Solvency Certificate

26. Omnibus Certificate – Manhattan Mining Co.

27. Certificate of Good Standing – Manhattan Mining Co.

28. Opinion Letter issued by Woodburn & Wedge, legal counsel to Manhattan Mining Co.

29. Title Opinion issued by Parsons Behle & Latimer

    A. Title Opinion dated June 13, 2011

    B. Title Opinion dated July 21, 2011

    C. Title Opinion dated October 12, 2011

30. Borrower Control Agreement

Schedule 2.5
APPROVED ACCOUNTS PAYABLE

Counterparty	Description	Entity	As of 6/22/11
[*]	Due to Roland Larsen	MMC	$ [*]
[*]	Federal withholding, Social Security & Medicare	MMC	$ [*]
[*]	Rent	MMC	$ [*]
[*]	Claims research	MMC	$ [*]
[*]	Claims Filing Fees	MMC	$ [*]
[*]	Claims Filing Fees	MMC	$ [*]
[*]	Claims Filing Fees	MMC	$ [*]
[*]	Insurance Settlement	MMC	$ [*]
[*]	Water Rights Title Opinion	MMC	$ [*]
[*]	Regulatory Fees - Safety	MMC	$ [*]
[*]	Income Tax Prep	MMC	$ [*]
[*]	Selig	MMC	$ [*]
[*]	Expense Reimbursement	MMC	$ [*]
[*]	Expense Reimbursement	MMC	$ [*]
[*]	Water Pollution Control Permits	MMC	$ [*]
[*]	Electric	MMC	$ [*]
[*]	Land Payment	MMC	$ [*]
[*]	Land Payment	MMC	$ [*]
[*]	Land Payment	MMC	$ [*]
[*]	Telephone Service	MMC	$ [*]
[*]	Internet Service	MMC	$ [*]
[*]	Argon Gas Supplier	MMC	$ [*]
[*]	Intercompany payable	MMC	$ [*]
[*]	Expense Report	MMC	$ [*]
[*]	Supplies	MMC	$ [*]
[*]	State Unemployment Tax	MMC	$ [*]
[*]	NV Business License	MMC	$ [*]
[*]	Property Taxes	MMC	$ [*]
[*]	Truck Insurance	MMC	$ [*]
[*]	Rent	MMC	$ [*]
[*]	Water Testing for NDEP	MMC	$ [*]
[*]	Trash Pickup	MMC	$ [*]
[*]	Powder Magazine Rental	MMC	$ [*]
[*]	Propane Supplier	MMC	$ [*]
[*]	Surpac Software License	MMC	$ [*]
[*]	IRS Penalty	MMC	$ [*]
[*]	Attorneys	MMC	$ [*]
[*]	Investor Relations	MMC	$ [*]
[*]	Unknown	RSM	$ [*]
[*]	Corporate Secretary	RSM	$ [*]
[*]	Unknown	RSM	$ [*]
[*]	Unknown	RSM	$ [*]
[*]	CFO	RSM	$ [*]
[*]	Bookkeepers	RSM	$ [*]
[*]	Auditors	RSM	$ [*]
[*]	Tax payable	MMC	$ [*]
[*]	Tax payable	MMC	$ [*]
[*]	Tax payable	MMC	$ [*]
[*]	Tax payable	MMC	$ [*]
[*]	Tax payable	MMC	$ [*]
[*]	Tax payable	MMC	$ [*]

Schedule 2.5

Schedule 2.5
APPROVED ACCOUNTS PAYABLE

Counterparty	Description	Entity	As of 6/22/11
[*]	Wages payable	MMC	$ [*]
[*]	Wages payable	MMC	$ [*]
[*]	Wages payable	MMC	$ [*]
[*]	Wages payable	MMC	$ [*]
[*]			$ -

$ [*]

Schedule 2.5

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

ROYAL STANDARD
MINERALS INC.

Royal Standard Minerals Inc.
(Continued under the Canada Business Corporations Act)

(An Exploration Stage Company)

(Expressed in United States Dollars)
Consolidated Financial Statements

January 31, 2011 and 2010

Schedule 6.1(g)
Page 1

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Royal Standard Minerals Inc. (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the years presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the years presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Roland M. Larsen"

Roland M. Larsen
President and Chief Executive Officer

(signed) "J. Allan Ringler"

J. Allan Ringler
Chief Financial Officer

Toronto, Canada
May 30, 2011

Schedule 6.1(g)
Page 2

MSCM LLP
Accountants & Advisors for a Complex World

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Independent Auditors' Report

To the Shareholders of
Royal Standard Minerals Inc.
(An Exploration Stage Company)

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Royal Standard Minerals Inc. which comprise of the consolidated balance sheets as at January 31, 2011 and 2010 and the consolidated statements of mineral properties, operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2011 and for the period from inception on June 26, 1996 to January 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Schedule 6.1(g)
Page 3

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Royal Standard Minerals Inc. as at January 31, 2011 and 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2011 and for the period from inception on June 26, 1996 to January 31, 2011 in accordance with Canadian generally accepted accounting principles.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes uncertainty regarding the Company's ability to continue as a going concern.

Other matters

We did not audit the consolidated financial statements of Royal Standard Minerals Inc. for the period from inception on June 26, 1996 to January 31, 2008. Those consolidated financial statements were audited by other auditors who issued a report without reservation on March 28, 2008.

Signed: ***"MSCM LLP"***

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 30, 2011

Schedule 6.1(g)
Page 4

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(expressed in United States Dollars)

As at January 31	2011	2010
Assets		
Current		
Cash	$ 102,038	$ 745,779
Marketable securities (Note 5)	52,000	60,500
Sundry receivables and prepaids	61,277	24,537
	215,315	830,816
Due from related parties (Note 14)	-	121,740
Reclamation bonds (Note 6)	537,860	534,984
Mineral properties (Note 7)	12,009,423	19,799,686
Equipment, net (Note 8)	453,733	725,906
	$ 13,216,331	$ 22,013,132
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 578,627	$ 301,381
Due to related parties (Note 14)	357,061	-
	935,688	301,381
Asset retirement obligation (Note 9)	232,010	232,010
	1,167,698	533,391
Shareholders' Equity		
Share capital (Note 10(b))	28,098,264	28,098,264
Contributed surplus (Note 11)	10,076,866	10,076,866
Deficit	(26,092,373)	(16,669,265)
Accumulated other comprehensive loss	(34,124)	(26,124)
	12,048,633	21,479,741
	$ 13,216,331	$ 22,013,132

Going Concern (Note 1)
Contingencies (Note 15)

Approved by the Board:

Roland M. Larsen
Director

James B. Clancy
Director

The accompanying notes are an integral part of these consolidated financial statements.

- 2 -

Schedule 6.1(g)
Page 5

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.

(An Exploration Stage Company)

Consolidated Statements of Mineral Properties

(expressed in United States Dollars)

For the years ended January 31	2011	2010	Cumulative from date of inception of project
Gold Wedge Project			
Opening balance	**$16,087,544**	$15,177,300	$ -
Property acquisition costs	**40,492**	430,028	1,192,167
Travel	**65,983**	6,914	398,260
Mine development costs	**42,312**	10,671	1,089,100
Drilling	**-**	(202)	948,793
General exploration	**-**	-	133,353
Professional fees	**65,550**	7,528	145,714
Consulting, wages and salaries	**240,392**	282,548	5,222,103
Office and general	**84,314**	118,112	1,758,620
Analysis and assays	**2,225**	7,983	157,835
Supplies, equipment and transportation	**(9,010)**	54,153	3,677,741
Amortization	**254,908**	322,524	2,481,039
Net proceeds from sale of exploration ore	**-**	(330,015)	(330,015)
Written down	**(8,437,355)**	-	(8,437,355)
Activity during the year	**(7,650,189)**	910,244	8,437,355
Closing balance	**$ 8,437,355**	$16,087,544	$ 8,437,355
Pinon Project			
Opening balance	**$ 2,001,517**	$ 1,931,122	$ -
Property acquisition costs	**102,706**	54,013	712,923
Travel	**-**	-	78,326
Drilling	**-**	-	130,600
General exploration	**-**	-	7,765
Professional fees	**-**	19,668	85,941
Office and general	**-**	-	98,120
Geologist	**-**	-	32,653
Consulting, wages and salaries	**(15,711)**	258	643,624
Reclamation costs	**-**	-	167,785
Analysis and assays	**-**	-	74,042
Supplies, equipment and transportation	**-**	(3,544)	56,733
Activity during the year	**86,995**	70,395	2,088,512
Closing balance	**$ 2,088,512**	$ 2,001,517	$ 2,088,512

The accompanying notes are an integral part of these consolidated financial statements.

- 3 -

Schedule 6.1(g)
Page 6

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties (continued)
(expressed in United States Dollars)

For the years ended January 31	2011	2010	Cumulative from date of inception of project
Railroad Project			
Opening balance	$ -	$ 460,013	$ -
Property acquisition costs	-	5,980	465,993
Professional fees	-	123,580	123,580
Consulting, wages and salaries	-	27,727	27,727
Sale of property (note 7(b))	-	(617,300)	(617,300)
Activity during the year	-	(460,013)	-
Closing balance	$ -	$ -	$ -
Fondaway Project			
Opening balance	$ 339,776	$ 302,279	$ -
Property acquisition costs	58,037	37,497	378,537
Travel	-	-	3,279
Drilling	-	-	15,646
Analysis and assays	-	-	351
Written off	(397,813)	-	(397,813)
Activity during the year	(339,776)	37,497	-
Closing balance	$ -	$ 339,776	$ -
Kentucky Project			
Opening balance	$ 1,370,849	$ 1,136,682	$ -
Property acquisition costs	(300)	300	418,000
Travel	62	12,162	26,051
Reclamation	444	2,925	22,646
Professional fees	17,786	29,673	96,139
Consulting, wages and salaries	49,150	43,694	256,672
Office and general	15,223	35,825	111,703
Supplies, equipment and transportation	13,646	93,508	413,959
Rent	-	750	94,010
Amortization	16,696	15,330	44,376
Activity during the year	112,707	234,167	1,483,556
Closing balance	$ 1,483,556	$ 1,370,849	$ 1,483,556
TOTAL	$12,009,423	$19,799,686	$12,009,423

The accompanying notes are an integral part of these consolidated financial statements.

- 4 -

Schedule 6.1(g)
Page 7

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(expressed in United States Dollars)

For the years ended January 31	2011	2010	2009	Cumulative from date of inception June 26, 1996
Expenses				
General and administrative (Notes 14 and 16)	$ **674,394**	$ 656,001	$ 456,487	$ 5,158,946
Consulting, wages and salaries (Note 14)	**65,759**	444,159	324,963	2,830,781
Stock-based compensation (Note 11)	-	311,471	-	5,934,302
General exploration	-	-	-	211,835
Amortization	**1,122**	1,282	1,788	17,482
	741,275	1,412,913	783,238	14,153,346
Loss before the following items	**(741,275)**	(1,412,913)	(783,238)	(14,153,346)
Interest income	**3,221**	9,630	115,822	867,884
Write down of advances to related company (Note 14)	**(132,060)**	-	-	(207,566)
Write-off of exploration properties (Note 7)	**(8,835,168)**	-	-	(12,779,492)
Gain on disposal of marketable securities (Note 5)	**275,194**	-	-	323,182
Write down of marketable securities	-	-	-	(407,105)
Gain on sale of exploration property	-	583,199	-	109,012
Foreign currency translation adjustment	**6,980**	(1,020)	(205,565)	895,798
Net loss for the year	$ **(9,423,108)**	$ (821,104)	$ (872,981)	$ (25,351,633)
Basic and diluted loss per share (Note 12)	$ **(0.11)**	$ (0.01)	$ (0.01)	

Consolidated Statements of Comprehensive Loss
(expressed in United States Dollars)

For the years ended January 31	2011	2010	2009	Cumulative from date of inception June 26, 1996
Net loss for the year	$ **(9,423,108)**	$ (821,104)	$ (872,981)	$ (25,351,633)
Other comprehensive (loss) gain				
Net unrealized gains on available-for-sale marketable securities	**(8,000)**	(140,000)	51,810	(66,720)
Accumulated Other Comprehensive loss	$ **(9,431,108)**	$ (961,104)	$ (821,171)	$ (25,418,353)

[redacted]

The accompanying notes are an integral part of these consolidated financial statements.

- 5 -

Schedule 6.1(g)
Page 8

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.

(An Exploration Stage Company)

Consolidated Statements of Changes in Shareholders' Equity

(expressed in United States Dollars)

For the years ended January 31	2011	2010	Cumulative from date of inception June 26, 1996
Share capital			
Balance at beginning of year	$ 28,098,264	$ 28,095,521	$ 2,513,184
Private placements, net of issue costs	-	-	21,776,134
Warrants valuation	-	-	(4,649,811)
Shares issued for mineral properties	-	-	972,579
Shares issued on stock options exercised (cancelled)	-	-	648,483
Value of stock options exercised	-	-	197,588
Shares issued on warrants exercised	-	-	6,004,418
Value of warrants exercised	-	-	1,747,099
Shares issued for services	-	-	184,590
Cancellation of shares held in escrow	-	-	(1,425,413)
Cancellation of shares	-	(42,257)	(42,257)
Shares issued as compensation	-	45,000	171,670
Balance at end of year	$ 28,098,264	$ 28,098,264	$ 28,098,264
Shares to be cancelled			
Balance at beginning of year	$ -	$ (42,257)	$ -
Activity during the year	-	42,257	-
Balance at end of year	$ -	$ -	$ -
Warrants			
Balance at beginning of year	$ -	$ -	$ -
Value of warrants issued	-	-	4,649,811
Value of warrants exercised	-	-	(1,747,099)
Value of warrants expired	-	-	(2,902,712)
Balance at end of year	$ -	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

- 6 -

Schedule 6.1(g)
Page 9

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity (continued)
(expressed in United States Dollars)

For the years ended January 31	2011	2010	Cumulative from date of inception June 26, 1996
Contributed surplus			
Balance at beginning of year	$ 10,076,866	$ 9,765,395	$ -
Cancellation of shares held in escrow	-	-	1,425,413
Value of stock options granted	-	128,641	5,763,499
Value of stock options exercised	-	-	(197,588)
Expired warrants	-	-	2,902,712
Modifications of options	-	182,830	182,830
Balance at end of year	$ 10,076,866	$ 10,076,866	$ 10,076,866
Deficit			
Balance at beginning of year	(16,669,265)	(15,848,161)	(740,740)
Net loss	(9,423,108)	(821,104)	(25,351,633)
Deficit, end of year	$ (26,092,373)	$ (16,669,265)	$ (26,092,373)
Accumulated other comprehensive income			
Balance at beginning of year	$ (26,124)	$ 113,876	$ -
Transition adjustments	-	-	32,596
Net (decrease) increase in unrealized gains on available-for-sale marketable securities	(8,000)	(140,000)	(66,720)
Balance at end of year	$ (34,124)	$ (26,124)	$ (34,124)
Total Shareholders' Equity	$ 12,048,633	$ 21,479,741	$ 12,048,633

The accompanying notes are an integral part of these consolidated financial statements.

- 7 -

Schedule 6.1(g)
Page 10

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(expressed in United States Dollars)

For the years ended January 31	2011	2010	2009	Cumulative from date of inception June 26, 1996
Operating activities				
Net loss for the year	$ **(9,423,108)**	$ (821,104)	$ (872,981)	$ (25,351,633)
Operating items not involving cash:				
Amortization	**1,122**	1,282	1,788	17,482
Stock-based compensation	-	311,471	-	5,934,302
Write-off of bad debt	-	-	-	20,950
Write-off of exploration properties	**8,835,168**	-	-	12,779,492
Consulting services provided as payment for stock options/shares	-	45,000	-	162,678
Gain on sale of exploration properties	-	(583,199)	-	(109,012)
Gain on disposal of marketable securities	**(275,194)**	-	-	(323,182)
Write down of advances to related company	**132,060**	-	-	207,566
Write down of marketable securities	-	-	-	407,105
Changes in non-cash working capital:				
Sundry receivables and prepaids	**(36,740)**	22,106	67,381	(113,492)
Accounts payable and accrued liabilities	**277,246**	111,093	(30,449)	578,627
Due from (due to) related parties	**346,741**	(21,433)	57,745	(126,172)
Cash used in operating activities	**(142,705)**	(934,784)	(776,516)	(5,915,289)
Financing activities				
Issue of common shares, net of issue costs	-	-	-	32,282,817
Purchase of shares to be cancelled	-	-	-	(42,257)
Cash (used in) provided by financing activities	-	-	-	32,240,560

The accompanying notes are an integral part of these consolidated financial statements.

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Schedule 6.1(g)
Page 11

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows (continued)
(expressed in United States Dollars)

For the years ended January 31	2011	2010	2009	Cumulative from date of inception June 26, 1996
Investing activities				
Funds held in trust	-	-	-	(20,950)
Sale of short-term investments	-	-	117,761	-
Purchase of reclamation bonds	**(2,876)**	(143,550)	(347,672)	(665,709)
Redemption of reclamation bonds	-	-	-	150,192
Additions to mineral properties	**(773,855)**	(1,071,737)	(4,412,598)	(23,811,013)
Purchase of equipment	-	(5,298)	(89,000)	(2,996,078)
Purchase of marketable securities	-	-	-	(1,057,976)
Proceeds on disposal of marketable securities	**275,695**	-	-	966,554
Proceeds on sale of mineral properties	-	1,200,000	-	1,211,747
Cash used in investing activities	**(501,036)**	(20,585)	(4,731,509)	(26,223,233)
Change in cash and cash equivalents	**(643,741)**	(955,369)	(5,508,025)	102,038
Cash and cash equivalents, beginning of year	**745,779**	1,701,148	7,209,173	-
Cash and cash equivalents, end of year	**$ 102,038**	**$ 745,779**	**$ 1,701,148**	**$ 102,038**
Supplemental cash information				
Amortization capitalized to mineral properties	**$ 271,604**	$ 337,854	$ 511,158	$ 2,525,415
Shares issued for services	**$ -**	$ 45,000	$ -	$ 45,000

The accompanying notes are an integral part of these consolidated financial statements.

- 9 -

Schedule 6.1(g)
Page 12

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

1. The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal properties in the United States. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the OTC Bulletin Board. The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage ("AcG11") as detailed by the Canadian Institute of Chartered Accountants ("CICA"). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence are dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company has incurred a net loss of $9,423,108 for the year ended January 31, 2011 and has an accumulated deficit of $26,092,373. In addition, the Company has a working capital deficiency of $720,373 at January 31, 2011. The Company funded its operations for the year ended January 31, 2011 through the use of existing cash reserves. The Company does not have sufficient cash reserves to fund its administrative cost for the coming fiscal year and to make inroads on its liabilities to trade creditors. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

A summary of the differences between Canadian GAAP and generally accepted accounting principles in the United States ("US GAAP") which affect the Company is contained in Note 18.

The significant accounting policies followed under Canadian GAAP are as follows:

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Inc. and Manhattan Mining Co., both United States companies.

All intercompany transactions and balances have been eliminated upon consolidation.

- 10 -

Schedule 6.1(g)
Page 13

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

2. Significant Accounting Policies (continued)

(b) Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Exploration equipment	- 25% to 30%
Office equipment	- 20%

Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made.

(c) Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. Cost includes any cash consideration and advance royalties paid. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

If the economically recoverable coal and precious metal reserves are developed, capitalized costs of the related property will be reclassified as mining assets and amortized using the unit of production method. When a mineral property is abandoned, all related costs are written-off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written-down to its estimated net realizable value. A mineral property is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

- 11 -

Schedule 6.1(g)
Page 14

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

2. Significant Accounting Policies (continued)

(d) Asset retirement obligation

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

(e) Stock-based compensation plans

The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 11 and recorded as stock-based compensation expense over the vesting period of the stock options, with the offsetting credit recorded as an increase in contributed surplus. The fair value of stock options issued to other than employees are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are recognized over the period of service.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

(f) Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax base of the assets and liabilities, and are measured using the substantively enacted tax rates expected to be in effect when these temporary differences are likely to reverse. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

(g) Loss per common share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

- 12 -

Schedule 6.1(g)
Page 15

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

2. Significant Accounting Policies (continued)

(h) Foreign currency translation

The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at year end rates of exchange. Other assets and liabilities and share capital of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the year. Gains and losses on foreign exchange are recorded in operations in the current year.

(i) Marketable securities

Marketable securities are carried at fair value. Also see note 2(m).

(j) Short-term investments

Short-term investments are liquid investments with a maturity greater than three months but less than one year.

(k) Financial instruments and comprehensive income (loss)

The Company's financial instruments consist of cash and cash equivalents, marketable securities, sundry receivables, reclamation bonds, accounts payable and accrued liabilities, and due from related parties. The carrying values of these financial instruments approximate their fair market values due to the relatively short periods to maturity or capacity for prompt liquidation of these instruments.

The Company has designated, for accounting purposes, its cash and reclamation bonds as held-for-trading, which are measured at fair value. Sundry receivables and due from related parties are classified for accounting purposes as loans and receivables, which are measured at amortized cost which approximates fair market value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which equals fair market value. In addition, the Company's marketable securities are classified for accounting purposes as available-for-sale which are also measured at fair value.

(i) The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until they are disposed or impaired, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

- 13 -

Schedule 6.1(g)
Page 16

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

2. Significant Accounting Policies (continued)

(l) Measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the reporting period. The most significant estimates are related to the recoverability of exploration expenditures, stock based compensation, and future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

(m) Fair value hierarchy and liquidity risk disclosure

In June 2009, the CICA issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ended January 31, 2010. This adoption resulted in additional disclosure as provided below.

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. Short-term financial instruments include cash and cash equivalents and marketable securities. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP.

- Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level two includes inputs that are observable other than quoted prices included in level one.
- Level three includes inputs that are not based on observable market data.

	Level One	Level Two	Level Three
Cash	$ 102,038	$ -	$ -
Marketable securities	$ 52,000	$ -	$ -

(n) Future accounting changes

(i) International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements and is prepared to adopt IFRS effective February 1, 2011.

- 14 -

Schedule 6.1(g)
Page 17

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

3. Capital Management

The Company manages its capital with the following objectives:

- to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
- to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit which at January 31, 2011, totalled $12,048,633 (January 31, 2010 - $21,479,741).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2011. The Company is not subject to external capital requirements.

[redacted]

- 15 -

Schedule 6.1(g)
Page 18

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

4. Property and Financial Risk Factors

(a) Property risk

The Company's significant mineral properties are outlined below:
Gold Wedge Project
Pinon Project
Kentucky Project

(collectively called the "Properties")

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk factors

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, reclamation bonds and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

Due from related parties consist of amounts due from a company under common management. In the current year, the amounts due from related parties were determined to be uncollectible and was written off at year end.

- 16 -

Schedule 6.1(g)
Page 19

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

4. Property and Financial Risk Factors (continued)

(b) Financial risk factors (continued)

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2011, the Company had a cash balance of $102,038 (2010 - $745,779) to settle current liabilities of $935,688 (2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company is seeking sources of additional capital to improve its liquidly position.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

Foreign currency risk

The Company's functional and reporting currency is the US dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c) Sensitivity analysis

As of January 31, 2011, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

- 17 -

Schedule 6.1(g)
Page 20

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

4. Property and Financial Risk Factors (continued)

(c) Sensitivity analysis (continued)

- The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended January 31, 2011 would have been approximately $5,200 higher/lower. Similarly, as at January 31, 2011, reported shareholders' equity would have been approximately $5,200 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
- Cash, sundry receivables, due from and to related parties, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2011, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, it would affect net loss and comprehensive loss by approximately $5,000.
- Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even if commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of January 31, 2011, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5. Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe is considered to be related to the Company because of common management. The market value of the shares at January 31, 2011 was $52,000 (2010 - $60,000).

The quoted market values represents the fair value of the shares.

As at January 31, 2010, the Company had an investment in 500,000 shares of a private company valued at $500. During the year, the Company disposed of the investment for proceeds of $275,695 resulting in a gain of $275,194.

6. Reclamation Bonds

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed.

- 18 -

Schedule 6.1(g)
Page 21

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

7. Mineral Properties

Name of Mineral Property	2011	2010
Gold Wedge project (a)	**$ 8,437,355**	$16,087,544
Pinon project (b)	**2,088,512**	2,001,517
Railroad project (b)	**-**	-
Fondaway project (c)	**-**	339,776
Kentucky project (d)	**1,483,556**	1,370,849
	$ 12,009,423	$19,799,686

(a) Gold Wedge Project

The Gold Wedge Project is a property owned by the Company in the Manhattan Mining District in Nye County, Nevada. The Company has been issued a mine and mill permit for the project on this property by the Nevada Department of Environment Protection. Construction of a processing plant has been completed on site and testing of various mineral processing functions have been performed. Further testing will be performed in the future. There is a 3% net smelter return ("NSR") on the property that will be retired upon the execution of the option agreement.

Contiguous to the Gold Wedge Property was the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada, was also held under the same option agreement. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups. The Company made option payments totaling $24,000 and made a final payment of $280,344 to acquire the property. There was a gross production royalty of 8% to a maximum of $300,000 on the property that was retired when the purchase option was exercised.

The Company has recorded an asset retirement obligation of $156,075 on this project, representing the estimated costs of the Company's obligation to restore the site to its original condition. This asset retirement obligation is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

During the year ended January 31, 2011, the Company took an impairment write-down of $8,437,355 on the property.

(b) Pinon Project

The Pinon project is a property made up of a number of property lease agreements whereby the Company leases the surface and mineral rights from the land owners for an annual fee. The properties are in Elko Country, Nevada. There is a 5% NSR on the properties under these lease agreements.

- 19 -

Schedule 6.1(g)
Page 22

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

7. Mineral Properties (continued)

(b) Pinon Project (continued)

Railroad Project

The Railroad project was a property made up of property lease agreements whereby the Company leased the surface and mineral rights from the landowners for an annual fee.

On August 30, 2009, the Company entered into a purchase and sale agreement whereby 100% of the Railroad Project was sold. Under the terms of the agreement the Company received from an unrelated private company net, after payout of the option to acquire 100% of the option to purchase the project, $1,200,000. The Company retained a 1% NSR royalty and received 500,000 common shares in the private company, valued at $500.

The Company has recorded an asset retirement obligation of $56,658 and has a reclamation bond posted against its Pinon project in the amount of $56,658.

(c) Fondaway Project

The Fondaway Project is located in Churchill County, Nevada. The Company has leased the property and was obligated to make payments of $25,000 in fiscal 2003, $30,000 in 2004 and 2005 and $35,000 in each of the following seven years. All these payments have been made to date. The Company is also obligated to provide a 3% NSR upon production.

During the year ended January 31, 2011, the Company did not perform any exploration on this project and wrote off all accumulated deferred exploration costs. The Company is still paying all lease payments to keep the property in good standing.

(d) Kentucky Project

The Company has entered into an option agreement whereby it agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into by the parties.

Under the option agreement a 100% interest in the coal mineral rights on approximately 1,000 acres in Wolfe County, Kentucky was acquired. The transaction costs included an acquisition cost of $250,000 and payment of a reclamation bond of $178,700. The property has a royalty of 6% on produced coal product.

The optionor of the agreement is Sharpe.

The Company has recorded an asset retirement obligation on its Kentucky project in the amount of $19,277 representing the Company's obligation to restore the property to its original condition.

On September 11, 2009, the Company obtained an extension of the Option and Joint Venture agreement it has with Sharpe. The extension allows the Company to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

- 20 -

Schedule 6.1(g)
Page 23

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

8. Equipment

	2011	2010
Cost		
Exploration equipment	**$ 2,977,464**	$ 2,977,464
Office equipment	**21,806**	21,253
	2,999,270	2,998,717
Accumulated amortization		
Exploration equipment	**2,525,415**	2,253,811
Office equipment	**20,122**	19,000
	2,545,537	2,272,811
Net carrying value		
Exploration equipment	**452,049**	723,653
Office equipment	**1,684**	2,253
	$ 453,733	$ 725,906

Amortization of exploration equipment is capitalized to mineral properties and amortization of office equipment is charged to operations.

9. Asset Retirement Obligation

The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("ARO's") were estimated to be $232,010 as at January 31, 2011, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. There was no significant change in present value of the obligation between 2010 and 2011. No amount has been expensed in the years ended January 31, 2011 and 2010. Following is the reconciliation of the asset retirement obligation:

	2011	2010
Balance, beginning of year	**$ 232,010**	$ 232,010
Accretion cost	**-**	-
Balance, end of year	**$ 232,010**	$ 232,010

- 21 -

Schedule 6.1(g)
Page 24

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

10. Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b) Issued

Common shares issued	Shares		Amount
Balance, January 31, 2008	84,079,825		28,354,608
Stock options and shares cancelled (ii)	(885,000)		(259,087)
Balance, January 31, 2009	83,194,825		28,095,521
Shares issued as compensation (iii)	750,000		45,000
Shares re-purchased and cancelled (i)	(91,000)		(42,257)
Balance, January 31, 2010 and 2011	**83,853,825**	**$**	**28,098,264**

(i) On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. On August 3, 2007, the Company purchased 91,000 common shares of the Company at a cost of $42,257. These shares were purchased pursuant to the normal course issuer bid and were cancelled in 2010. The historical value of these shares were removed from share capital and the excess over the purchase price was recorded as an increase in contributed surplus.

(ii) On March 16, 2009 the shares issued on stock options exercised in 2008 were cancelled by the Board of Directors of the Company as the bonus granted that was used to exercise the stock options was cancelled as it was not approved by the Board of Directors.

(iii) On August 25, 2009, the Company issued 750,000 common shares at a price of $0.06 to settle a debt of $45,000 in respect of services rendered by a consultant to the Company.

- 22 -

Schedule 6.1(g)
Page 25

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

11. Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

	Number of Stock Options		Weighted Average Exercise Price Canadian ($)	
	2011	**2010**	**2011**	**2010**
Outstanding at beginning of year	**7,904,691**	7,606,500	**$ 0.10**	$ 0.81
Granted during year	-	2,062,191	-	0.10
Exercised during year	-	-	-	-
Expired during year	-	-	-	-
Cancelled during the year	-	(1,764,000)	-	(0.81)
Outstanding at end of year	**7,904,691**	7,904,691	**$ 0.10**	$ 0.10

- 23 -

Schedule 6.1(g)
Page 26

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

11. Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2011:

Expiry Date	Exercise Price ($)	Options Outstanding	Fair Value	Weighted average remaining years
June 26, 2014	0.10	7,904,691	$ 4,298,688	3.40

During June 2009, the Company obtained approval to re-price all outstanding stock options to $0.10 per share and extend the expiry date to June 26, 2014. The original exercise prices ranged from CDN$0.29 to CDN$1.44 and with various expiry dates between April 13, 2010 to July 13, 2012. On modification of the stock options, an incremental value of $182,830 of stock-based compensation was recognized and reflected in contributed surplus. During the prior year, the Company issued 2,062,191 options with an exercise price of $0.10 per common share, with an expiry date of June 26, 2014.

The fair value of the stock options granted and re-valued was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, a total of $311,471 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options modified and granted: dividend yield, 0%; risk-free interest rate, 2.53%; estimated life, 5 years and volatility, 187.73%.

For fiscal 2011, the weighted-average grant date fair value of options was $NIL (2010 - $128,641; 2009 - $NIL) or $NIL (2010 - $0.06; 2009 - $NIL) per option.

The following table reflects the continuity of contributed surplus:

	Amount
Balance, January 31, 2008	$ 6,950,396
Expired warrants	2,814,999
Balance, January 31, 2009	9,765,395
Options granted	128,641
Options modification	182,830
Balance, January 31, 2010 and 2011	**$ 10,076,866**

- 24 -

Schedule 6.1(g)
Page 27

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

12. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	2011	2010	2009
Numerator:			
Loss for the year	**$ (9,423,108)**	$ (821,104)	$ (872,981)
Denominator:			
Weighted average number of common shares outstanding for basic and diluted loss per share	**83,853,825**	83,470,428	83,194,825
Basic and diluted loss per share	**$ (0.11)**	$ (0.01)	$ (0.01)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share on January 31, 2011, 2010 and 2009 as their inclusion would be anti-dilutive.

13. Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 30.17% (2010 - 32.92% and 2009 - 33.46%) to the amounts recognized in the consolidated statements of operations:

	2011	2010	2009
Net loss before income taxes reflected in consolidated statements of operations	**$ (9,423,108)**	$ (821,104)	$ (872,981)
Expected income tax recovery	**$ (2,843,000)**	$ (270,307)	$ (292,099)
Permanent differences	**(1,700)**	-	-
Stock option compensation expense	-	(104,768)	-
Deductible share issue costs	-	-	(100,748)
Effects of expiration of non-capital losses	**153,000**	102,536	-
Amortization	-	422	600
Foreign exchange rate changes	**(588,600)**	-	-
Difference between Canadian and foreign tax rates	**(27,000)**	(11,354)	(6,352)
Tax rate changes and foreign exchange rate changes	**330,900**	-	-
Subsidiary losses capitalized for consolidation purpose	-	-	(1,563,724)
Increase (decrease) in valuation allowance	**2,976,400**	283,471	1,962,323
Income tax (recovery) expense	**$ -**	$ -	$ -

- 25 -

Schedule 6.1(g)
Page 28

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

13. Income Taxes (Continued)

The following table reflects future tax assets at January 31, 2011, 2010 and 2009:

	2011	2010	2009
Unclaimed non-capital losses	**$ 4,586,700**	$ 4,225,533	$ 4,394,441
Unclaimed capital losses	**6,525**	6,099	6,119
Excess of undepreciated capital cost allowance over carrying value of capital assets	**757,500**	635,187	513,640
Excess of unclaimed resource pools over carrying value of exploration properties	**2,582,100**	100,907	1,222,368
Asset retirement obligation	**58,000**	-	-
Unclaimed share issue costs	**-**	46,699	126,667
	7,990,825	5,014,425	6,263,235
Valuation allowance	**(7,990,825)**	(5,014,425)	(6,263,235)
Future income tax assets	**$ -**	$ -	$ -

The Company's non-capital income tax losses expire as follows:

2015	$ 633,300
2026	857,700
2027	6,269,400
2028	2,208,200
2029	1,518,800
2030	1,683,700
2031	923,900
	$ 14,095,000

- 26 -

Schedule 6.1(g)
Page 29

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

14. Related Party Transactions and Balances

	2011	2010
Due from related parties:		
Sharpe Resources Corporation (i)	$ -	$ 121,740
	$ -	$ 121,740

(i) Sharpe is related to the Company because of common management. On September 9, 2008, the Company entered into an agreement with Sharpe for the repayment of certain advances totaling the principal amount of $124,521 (the "Advances") that have been loaned by the Company to Sharpe since January 1, 2005. Sharpe had executed a promissory note (the "Note") in favour of the Company that provided for the repayment of the Advances over a three-year period commencing on September 9, 2008. Pursuant to the Note, the outstanding amount of the Advances accumulated interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the Advances together with all interest on such amount has been repaid in full.

On September 11, 2009, the Company cancelled the Note received from Sharpe and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments on September 9, 2011, 2012 and 2013 as consideration for the extension of the Option and Joint Venture agreement it has with Sharpe (see Note 7(d)). The note was written-off during the year ended January 31, 2011.

Consulting, wages and salaries include a bonus accrual of $192,290 (2010 - $125,000; 2009 - $NIL) and salary paid of $124,986 (2010 - $124,986; 2009 - $249,995) to the President of the Company.

Consulting, wages and salaries include a bonus accrual of $21,715 (2010 - $5,200; 2009 - NIL) and salary paid of $45,061 (2010 - $45,061; 2009 - $82,337) to an employee who is also a family member of the President and Director of the Company.

Compensation of $42,000 CDN (2010 - CDN $38,500; 2009 - $23,080 - former CFO) was paid to the CFO of the Company.

During the year, a corporation associated with a director and officer of the Company was paid fees in Canadian dollars of $7,650 (2010 - $6,852, 2009 - $9,849).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

15. Contingencies

(a) The Company and a dissident group of shareholders agreed to settle matters between the parties based on a judgment made by the United States District Court of the Central District of California. The judgment and agreement approved by the District Court stated that the dissident group could not sell or acquire any shares of the Company without notifying the Company and must vote with management on matters being voted on at shareholder meetings for three years from May 5, 2008.

- 27 -

Schedule 6.1(g)
Page 30

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

15. Contingencies (continued)

(b) The Company received documents filed in the District Court, Nye County, Nevada, whereby a optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(c) An insurance company engaged by the Company has filed a complaint against the Company which states that they were engaged to provide insurance on open account. The Company has informed the insurance company that it does not agree with the insurance companies calculation of amounts invoiced for insurance on the open account. It is the opinion of management that this disagreement will be satisfactorily negotiated and settled and therefore have accrued $50,000 as a settlement.

(d) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company's failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the "DMER"). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

In the same action the prior lease holder has stated that the Company owes them for storage fees for storing a truck. In the opinion of management the action is without merit and the Company intends to defend itself against this claim.

(e) At January 31, 2011, the Company is involved in litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, any liability that may arise from such contingencies would not be material or have a significant adverse effect on the consolidated financial statements of the Company.

16. General and Administrative

	2011	2010	2009
Advertising and promotion	**$ 44,770**	$ 205,415	$ 52,000
Corporate development	**7,387**	47,813	64,117
Insurance	**24,168**	30,065	33,161
Office and general	**362,086**	92,212	127,411
Professional fees	**235,983**	243,219	176,204
Travel	**-**	11,187	3,594
Capital tax, interest and penalties	**-**	26,090	-
	$ 674,394	$ 656,001	$ 456,487

- 28 -

Schedule 6.1(g)
Page 31

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

17. Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company's assets are located in the United States except for cash and cash equivalents totaling $100,065 (2010 - $678,589, 2009 - $1,673,912) held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses, totaling $309,735 (2010 - $1,035,250, 2009 - $356,249) necessary to maintain the Company's public company status.

18. Differences Between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(c), while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred.

- 29 -

Schedule 6.1(g)
Page 32

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

18. Differences Between Canadian GAAP and US GAAP (continued)

Had the Company's consolidated balance sheets as at January 31, 2011 and 2010 been prepared using US GAAP, such balance sheets would be presented as follows:

	2011	2010
Assets		
Current		
Cash and cash equivalents	$ 102,038	$ 745,779
Available-for-sale securities	52,000	60,500
Other receivables and prepaids	61,277	24,537
	215,315	830,816
Due from related parties	-	121,740
Reclamation bond	537,860	534,984
Equipment	453,733	725,906
Mining properties - acquisition costs	2,075,340	1,874,404
Mine development	1,045,125	1,044,703
	$ 4,327,373	$ 5,132,553
Liabilities		
Current		
Accounts payables	$ 15,430	$ 78,003
Accrued liabilities	563,197	223,377
Due to related parties	357,061	-
	935,688	301,380
Asset retirement obligation	232,010	232,010
	1,167,698	533,390
Shareholders' Equity		
Capital stock	27,517,239	27,517,239
Additional paid-in capital	9,930,740	9,930,740
Cumulative adjustments to marketable securities	(441,230)	(433,230)
Deficit accumulated during the development stage	(33,847,074)	(32,415,586)
	3,159,675	4,599,163
	$ 4,327,373	$ 5,132,553

US GAAP requires the presentation of the consolidated statement of comprehensive loss, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.

- 30 -

Schedule 6.1(g)
Page 33

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

18. Differences Between Canadian GAAP and US GAAP (continued)

The consolidated statements of operations and comprehensive loss, cash flows and changes in shareholder's equity under US GAAP are as follows:

Consolidated Statements of Operations and Comprehensive Income Loss:

	Cumulative from inception	2011	2010	2009
Expenses				
General and administrative	$ 5,158,946	$ 674,394	$ 656,001	$ 456,487
Consulting fees	2,830,781	65,759	444,159	324,963
Stock-based compensation	5,934,302	-	311,471	-
General exploration	22,799,717	843,548	871,101	4,222,304
Depreciation on non-exploration assets	17,482	1,122	1,282	1,788
	36,741,228	1,584,823	2,284,014	5,005,542
Loss before the following	(36,741,228)	(1,584,823)	(2,284,014)	(5,005,542)
Write down of advances to related company	(207,566)	(132,060)	-	-
Gain on disposal of available-for-sale securities	323,182	275,194	-	-
Interest income	867,884	3,221	9,630	115,822
Gain on sale of exploration property	1,028,444	-	950,320	-
Foreign exchange (loss) gain	895,799	6,980	(1,020)	(205,565)
Net loss before income taxes	(33,833,485)	(1,431,488)	(1,325,084)	(5,095,285)
Income taxes	-	-	-	-
Net loss	(33,833,485)	(1,431,488)	(1,325,084)	(5,095,285)
Comprehensive income items:				
Recovery of (write down) of available-for-sale securities	(493,044)	(8,000)	(140,000)	51,810
Comprehensive loss	**$ (34,326,529)**	**$ (1,439,488)**	**$ (1,465,084)**	**$ (5,043,475)**
Net loss per common share				
Basic and Diluted		$ (0.02)	$ (0.02)	$ (0.06)
Comprehensive loss per common share				
Basic and Diluted		$ (0.02)	$ (0.02)	$ (0.06)

- 31 -

Schedule 6.1(g)
Page 34

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

18. Differences Between Canadian GAAP and US GAAP (continued)

Consolidated Statements of Changes in Shareholders' Equity:
The changes in common stock since the Company's inception as required by US GAAP are as follows:

	Shares	Amount Under US GAAP
Issued to former shareholders of SRI	8,154,614	$ 1,318,566
Held by other shareholders	488,041	467,467
Balance, June 26, 1996	8,642,655	1,786,033
Issued for exploration properties	1,400,000	667,204
Issued for services	200,000	126,465
Issued for cash on exercise of warrant	580,577	361,823
Issued for cash	500,000	329,936
Balance, January 31, 1997	11,323,232	3,271,461
Issued for exploration properties	200,000	134,250
Flow-through shares issued for cash	300,000	216,763
Issued for cash, less issue costs of $481,480	7,228,066	2,129,061
Issued for services	70,000	58,125
Balance, January 31, 1998	19,121,298	5,809,660
Share issue costs	-	(5,919)
Balance, January 31, 1999	19,121,298	5,803,741
Issued for cash, less issue costs of $4,092	951,494	61,578
Balance, January 31, 2000	20,072,792	5,865,319
Issued for cash, less issue costs of $54,246	3,043,667	377,614
Balance, January 31, 2001	23,116,459	6,242,933
Issued for cash on exercise of warrants	951,494	123,052
Cancellation of shares held in escrow	(4,836,615)	(1,279,287)
Balance, January 31, 2002	19,231,338	5,086,698
Issued for cash, less issue cost of $55,258	7,000,000	600,427
Issued for cash, on exercise of stock options	910,000	88,290
Issued in exchange for exploration properties	1,000,000	171,125
Balance, January 31, 2003	28,141,338	5,946,540
Issued for cash, less issue cost of $266,372	6,000,000	845,292
Warrants valuation	-	(151,276)
Balance, January 31, 2004	34,141,338	$ 6,640,556

- 32 -

Schedule 6.1(g)
Page 35

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

18. Differences Between Canadian GAAP and US GAAP (continued)

Consolidated Statements of Changes in Shareholders' Equity (continued):

	Shares	Amount Under US GAAP
Balance, January 31, 2004	34,141,338	$ 6,640,556
Issued for cash, less issue cost of $360,964	7,395,000	1,486,784
Issued to broker as compensation	349,680	91,117
Issued on warrant exercise	1,257,500	318,352
Warrant valuation	-	(428,918)
Warrant call	-	90,345
Balance, January 31, 2005	43,143,518	8,198,236
Issued for cash, less issue cost of $295,750	12,131,000	3,117,705
Issued to broker as compensation	127,000	35,553
Issued on warrant and compensation option exercise	2,221,060	692,984
Warrant call	-	255,491
Warrant valuation	-	(1,132,581)
Issued on stock option exercise	200,000	64,824
Stock option valuation	-	19,433
Balance, January 31, 2006	57,822,578	11,251,645
Private placement	100,000	119,325
Private placement for cash, less issue cost of $879,170	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Issued on warrant exercise	6,126,730	2,639,865
Warrant call	-	740,133
Issued on stock option exercise	1,250,000	332,784
Stock option valuation	-	178,155
Balance, January 31, 2007	78,275,275	24,822,439
Shares issued on warrant exercised	4,289,550	1,868,342
Fair value of warrants exercised	-	661,130
Shares issued on stock option exercised	1,515,000	421,672
Balance, January 31, 2008	84,079,825	27,773,583
Shares issued on stock option exercised cancelled	(885,000)	(259,087)
Balance, January 31, 2009	83,194,825	27,514,496
Shares issued as compensation	750,000	45,000
Shares cancelled	(91,000)	(42,257)
Balance, January 31, 2010 and 2011	**83,853,825**	**$ 27,517,239**

- 33 -

Schedule 6.1(g)
Page 36

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

18. Differences Between Canadian GAAP and US GAAP (continued)

Other changes in shareholders' equity are presented as follows:

	Warrants	Additional paid in capital	Cumulative adjustments to marketable securities	Deficit accumulated during the development stage
Balance, January 31, 2007	$ 3,546,935	$ 5,879,511	$ (374,510)	$ (20,342,065)
Warrant exercise, fair value	(661,130)	-	-	-
Warrant expiry, fair value	(70,806)	-	-	-
Stock options	-	853,953	-	-
Warrants expired, fair value	-	70,806	-	-
Net loss	-	-	-	(5,653,152)
Other comprehensive loss items	-	-	29,470	-
Balance, January 31, 2008	2,814,999	6,804,270	(345,040)	(25,995,217)
Warrant expiry, fair value	(2,814,999)	2,814,999	-	-
Net loss	-	-	-	(5,095,285)
Other comprehensive loss items	-	-	51,810	-
Balance, January 31, 2009	-	9,619,269	(293,230)	(31,090,502)
Stock options	-	311,471	-	-
Net loss	-	-	-	(1,325,084)
Other comprehensive loss items	-	-	(140,000)	-
Balance, January 31, 2010	-	9,930,740	(433,230)	(32,415,586)
Net loss	-	-	-	(1,431,488)
Other comprehensive loss items	-	-	(8,000)	-
Balance, January 31, 2011	**$ -**	**$ 9,930,740**	**$ (441,230)**	**$ (33,847,074)**

- 34 -

Schedule 6.1(g)
Page 37

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

18. Differences Between Canadian GAAP and US GAAP (continued)

Consolidated Statement of Cash Flows:

	Cumulative from Inception	2011	2010	2009
Operating activities				
Net loss	$ (33,833,485)	$ (1,431,488)	$ (1,325,084)	$ (5,095,285)
Depreciation	2,542,897	272,726	339,136	512,946
Stock option compensation	5,934,302	-	311,471	-
Expenses settled by the issue of common shares	229,610	-	45,000	-
Exploration expenditures settled by the issue of common shares	2,199,799	-	-	-
Consulting services provided as payment for stock options	117,678	-	-	-
Gain on disposal of available-for-sale securities	(47,988)	-	-	-
Gain on disposal of property	(950,320)	-	(950,320)	-
Write down of advances to related company	686,906	132,060	-	-
Decrease (increase) in other receivables and prepaids	(44,698)	(36,740)	22,106	67,381
Increase (decrease) in accounts payables	15,430	(62,573)	22,145	(85,183)
Increase (decrease) in accrued liabilities	563,197	339,820	88,947	54,734
(Decrease) increase in advances to related company	(605,511)	346,741	(21,433)	57,745
	(23,192,183)	(439,454)	(1,468,032)	(4,487,662)
Financing activities				
Issue of common shares, net of issue costs	29,176,221	-	-	-
Asset retirement obligation	232,010	-	-	28,824
Purchase of treasury stock	(42,257)	-	-	-
	29,365,974	-	-	28,824

- 35 -

Schedule 6.1(g)
Page 38

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

18. Differences Between Canadian GAAP and US GAAP (continued)

Consolidated Statement of Cash Flows (Continued):

	Cumulative from Inception	2011	2010	2009
Investing activities				
Increase in short-term investments	-	-	-	117,761
Proceeds on disposal of property	1,200,000	-	1,200,000	-
Purchase of equipment	(2,996,078)	-	(5,298)	(89,000)
Acquisition of mining properties	(2,325,570)	(200,988)	(527,818)	(835,790)
Mine development costs	(1,045,127)	(422)	(10,671)	(53,910)
Purchase of available-for-sale securities	(1,057,976)	-	-	-
Reclamation bond	(537,860)	(2,876)	(143,550)	(188,248)
Proceeds on disposal of available-for-sale securities	690,859	-	-	-
	(6,071,752)	(204,286)	512,663	(1,049,187)
Cash and cash equivalents				
Net increase (decrease)	102,039	(643,740)	(955,369)	(5,508,025)
Beginning of year	-	745,779	1,701,148	7,209,173
End of year	$ 102,039	$ 102,039	$ 745,779	$ 1,701,148

Recent US GAAP accounting pronouncements

- In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This new guidance is effective for fiscal years beginning after November 15, 2009. This new guidance does not have a material impact on the Company's consolidated financial statements.

- 36 -

Schedule 6.1(g)
Page 39

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

18. Differences Between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements (Continued)

- In June 2009, the FASB issued new guidance, which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This new guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. This new guidance does not have a material impact on the Company's consolidated financial statements.

- In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, Measuring Liabilities at Fair Value ("ASU 2009-05"). This update provides amendments to ASC 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This new guidance does not have a material impact on the Company's consolidated financial statements.

- In January 2010, the FASB issued ASU No. 2010-06 ("ASU 2010-06") applicable to FASB ASC 820-10, Fair Value Measurements and Disclosures. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company's consolidated results of operations, cash flows or financial positions.

- In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements ("ASU 2010-09"), which amends ASC Topic 855 ("ASC 855") to address certain implementation issues related to an entity's requirement to perform and disclose subsequent events procedures. The amendments in ASU 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The new guidance did not have an impact on the Company's consolidated financial statements or results of operations.

- 37 -

Schedule 6.1(g)
Page 40

SCHEDULE 6.1(g)
FINANCIAL STATEMENTS

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2011, 2010 and 2009
(expressed in United States Dollars)

18. Differences Between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements (Continued)

- In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades ("ASU 2010-13"). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company's consolidated financial statements.

- 38 -

Schedule 6.1(g)
Page 41

Schedule 6.1(j)

Parsons Behle & Latimer®

50 West Liberty Street
Suite 750
Reno, Nevada 89501
Telephone 775.323.1601
Facsimile 775.348.7250

A Professional Law Corporation

Reno • Las Vegas • Salt Lake City

Ross E. de Lipkau

Direct Dial
(775) 789-6545
E-Mail
RdeLipkau@parsonsbehle.com

June 13, 2011

Via Email Only: Joel.Benson@dgslaw.com
Joel Benson
Davis Graham & Stubbs LLP
1550 17th Street, Ste. 500
Denver, CO 80202

Re: Manhattan Mining Co. – Title Opinion Letter

Dear Mr. Benson:

Enclosed herewith via email is the signed Opinion Letter. The original will be mailed to you via U.S. mail. Would you kindly forward a copy to your client, as I do not have an email address for it.

Very truly yours,

Parsons Behle & Latimer

Ross E. de Lipkau

RED/rt
Enclosure

cc: Client (w/encl.)

19600.001/4822-0575-5401.1

SCHEDULE 7.1(a)

JURISDICTIONS OF INCORPORATION

Royal Standard Minerals Inc.	Incorporated under the Canadian CBCA Quebec Reporting Issuer Only SEC Filer under the US Securities and Exchange Commission

Schedule 7.1(a)
Page 1 of 1

Schedule 7.1 (dd)(ii)

PROJECT PERMITS

Manhattan Mining Company
Goldwedge Project
Permit & License List

License/Permit	License/Permit #	Issue Date	Renewal Date
NDEP- WCPC Goldwedge – (Water Pollution Control)	NEV2002107	February 2/2009	August 26/2013
NDEP – WCPC R.I.B. – (Water Pollution Control)	NEV2008101	May 20/2009	May 20/2014
NDEP – Class II Air Quality	AP1041-1457 FIN A0373	October 19/2009	October 19/2012
NDEP Reclamation Goldwedge	0211	December 5/2008	Valid until closure
Div. of Water Res. Water to R.I.B.	78735, 78734	July 10/2009	August 30/2015
Div. of Water Res. Water-Monitor	69021	September 16/2002	Renewed Yearly
BLM – Right of Way R.I.B.	N-85752	December 9/2008	December 31/2037
NDOT Right-of-Way – R.I.B.	107358-2008	March 28, 2011	Valid until closure
Dept. of Justice Explosives License	9-NV-023-33-1L-00201	August 5/2009	November 1/ 2011
Dept. of Labor MSHA Mine ID	26-02542	May 11/ 2006	Valid until closure
Nevada State Fire Marshal – Hazardous Material Storage	Facility ID: 55859	January 14/2008	March 15/2011

Schedule 7.1 (dd)(ii)
Page 1 of 1

Schedule 7.1(dd)(iii)

TRADEMARKS, TRADENAMES, COPYRIGHTS & PATENTS

NONE

Schedule 7.1(dd)(iii)

Schedule 7.1(dd)(iv)

ACTIONS, SUITS, ARBITRATIONS OR PROCEEDINGS

The following are legal actions involving Royal Standard Minerals, the parent corporation of Manhattan Mining Co:

A. Commerce & Industry Insurance Co. brought an action on April 5, 2011 against Royal Standard Minerals Inc. The action was filed for money damages based upon failure to pay worker's compensation insurance premiums. The claim has been resolved for $78,000, to be paid in three equal payments.

B. On May 5, 2010, Anthony C. Selig and Dixie Exploration Corp. brought an action against Royal Standard Minerals Inc. It is believed this action is frivolous and a nuisance settlement has been offered.

C. The Nevada Secretary of State's office records indicate a UCC filing was filed on June 13, 2006 in favor of Western Power & Equipment for a new Takeuchitl 150 Skid Steer Loader. The Secretary of State's office reflects that this obligation or security interest has not been satisfied. We are advised that this is incorrect, as the financial obligation has been fully satisfied.

Schedule 7.1(dd)(iv)

Schedule 7.1(dd)(v)

CONTRACTS WITH POTENTIAL MATERIAL AVERSE EFFECT

NONE

Schedule 7.1(dd)(v)

Schedule 7.1(dd)(vi)

LABOUR AGREEMENTS

NONE

Schedule 7.1(dd)(vi)

Schedule7.1(dd)(vii)

BORROWER’S ACCOUNT

Manhattan Mining Co.
Nevada State Bank
Contact: Marlyse Richardson
132 Erie Main Street
Tonopah, NV 89049
Phone: 775-482-6263
Fax: 775-482-3422

Routing Number [*]
Account Number [*]

Schedule 7.1(dd)(vii)

SCHEDULE 7.1(jj)

PERMITTED AFFILIATE TRANSACTIONS

NONE

Schedule 7.1(jj)
Page 1 of 1

Schedule 8.1(m)
INSURANCE

1.	Workers Comp Insurance

American Mining Insurance Company
PO Box 535171
Atlanta, GA 30353-5171
Phone 800-448-5621
Fax 205-870-3245
Policy Number [*]
Policy Period [*]

2.	General Liability Insurance

James River Insurance Company
6641 West Broad Street, Suite 300
Richmond, VA 23230
Policy Number [*]
Policy Renews [*]

AGENT

Rhonda R. Teegarden
Director EQUITY RISK PARTNERS
456 Montgomery Street - 16th Floor
San Francisco CA 94104
Phone 415.874.7135
Fax 415.874.7199

3.	Vehicle Insurance

Progressive Insurance Company
PO Box 94739
Cleveland, OH 44101
Phone 800-895-2886
Policy Number [*]
Policy Period [*]

Schedule 8.1(m)